      Filed with the Securities and Exchange Commission on September 4, 1998

                                                      Registration No. 333-44335
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           -------------------------

                       POST-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           -------------------------
                               MLC HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 DELAWARE                                        6172                                      54-1817218
      (State or other jurisdiction of                (Primary standard industrial            (I.R.S. employer identification number)
      Incorporation or organization)                  classification code number)


                       11150 SUNSET HILLS ROAD, SUITE 110
                             RESTON, VIRGINIA 22090
                                 (703) 834-5710

    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                            ------------------------

                              STEVEN J. MENCARINI
                            Chief Financial Officer
                               MLC HOLDINGS, INC.
                       11150 Sunset Hills Road, Suite 110
                             Reston, Virginia 22090
                                 (703) 834-5710

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                              FRANK M. CONNER III
                              JONATHAN H. TALCOTT

                               ALSTON & BIRD LLP

                         601 Pennsylvania Avenue, N.W.
                           North Building, 11th Floor
                            Washington, D.C.  20004
                                 (202) 756-3300

                           --------------------------
         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement and post-effective amendment thereto relating to these securities have been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted in the public offering described in this prospectus prior to the time the post-effective amendment becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                  Subject to Completion, Dated September 4, 1998

P R O S P E C T U S

                                2,964,305 shares

                               MLC HOLDINGS, INC.

                                  Common Stock
                               ------------------

         This Prospectus relates to 2,000,000 shares (the "Acquisition Shares") of common stock, $.01 par value (the "Common Stock"), which may be offered and issued by MLC Holdings, Inc., a Delaware corporation (the "Company") from time to time in connection with the merger with or acquisition by the Company of other businesses or assets and which may be reserved for issuance pursuant to, or offered, and issued upon exercise or conversions of, warrants, options, convertible notes or similar instruments issued by the Company from time to time in connection with any such merger or acquisition. It is expected that the terms of acquisitions involving the issuance of securities covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses or assets to be merged with or acquired by the Company, and that the shares of Common Stock issued will be valued at prices reasonably related to market prices current either at the time of a merger or acquisition are agreed upon or at or about the time of delivery of shares. It is not expected that underwriting discounts or commissions will be paid by the Company in connection with issuances of Common Stock under this Prospectus, although finder's fees or broker's commissions may be paid from time to time with respect to specific mergers or acquisitions through the issuance of Common Stock covered by this Prospectus. Any person receiving any such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act").



         This Prospectus also relates to 964,305 shares of issued and outstanding Common Stock (the "Selling Stockholder Shares," the Acquisition Shares and the Selling Stockholder Shares may sometimes hereinafter be collectively referred to as the "Securities.") The Selling Stockholder Shares will be offered and sold from time to time by the Selling Stockholders and the Company will receive none of the proceeds of any such sales. Holders of the Selling Stockholder Shares are referred to herein as the "Selling Stockholder." All expenses of this offering will be paid by the Company. See "Use of Proceeds" and "Selling Stockholders."



         On August 24, 1998 the closing sale price of the Common Stock on the Nasdaq National Market was $12.75 per share.

                                                        (Continued on next page)


         SEE "RISK FACTORS" BEGINNING ON PAGE 9, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE SECURITIES.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS __________, 1998.

         So long as the Registration Statement of which this Prospectus forms a part is effective and the disclosure set forth herein is current, the Selling Stockholders may sell the Selling Stockholder Shares publicly. The Selling Stockholder Shares offered by this Prospectus may be sold from time to time by
the Selling Stockholders.   The distribution of the Selling Stockholder Shares
by the Selling Stockholders may be effected in one or more transactions that may take place on the Nasdaq National Market including ordinary broker's transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals at market prices prevailing at the time of sale at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with sales of such Selling Stockholder Shares.

         The Selling Stockholders and intermediaries through whom such securities are sold may be deemed to be "underwriters" within the meaning of the Securities Act with respect to the securities offered and any profits realized or commission received may be deemed underwriting compensation. The Company has agreed to indemnify certain of the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

                             AVAILABLE INFORMATION


         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements, and other information (the "1934 Act Filings") with the Securities and Exchange Commission (the "SEC" or the "Commission"). In addition, the Company has filed with the SEC a Registration Statement on Form S-1 (together with all amendments, exhibits, and schedules thereto, the "Registration Statement") under the Securities Act, with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Securities, reference is hereby made to such Registration Statement. Although statements contained in this Prospectus as to the contents of any contract or other document are believed by the Company to set forth all material elements of the contract or document as to which such statements relate, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including the exhibits thereto and the 1934 Act Filings, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Room 1400, Chicago, Illinois 60606, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company, and the address is http://www.sec.gov.


         No action has been or will be taken in any jurisdiction by the Company or by any underwriter that would permit a public offering of the Securities or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States into whose possession this Prospectus comes are required by the Company to inform themselves about and to observe any restriction as to the offering of the Securities and the distribution of this Prospectus.

                               PROSPECTUS SUMMARY


         The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Prospective purchasers of the Securities offered hereby should carefully consider the factors set forth under "Risk Factors." The information contained in this Prospectus reflects the reorganization of the Company, pursuant to which MLC Group, Inc., a Virginia corporation ("MLC Group"), became, effective September 1, 1996, a wholly-owned subsidiary of MLC Holdings, Inc. ("MLC Holdings"), a Delaware corporation. All references to the "Company" shall be deemed to include and refer to MLC Holdings and its subsidiaries, including MLC Group.


         This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective purchasers of the Securities offered hereby are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective purchasers of the Securities should specifically consider the various factors identified in this Prospectus, including the matters set forth under "Risk Factors," which would cause actual results to differ materially from those indicated by such forward-looking statements.

                                  THE COMPANY


         The Company was formed in 1996 and is a Delaware corporation which, pursuant to a reorganization effected September 1, 1996, serves as the holding company for MLC Group, a Virginia corporation founded in 1990, and other subsidiaries. The Company engages in no other business other than serving as the parent holding company for MLC Group, MLC Network Solutions, Inc. ("MLC Network Solutions"); MLC Integrated, Inc. ("MLCI"); MLC Federal, Inc., MLC Capital, Inc.; PC Plus, Inc. ("PC Plus"); and MLC Leasing, S.A. de C.V., (a subsidiary wholly-owned by MLC Group and MLC Network Solutions,). In addition, MLC Group owns 50% of MLC/GATX Leasing Corporation, the general partner of MLC/GATX Limited Partnership I, and has a 5% membership interest in MLC/CLC LLC and serves as its manager.



         The Company specializes in leasing and financing information technology assets, providing network services, software and personal computers ("PCs"), providing system design and upgrades, hardware maintenance, on-site technical support, relocation services and providing asset management services to commercial customers with annual sales revenue of between $10 million and $500 million ("middle market customers"), select Fortune 1000 firms, federal, state and local governments and vendors. The assets leased or sold by the Company include personal computers and peripherals, client server systems, networks, mid-range and mainframe computer equipment, telecommunications equipment and software. The Company also leases and finances equipment, software and services through relationships with vendors, equipment manufacturers and systems integrators. MLC Network Solutions and MLCI were acquired to provide a wide range of information technology services and solutions to middle market organizations. The Company offers its clients a single source for a comprehensive range of services, including procurement of software, PC and communication equipment, desktop systems maintenance and support, strategic planning and management consulting, integration and installation of information technology systems, training and continuing education. The Company focuses on marketing its comprehensive information technology offerings to middle market organizations, which typically spend from $250,000 to $25 million annually on their information technology needs. The information technology service industry has evolved into a highly fragmented environment with a small number of large, national service providers and a large number of small- and medium-sized service providers, usually with a regional focus. Large information technology service providers typically address the information technology needs of large organizations with substantial information technology requirements for a wide range of services, whereas smaller information technology service firms provide specialized services of limited scope. Consequently, middle market organizations rely on multiple, often specialized, smaller information technology service providers to help implement and manage their systems. The Company believes that a single-source information technology service provider will help middle market organizations reduce cost and management complexity and increase the quality and compatibility of information technology solutions. As part of its strategy, the Company intends to leverage its high-level services to foster long-term relationships with clients and to implement technology strategies in order to achieve the clients' desired information technology solutions. The Company also believes it can increase its revenues from existing clients by cross-selling its services. Another key element of the Company's strategy is the expansion of service offerings and the addition of new businesses in order to offer new and existing clients access to a more complete range of services. The Company also will operate with a decentralized management structure to provide focus on superior client service and foster a motivating environment for its various subsidiaries, and will seek to acquire additional companies to strengthen its core competencies, to offer complementary services and to facilitate its expansion into new regions.


         The Company seeks to differentiate itself from its competitors by offering its customers asset management services and asset trading capabilities, which may be customized to meet the client's desires. The Company believes that its ability and willingness to personalize its relationships and customize its services to meet the specific financial and managerial needs of each customer enable it to compete effectively against larger equipment leasing and finance companies. The Company further believes that, by providing asset management services and asset trading capabilities as well as other services to its customers, it has a competitive advantage over smaller competitors, which lack the resources and expertise to provide such services.



         The Company's asset trading activity involves the purchase and resale of previously owned information technology equipment. By offering asset trading capabilities, the Company is able to develop and maintain knowledge of current market trends and values which enables the Company to predict more accurately residual values when pricing leasing transactions, dispose efficiently of off-lease equipment and offer customers a way to dispose of or acquire previously owned information technology equipment. Asset management services, which are offered primarily to enhance customer service, is a general term used to describe the provision of asset inventory and tracking services, software and record keeping programs to customers. The asset management services provided by the Company allow the customers to better track their information technology assets. The asset management services include a software system maintained by the Company, which generates reports and allows customers to dial up and receive information on a real time basis, thus better utilizing their assets.





         The Company's acquisition strategy has resulted in the consummation of several significant businesses. On July 24, 1997, the Company, through a newly-formed wholly-owned subsidiary, MLC Network Solutions, acquired Compuventures of Pitt County, Inc. ("Compuventures"). The outstanding shares of Compuventures common stock were converted into 260,978 shares of the Company's Common Stock, valued at $3,384,564. Compuventures is a value-added reseller of PC's and related network equipment and software products and provides various support services to its customers from facilities located in Greenville, Raleigh and Wilmington, North Carolina. The merger was accounted for as a pooling of interests. MLCI was acquired on September 29, 1997 through the merger of a newly-formed wholly-owned subsidiary of MLC Holdings into MLCI with MLCI being the surviving entity. MLCI currently conducts a network services and software and PC reselling business from its sole location in Pottstown, Pennsylvania. The Company exchanged 498,998 shares of Common Stock, valued at $7,092,000, for the total capital stock of MLCI. This merger was accounted for as a pooling of interests. On July 1, 1998, the Company, through a wholly-owned subsidiary, MLC Network Solutions, acquired PC Plus. The shares of PC Plus were acquired for a total merger consideration of $7,245,673, through the exchange of 263,478 shares, valued at $13.75 per share, and $3,622,836 of cash. This merger was accounted for as a purchase.



         As of July 1, 1998, the Company's 209 full time and 11 part time employees operate through 15 offices, including its principal executive offices and regional sales offices which are located in the following metropolitan and suburban locations); Reston, Virginia (2 offices); Dallas and Austin, Texas; Sacramento and San Diego California; Greenville, Wilmington and Raleigh (2 offices), North Carolina; Richmond, Virginia; Pittsburgh, Pottstown and West Chester, Pennsylvania; and Atlanta, Georgia. The Company also has arrangements with two independent contractor entities that work primarily for the Company from their own offices in Columbus, Ohio and Minneapolis, Minnesota.



         The Company's principal executive office is located at 11150 Sunset Hills Road, Suite 110, Reston, Virginia 20190-5321 and its telephone number at such address is (703) 834-5710.



                                  THE OFFERING

Common Stock offered by:
 The Company                                            2,000,000 shares (1)
 Selling Stockholders                                   964,305 shares (2)
 Common Stock outstanding after this Offering           8,348,603 shares (3)



 Nasdaq National Market Symbol                          MLCH


----------------------------


(1) Such shares may be offered and issued from time to time in connection with the merger with or acquisition by the Company of other businesses or assets. In connection with its acquisition of PC Plus on July 1, 1998, the Company issued 263,478 shares of Common Stock registered pursuant to the Registration Statement of which this Prospectus is a part.



(2) Such shares are issued and outstanding and may be offered and sold from time to time by the Selling Stockholders. Prior to the date of this Prospectus, the Selling Stockholders have sold 168,802 shares which were registered pursuant to the Registration Statement of which this Prospectus is a part. See "Selling Stockholders."



(3) Excludes (i) a total of 1,269,720 shares of Common Stock reserved for issuance under the Company's stock incentive program; (ii) 100,000 shares of Common Stock reserved for issuance upon exercise of options granted Kleyton L. Parkhurst under an employment agreement with an exercise price equal to $6.40 per share of Common Stock; (iii) 15,000 shares of Common Stock issuable upon exercise of options granted Bruce
         M. Bowen under an employment agreement with an exercise price equal to the initial public offering price; (iv) 130,000 shares of Common Stock reserved for issuance upon exercise of options granted to Phillip Norton under an employment agreement with an exercise price equal to the initial public offering price. See "Management -- Executive Compensation and Other Information -- Compensation Arrangements and Employment Agreements."

                                  RISK FACTORS


         The Company and its business are subject to varying risks which are:
(i) dependence on the ability to obtain creditworthy customers; (ii) dependence on major relationships; (iii) asset ownership risk of technological obsolescence, inability to re-lease or re-sell, or fluctuating market conditions; (iv) a dependence upon the Company's ability to obtain financing;
(v) default and loss experience; (vi) competition; (vii) risks related to the Company's acquisition strategy; (viii) dependence upon current management;
(viii) control by principal stockholders; (ix) government termination risk; (x) dependence upon availability of equipment; (xi) management of growth; (xii) risk of changes in tax laws; (xiii) changes in accounting practices; (xiv) interest rate risk; (xv) year 2000 issue; (xvi) anti-takeover effects of governing documents, Delaware Law and staggered board; (xvii) price volatility of Common Stock; (xviii) absence of dividends; (xix) fluctuations in quarterly operating results; (xx) shares eligible for sale may adversely affect the market price of the Common Stock; and (xxi) the dependence on the continued authorization to resell and provide manufacturer authorized equipment and services.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


         The summary consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements of the Company, and related Notes thereto, and the information included under "Selected Consolidated Financial Data" "Management's Discussion and Analysis of Results of Operations and Financial Condition," and "Index to Consolidated Financial Statements," included elsewhere herein.



         The following summary consolidated balance sheets and statements of earnings include the accounts and results of operations of the Company's two recently acquired subsidiaries which were accounted for under the pooling-of-interests method, but does not include any financial data of PC Plus which was acquired on July 1, 1998. Although the balance sheets of the Company as of March 31, 1994 and 1995, prior to the acquisitions, as well as the balance sheets of MLC Network Solutions and MLCI as of March 31, 1995 have been audited, the consolidated balance sheets of the Company as of March 31, 1994 and 1995 have been prepared by the Company, without audit. Additionally, although the Company's statement of earnings for the year ended March 31, 1994, prior to acquiring the subsidiaries, has been audited, the consolidated statement of earnings for the year ended March 31, 1994 has been prepared by the Company without audit. The summary consolidated financial data as of and for the quarters ended June 30, 1997 and June 30, 1998, has been derived from unaudited financial information, which, in the opinion of management of the Company, includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation. The Company elected to consolidate the data presented for its year ended March 31, 1994, with the results of operations of the two recently acquired subsidiary companies as of and for the year ended December 31, 1993.



                                                                       AS OF AND FOR THE YEAR ENDED MARCH 31,
                                              ----------------------------------------------------------------------------------
                                                   1994               1995              1996           1997               1998
                                              -------------       ------------      ------------    ------------     -----------
                                                               (Dollar amounts in thousands, except per share data)
EARNINGS STATEMENT DATA:

Total revenues                                $     52,205        $    64,364       $    71,714     $    86,212      $   118,442
Total costs and expenses                            51,477             63,581            68,134          81,361          109,712
                                                ----------         ----------        ----------      ----------       ----------
Earnings before provision for income                   728                783             3,580           4,851            8,730
 taxes
Provision for income taxes                              59                198               881           1,360            2,691
                                                ----------         ----------        ----------      ----------       ----------
Earnings before extraordinary item                     669                585             2,699           3,491            6,039
Extraordinary gain, net (1)                             --                 --               117              --               --
                                                ----------         ----------        ----------      ----------       ----------
Net earnings                                  $        669        $       585       $     2,816     $     3,491      $     6,039
                                                ==========         ==========        ==========      ==========       ==========
Earnings per common share before extra-
  ordinary item                               $       0.15        $      0.13       $      0.59     $      0.67      $      1.00
Extraordinary gain per common share                     --                 --              0.03              --               --
                                                ----------         ----------        ----------      ----------       ----------
Net earnings per common share - basic                 0.15               0.13              0.62            0.67             1.00
                                                ==========         ==========        ==========      ==========       ==========
Pro forma net earnings (2)                    $        545        $       529       $     2,389     $     3,133      $     5,426
                                                ==========         ==========        ==========      ==========       ==========
Pro forma net earnings per common share
  - basic                                     $       0.12        $      0.12       $      0.52     $      0.60      $      0.90
                                                ==========         ==========        ==========      ==========       ==========
Weighted average common shares
 outstanding                                     4,380,270          4,383,490         4,572,635       5,184,261        6,031,088
  - basic



BALANCE SHEET DATA:
Investment in leases                          $     10,310        $    13,998       $    26,493     $    28,538      $    39,792
Total assets                                        18,032             21,716            35,184          49,024           83,196
Recourse notes payable                               3,113              2,597             2,106             439           13,037
Nonrecourse notes payable                            8,116             10,162            18,352          19,705           13,028
Retained earnings                                    1,726              2,014             4,467           7,071           12,023
Stockholders' equity                                 2,348              2,801             5,232          16,477           23,544



                                           AS OF AND FOR THE QUARTER ENDED JUNE 30,
                                           ----------------------------------------
                                                   1997               1998
                                              -------------       ------------
EARNINGS STATEMENT DATA:

Total revenues                                $     40,146        $    41,583
Total costs and expenses                            37,522             39,143
                                                ----------         ----------
Earnings before provision for income                 2,624              2,440
 taxes
Provision for income taxes                             460                976
                                                ----------         ----------
Net earnings                                  $      2,164        $     1,464
                                                ==========         ==========
Net earnings per common share - basic         $       0.37        $      0.24
                                                ==========         ==========
Pro forma net earnings (2)                    $      1,699        $     1,464
                                                ==========         ==========
Pro forma net earnings per common share
  - basic                                     $       0.29        $      0.24
                                                ==========         ==========
Weighted average common shares
 outstanding                                     5,909,976          6,078,126
  - basic



BALANCE SHEET DATA:
Investment in leases                          $     29,376        $    55,096
Total assets                                        61,299             98,938
Recourse notes payable                              19,292             20,827
Nonrecourse notes payable                           19,705             21,851
Retained earnings                                    8,334             13,487
Stockholders' equity                                17,746             25,100


-----------------------------


(1) The extraordinary gain in fiscal year 1996 was the result of an insurance settlement for a fire at a subsidiary of the Company.


(2) Pro forma net earnings as if companies which were subchapter S corporations prior to their business combinations with the Company, which were accounted for under the pooling-of-interests method, had been subject to federal income tax throughout the periods presented.

                                  RISK FACTORS

         An investment in the Securities offered hereby involves a high degree of risk. In addition to other information in this Prospectus, the following risk factors should be considered carefully by potential purchasers in evaluating an investment in the Securities offered hereby. Except for historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein.

DEPENDENCE ON CREDITWORTHY CUSTOMERS

         Historically, the credit quality of the Company's customers, and the Company's credit loss experience, have enabled the Company to raise sufficient amounts of debt and equity capital to fund its equipment purchases. In the event the actual or perceived credit quality of the Company's customer base materially decreases, or the Company has a material increase in its credit loss experience, the Company may find it difficult to continue to obtain the capital it requires, resulting in a material adverse effect on its business, financial condition, results of operations, and cash flows. See "Risk Factors -- Dependence on Availability of Financing." Furthermore, a material increase in the Company's delinquency and default experience would, alone, have a material adverse effect on its business, financial condition, results of operations, and cash flows. See "Business - Financing."

DEPENDENCE ON MAJOR RELATIONSHIPS


         As of March 31, 1998, the Company's portfolio consisted of leases with 158 customers. During fiscal year 1998, the Company originated commercial leasing transactions with 120 customers, ten of which accounted for approximately 71% of the aggregate purchase price of equipment leased by the Company to those 120 customers. In the event any of the Company's major customers ceases to lease additional equipment or materially reduces the amount of equipment it leases from the Company, this cessation or reduction could have a material adverse effect upon the Company's business, financial condition, results of operations, and cash flows. See "Business -- Leasing, Financing and Sales Activities."



         The Company, for the fiscal year ended March 31, 1998, had two significant relationships. The loss of either of these two relationships could have a material effect on the future results of the organization. The first is a group of approximately 12 individual companies which are subsidiaries or affiliates of a common parent company, Sprint, and which lease under a single master lease agreement. Together, the companies represented approximately 37% of the lease volume generated for the year ended March 31, 1998 which as a group represents the largest single lessee of the Company. The second significant relationship is with MLC/CLC, LLC, a joint venture of which Cargill Leasing Corporation owns a 95% membership interest and the Company owns the remaining 5% membership interest, and the Company serves as managing member. During fiscal year 1998, the Company sold approximately $44.8 million of commercial lease volume to MLC/CLC, LLC, Virginia limited liability company.



         For fiscal year 1997 and fiscal year 1998, the Company did not have any revenue sources which alone accounted for more than 10% of the Company's revenues except for the Company's relationship with Cargill Leasing Corporation. For fiscal year 1998, of the Company's total revenue, approximately 37.8% was attributable to sales of lease transactions to MLC/CLC LLC. For fiscal year 1998, revenue recognized from the sales to MLC/CLC LLC was $44.8 million of the Company's total revenues of $118.4 millions. For the year ended March 31, 1997, out of leased equipment sales of $21.6 million, MLC/CLC LLC represented $16.9 million or 78.2%. For the year ended March 31, 1998, sales to MLC/CLC, LLC accounted for 88.9%, or $44.8 million, of the $50.4 million of the Company's leased equipment sales. Significantly, as described above, Sprint Communications Company L.P. and affiliates was the lease customer in many of these lease transactions.


         Cargill Leasing Corporation, located in Minnetonka, Minnesota, is a subsidiary of Cargill, Inc., and is not affiliated with the Company. Cargill, Inc. has been reported by Forbes Magazine to be one of the largest privately owned companies in the United States. Cargill Leasing Corporation has been in the equipment leasing and financing business for over ten years. As privately held companies, neither Cargill, Inc. nor Cargill Leasing Corporation makes financial information available to the public and neither company issues an annual report to the general public. Cargill, Inc. has released the following financial data for its fiscal year ended May, 1997 as reported in Forbes Magazine issue of December, 1997: sales were $56 billion, operating income was $3.2 billion and net income was $814 million. On June 4, 1998, Firstar Corporation and Cargill, Inc. jointly announced that they had signed a definitive agreement for which Firstar Corporation to purchase 100% of the common stock of Cargill Leasing Corporation. The transaction is expected to close in the third quarter of calendar year 1998, subject to regulatory approval. Firstar Corporation is a $20 billion bank holding company which is publicly traded on the New York Stock Exchange under the symbol "FSR".






         Transactions involving the use or placement of equity from the MLC/CLC LLC joint venture requires the consent of the joint venture partner, and if financing from this source were to be withheld or were to become unavailable, it would limit the amount of equity available to the Company and may have a material adverse effect upon the Company's business, financial condition, results of operations, and cash flows. The Company does finance leases and related equipment internally, rather than with financing provided by lenders. These internal lease financings typically occur in cases where the financed amounts, terms, collateral, or structures are not attractive to lenders, or where the credit rating of the lessee is not acceptable to lenders. The Company also temporarily finances selected leases internally, generally for less than 90 days, until permanent outside nonrecourse financing is obtained. It is the Company's goal to retain ownership of the lease portfolio generated to the extent that the current capital structure will allow. The increased portfolio may increase the potential financial return and at the same time, increase the risk inherent in the technological equipment. See "Asset Ownership Risk of Technological Obsolescence, Inability to Re-Lease or Re-Sell, or Fluctuating Market Conditions."



         The loss or dissolution of this joint venture arrangement, would have a material adverse effect upon the Company's ability to finance lease transactions and thus on the Company's business, financial condition, results of operations, and cash flows. See "Risk Factors -- Dependence on Availability of Financing."



         In addition to the relationships described above, the Company, as part of its strategy, has established both formal and informal relationships with vendors, and by such participation in vendor marketing programs, leverage the Company's marketing efforts by using the sales force of the vendor. There can be no assurance that the Company will be able successfully to maintain such relationships, or if established that they will provide the sales leverage desired by the Company. The failure to establish such relationships would have a material adverse effect upon the Company's ability to increase its volume of transactions financed and thus on the Company's business, financial condition, results of operations, and cash flows. See "Business - Strategy."

ASSET OWNERSHIP RISK OF TECHNOLOGICAL OBSOLESCENCE, INABILITY TO RE-LEASE OR RE-SELL, OR FLUCTUATING MARKET CONDITIONS

         The Company has historically emphasized fair market value ("FMV") leases, i.e., operating and direct finance leases, where the Company will own the leased asset at the expiration of the lease term and will sell or re-lease the asset at that time at market rates either to the existing lessee or to another party. FMV leases require the Company to re-lease or re-sell the equipment in its portfolio in a timely manner upon termination of the lease in order to minimize off-lease time and recover its original investment in the equipment, and a failure to do so places the Company at a risk of not recovering its entire investment in the equipment ("residual risk").

         Numerous factors, many of which are beyond the control of the Company, may have an impact on the Company's ability to re-lease or re-sell equipment on a timely basis. Among the factors are general market conditions, regulatory changes, variations in the supply or cost of comparable equipment and technological improvements that lead to the risk of technological obsolescence. The computer and telecommunications industries have been characterized by significant and rapid technological advances.

         At the inception of each FMV lease, the Company has historically estimated a residual value for the leased equipment. A decrease in the market value of such equipment at a rate greater than the rate expected by the Company, whether due to rapid technological obsolescence or other factors, would adversely affect the residual values of such equipment. Consequently, there can be no assurance that the Company's estimated residual value for equipment will be realized.


         If the Company's estimated residual values are reduced or not achieved in the future, its business, financial condition, results of operations, and cash flows could be materially adversely affected. As of March 31, 1998, the total net unrealized residual value at the end of the initial lease term of the Company's owned lease portfolio was approximately $7.99 million consisting of $2.76 million of residual values of its operating lease portfolio and $5.23 million of residual values of its direct financing lease portfolio. Similarly, if the Company is unable to re-lease or re-sell equipment on favorable terms, its business, financial condition, results of operations, and cash flows could be materially adversely affected. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Revenue Recognition and Lease Accounting" and "Business -- Leasing, Financing and Sales Activities."


         The Company also engages in the short-term trading of equipment in the after market. To the extent the Company purchases equipment without having a firm commitment for its re-lease or re-sale or if a firm commitment for re-lease or re-sale were to exist but not be consummated for whatever reason, the Company would be subject to all the risks of ownership of the equipment as described above. See "Business -- Industry Overview."

DEPENDENCE ON AVAILABILITY OF FINANCING

         The business in which the Company is engaged is a capital-intensive business. The Company's business involves both the leasing and the financing of assets. The leasing business is characterized by ownership of the assets residing with the Company or its assigns. The financing business is characterized by the beneficial ownership of assets residing with the asset user or customer. Several different types of financing, each of which is described below, are important to the conduct of the Company's leasing and financing business. An inability to obtain any of these types of financing would have a material adverse effect upon the Company's business, financial condition and results of operations.


         The typical lease transaction requires both nonrecourse debt and an equity investment by the Company at the time the equipment is purchased. The typical financing transaction is dependent upon the nonrecourse financing described below. The Company's equity investment in the typical lease transaction generally ranges between 5% and 20% of the equipment cost but sometimes can be as high as 35% depending on the lease term and equipment's technological life. The balance of the equipment cost, or the nonrecourse debt portion, is typically financed with a lender on a nonrecourse basis to the Company. The Company's equity investment must come from: (i) equity investments from third parties (including MLC/CLC LLC); (ii) internally generated funds;
(iii) the net proceeds of the sale of the Company's securities; or (iv) recourse borrowings. Accordingly, the Company's ability to successfully execute its business strategy and to sustain its growth is dependent largely on its ability to obtain each of the foregoing types of financing.


         Information relating to the sources of each type of financing for equipment acquisitions is as follows:


         Nonrecourse Financing. The credit standing of the Company's customers must be of such a quality as to allow the Company to finance most of its leasing or financing transactions on a nonrecourse basis. Under a nonrecourse loan, the Company borrows an amount equal to the committed lease payments under the financed lease, discounted at a fixed interest rate. The lender is entitled to receive the payments under the financed lease in repayment of the loan, and takes a security interest in the related equipment but has no recourse against the Company. The Company retains ownership of such equipment, subject to the lender's security interest. Interest rates under this type of financing are negotiated on a transaction-by-transaction basis and reflect the financial condition of the lessee, the term of the lease and the amount of the loan. As of March 31, 1998, the Company had aggregate outstanding nonrecourse borrowings of approximately $13.0 million.





         The Company's objective is to enter into leasing or financing transactions with creditworthy customers whose credit standing will permit the Company to finance such leases with banks or other financial institutions on a nonrecourse basis to the Company. The Company's customers, which do not have a credit rating of Baa or better generally, are creditworthy non-rated companies that may be publicly or privately owned. The Company has had success in meeting this objective in the past, but there is no assurance that banks or other financial institutions will be willing or able to continue to finance the Company's lease transactions on a nonrecourse basis, that the Company will continue to be able to attract customers that meet the credit standards for nonrecourse financing required by the Company's financing sources or that those standards will not change in the future.


         Government Financing. The Company also originates tax-exempt state and local lease transactions in which the interest income is exempted from federal income taxes, and to some degree, certain state income taxes. The Company assigns its tax-exempt leases to institutional investors, banks and investment banks that can utilize tax-free income, and has a number of such entities, which regularly purchase the transactions. The Company also originates financings involving various agencies of the U.S. Government and contractors with U.S. Government. In addition to the usual risks associated with commercial transactions, these financings may be subject to numerous termination provisions (see "Risk Factors -- Government Termination Risk") and may also contain risks associated with a vendor's inability to meet contractual obligations to provide specified goods or services as specified on an ongoing basis. Historically, there have been a limited number of financial institutions which have provided financing for these contracts, and although the Company maintains favorable relationships with a few, there can be no assurance that the Company will be able to replace these relationships or find other lenders in the event existing relationships are terminated.

         Lease Assignment Financing. Access to nonrecourse financing is also important to the Company's lease sales revenue and fee income. The Company enters into many transactions involving government leases which it immediately assigns and sells on a nonrecourse basis to third parties and records any gain or loss from the transaction as lease revenue. Unavailability of persons willing to acquire such government leases on such a nonrecourse basis could materially adversely affect the Company's ability to consummate such sales transactions and thus have a material adverse effect upon the Company's business, financial condition, results of operations, and cash flows. See "Business -- Financing."


         Equity Joint Ventures. Through MLC/CLC LLC and MLC/GATX Limited Partnership I, the Company has formal joint venture arrangements with two institutional investors which provide the equity investment financing for certain of the Company's transactions. Cargill Leasing Corporation, an unaffiliated investor which owns 95% of MLC/CLC LLC, is affiliated with Cargill, Inc., a privately held company that was reported by Forbes Magazine in December, 1997 to have sales of $56 billion, operating income of $3.2 billion and net income of $814 million for the fiscal year ended May, 1997. See "Risk Factors -- Dependence on Major Relationships." GATX, an unaffiliated company which beneficially owns 90% of MLC/GATX Limited Partnership I, is a publicly listed company with stockholders' equity in excess of $806 million as of June 30, 1997.



         For fiscal year 1998, approximately $44.8 million or 37.8% of the Company's total revenue was attributable to sales of lease transactions to the MLC/CLC LLC entity. Transactions involving the use or placement of equity from this joint venture requires the consent of the joint venture partner, and if financing from this source was to be withheld or was to become unavailable, it would limit the amount of equity available to the Company and have a material adverse effect upon the Company's business, financial condition, results of operations, and cash flows. See "Business -- Financing."



         The Company's relationship with MLC/GATX Limited Partnership I terminated in August 1998 because the Company is no longer originating the types of transactions which require equity provided by the partnership. During fiscal years 1997 and 1998, revenue recognized from sales to MLC/GATX Limited Partnership I was $3.5 million and $.4 million, respectively, of the Company's total revenues.


         Equity Capital and Internal Financing. Occasionally the Company finances leases and related equipment internally, rather than with financing provided by lenders. These internal lease financings typically occur in cases where the financed amounts are not sufficiently large to be attractive to lenders or where the credit rating of the lessee is not acceptable to lenders. The Company also temporarily finances selected leases internally, generally for less than 90 days, until permanent outside nonrecourse financing is obtained.

         If the Company significantly increases its leasing and financing volumes as a result of new vendor relationships or substantially increases the size of its leasing portfolio or if other unforeseen developments occur, the Company may require the proceeds of additional equity financings within the next 12 to 18 months. Additional equity may also be necessary in order for the Company to have a sufficient equity position to meet debt-to-equity ratios required by its recourse lenders in the future. There can be no assurances that the Company will be able to generate operating cash flow or raise additional equity at that time or at any time in the future or that the Company will be able to raise such equity on terms which do not cause significant dilution to its stockholders. See "Business -- Financing."


         Recourse Financing -- Bank Lines of Credit. The Company relies on recourse borrowing in the form of revolving lines of credit for working capital to acquire equipment to be resold in its trading operation and to acquire equipment for leases and, to a lesser extent, the Company uses recourse financing for long term financing of leases. As of March 31, 1998, the Company had aggregate outstanding recourse borrowings of $13,037,000, from various lenders, primarily for the long term financing of leases.






         On June 5, 1997, the Company entered into a $15,000,000 committed recourse line of credit with First Union National Bank, N.A., successor by merger on April 28, 1998 to CoreStates Bank, N.A. (the "First Union Facility"). The facility was amended by Amendment No. 1, dated September 5, 1997, which increased the commitment from $15,000,000 to $25,000,000, and increased the sublimit for Eligible Leases with Investment Grade Leases to $15,000,000 from $10,000,000. The facility was further amended by Amendment No. 2 dated December 19, 1997, which incorporated participation in the line by Riggs Bank, N.A. and Bank Leumi USA each in the amount of $5,000,000, and extended the facility to December 19, 1998. Under Amendment No. 3, effective on June 30, 1998, the available credit under the line was increased to $35,000,000, and raised the inventory sublimit to $5,000,000 from $1,000,000. Borrowings under the First Union Facility bear interest at LIBOR + 110 basis points, or, at the Company's option, prime minus one percent. As of March 31, 1998, the balance on the First Union Facility was $12.8 million. The First Union Facility is made to MLC Group and guaranteed by MLC Holdings. The First Union Facility is secured by certain of the Company's assets such as chattel paper (including leases), receivables, inventory, and equipment. The availability of the line is subject to a borrowing base, which consists of inventory, receivables, purchased assets, and leases. Availability under the revolving lines of credit may be limited by the asset value of equipment purchased by the Company and may be further limited by certain covenants and terms and conditions of the facilities. In the event that the Company is unable to sell the equipment or unable to finance the equipment on a permanent basis within a certain period of time, the availability of credit under the lines could be diminished or eliminated. Furthermore, in the event that receivables collateralizing the line are uncollectible, the Company would be responsible for repayment of the lines of credit. Accordingly, such a default could have a material adverse effect on the business, financial condition and results of operations of the Company, particularly if the then fair market value of the equipment is insufficient to satisfy the obligations due to the bank. There can be no assurance that the Company will be able to renew, extend or replace this credit facility and a failure to renew, extend or replace any of this facility would have a material adverse effect upon the Company's business, financial condition, results of operations, and cash flows.



         The Company's recently acquired subsidiaries, MLC Network Solutions, MLCI, and PC Plus, have separate credit sources to finance their working capital requirements, which the Company has guaranteed. Their traditional business as value-added resellers of PC's and related network equipment and software products is financed through agreements known as "floor planning" financing where interest expense for the first 30 days is charged to the supplier/distributor but not the reseller. These floor plan liabilities are recorded under accounts payable because they are normally repaid within the 30 to 40 day time frame and represent an assigned accounts payable originally generated by the supplier/distributor. If the 30 to 40 day obligation is not timely liquidated, interest is then assessed at stated contractual rates. As of March 31, 1998 MLC Network Solutions has floor planning financing available of $1.35 million from Deutsche Financial, Inc. and $225,000 from IBM Credit Corporation. The outstanding balances owed to these respective suppliers were approximately $1.1 million and $29,160, respectively, as of March 31, 1998. MLCI has floor planning financing available of $1.5 million from FINOVA Capital Corporation, $750,000 from IBM Credit Corporation, and $100,000 from Deutsche Financial, Inc. The outstanding balances to these respective suppliers were $698,738, $104,011, and $0, respectively, as of March 31, 1998. MLCI additionally has a line of credit in place, expiring on July 31, 1998, with PNC Bank, N.A. to provide an asset based credit facility. The line has a maximum credit limit of $2.5 million and interest is based on the bank's prime rate. As of March 31, 1998, there was no balance outstanding. PC Plus, has a floor planning financing agreement with NationsCredit Distribution Finance, Inc. The line has a maximum credit limit of $6 million and carries interest at prime plus 1.5%. As of July 16, 1998, the outstanding balance was approximately $4.9 million.


         Partial Recourse Borrowing Facilities. On March 12, 1997, the Company finalized and executed documents establishing a $10 million credit facility (the "Heller Facility"), with Heller Financial, Inc. ("Heller"), a Delaware corporation. Under the terms of the Heller Facility, a maximum amount of $10 million is available to the Company, provided that each draw is subject to the approval of Heller. The Heller Facility is evidenced by a Loan and Security Agreement dated as of January 31, 1997"" and a First Amendment to Loan and Security Agreement"" dated as of March 12, 1997. On March 12, 1998, the commitment of Heller to fund additional advances under the line was allowed by the Company to expire, and the Company and Heller are currently negotiating the terms of a revised Heller Facility, although there can be no assurance that the Company will negotiate acceptable terms and conditions for further advances. The primary purpose of the Heller Facility was for the permanent fixed-rate discounting of rents for commercial leases of information technology assets with the Company's middle-market customers. As of March 31, 1998, the balance on this account was approximately $1.2 million. Each advance under the facility bears interest at an annual rate equal to the sum of the weekly average U.S. Treasury Constant Maturities for a Treasury Note having approximately an equal term as the weighted average term of the contracts subject to the advance, plus an index ranging from 1.75% to 3.00%, depending on the amount of the advance and the credit rating (if any) of the lessee. The Heller Facility contains a number of covenants binding on the Company and is a limited recourse facility, secured by a first-priority lien in the contracts and chattel paper relating to each advance, the equipment subject to such contracts, a 10% cross-collateralized first loss guarantee, and all books, records and proceeds pertaining thereto. Under the Heller Facility, Heller extends credit to MLC Group which is guaranteed by MLC Holdings. As compared to a committed line of credit, lending under the Heller Facility is in Heller's sole discretion, and is further subject to MLC Group's compliance with certain conditions and procedures.


         With respect to the long-term recourse notes to finance certain leases, the availability of such recourse borrowing is dependent on both the creditworthiness of the customer, as described above under "Dependence on Availability of Financing -- Nonrecourse Financing," and the creditworthiness of the Company, including the Company's ability to meet certain debt-to-equity ratios often required by recourse lenders. The Company's ability to increase the amount of its recourse debt has been limited by its capital position and, prior to the Company's initial public offering on November 20, 1996 (the "Initial Public Offering"), the personal guarantees and collateral provided by its stockholders. No assurances can be given that the Company will not experience difficulty in obtaining recourse debt in the future, whether because lenders change their credit standards for providing such financing, the stockholders cease to provide personal guarantees or collateral, or because the Company increases its recourse borrowing to a level where it cannot meet such debt-to-equity ratio requirements or other financial covenants. The unavailability of such recourse financing would have a material adverse effect on the ability of the Company to finance lease transactions and, thus, have a material adverse effect upon the Company's business, financial condition, results of operations, and cash flows. See "Business -- Financing."


DEFAULT AND LOSS EXPERIENCE



         Until the fiscal year ended March 31, 1998, when the Company incurred a $17,350 credit loss, the Company had not taken any write-offs due to credit losses with respect to lease transactions since inception. As of March 31, 1998, the Company had a consolidated reserve for credit losses on leases and accounts receivable of $142,097 which it believes to be adequate at March 31, 1998.



         One of the Company's significant equipment sales and lease customers has filed for voluntary bankruptcy protection. Allegheny Health Education & Research Foundation ("AHERF") accounted for $8.1 million or approximately 6.8% of MLC's revenue in the fiscal year ended March 31, 1998. AHERF is a Pittsburgh based not-for-profit entity that owns multiple hospitals, the largest of which include Hahnemann University Hospital, St. Christopher's Hospital for Children, Medical College of Pennsylvania and Graduate Hospital, all of which are located in Philadelphia, Pennsylvania. On July 21, 1998, AHERF, and some but not all of its operating subsidiaries filed for bankruptcy and agreed to sell its eight Philadelphia-area hospitals to Vanguard Health Systems, Inc., a Tennessee based for-profit company, subject to court approval. The Company's net lease and receivables balance relating to this customer is approximately $1.9 million. The Company believes that the fair market value of the equipment may be below its current balances, and, depending on the assumption or rejection of the leases by the Bankruptcy Trustee and the creditor status and ultimate repayment schedule of other claims, upon disposal of the equipment and disposition of its claims, the Company could incur a loss with respect to its current balances. The amount and timing of such losses cannot be accurately estimated by the Company at this time. The Company is vigorously pursuing all available remedies, and may enter into debtor-in-possession sales and financings which have been approved by the bankruptcy court. The Company believes that as of June 30, 1998, its allowance for doubtful accounts having been increased to $673,000, is adequate to provide for any potential loss resulting from this customer.


COMPETITION


         The Company competes in the information technology and telecommunications equipment leasing and financing market with bank-affiliated lessors, captive lessors and other independent leasing or financing companies. The Company's product and market focus often limits direct competition with many of these types of companies. Bank affiliated lessors typically do not directly compete in the operating lease segment of the leasing industry. Captive leasing companies, such as IBM Credit Corporation, typically finance only their parent Company's products. The Company competes directly with various independent leasing companies, such as El Camino Resources, Ltd., Comdisco, Inc., and Leasing Solutions, Inc. Many of the Company's competitors have substantially greater resources and capital and longer operating histories. The Company faces substantial competition in connection with the purchase, sale and lease of new and used computer systems, computer peripheral equipment, upgrades and parts. Among its competitors are numerous national and regional companies selling, leasing and financing the same or equivalent products. Many of these competitors are well established, have substantially greater financial, marketing, technical and sales support than the Company and have established reputations for success in the purchase, sale and lease of computer-related products. In addition, many computer manufacturers may sell or lease directly to the Company's customers, and the Company's continued ability to compete effectively may be affected by the policies of such manufacturers. The Company also faces competition from other financial services firms such as investment banking firms which underwrite municipal bonds to finance large municipal acquisitions, national finance companies which finance equipment in the government and commercial sectors, banks which finance local customers and also engage in lease transactions to obtain favorable tax benefits, as well as other financial intermediaries similar to the Company which may focus specifically on geography, asset-type or customer profiles. There can be no assurance that the Company will be able to compete successfully or that it will maintain profitability in the future. See "Business -- Competition".


         The market for the Company's value-added reseller of PC's and related network equipment and software products and various support services is highly competitive. The Company's competitors vary in size and in the range of the products and services that they offer. Primary competitors include participants from a variety of market segments, specifically other national and regional value-added resellers of same or similar products, systems consulting and implementation firms, computer equipment manufacturers, and other information technology service providers. Many of the Company's competitors have greater financial, development, technical, marketing and sales resources than the Company. There can be no assurance that the Company will continue to provide information technology services and products demanded by the market or be able to compete successfully with existing or new competitors. An inability to compete in its market effectively would have a material adverse effect on the Company's results of operations, financial condition and business.


RISKS RELATED TO THE COMPANY'S ACQUISITION STRATEGY


         General. As part of its long-term business strategy, the Company intends to pursue acquisitions of other companies. Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of additional debt and the amortization of expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses, if any, into the Company without substantial costs, delays or other operational or financial problems. Further, acquisitions may involve a number of special risks, including adverse effects on the Company's financial condition, operating results, cash flows, diversion of management's attention, failure to retain key acquired personnel, risks associated with unanticipated events or circumstances or legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition, results of operations, and cash flows. Client satisfaction or performance problems at a single acquired firm could have a material adverse impact on the reputation of the Company as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings.



         The Company anticipates that it will also need additional funds to implement its acquisition and internal growth strategies. The Company has a line of credit facility for use for working capital and other general corporate purposes, which may include acquisitions. There can be no assurance, however, that the line of credit will be sufficient for the Company's needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business -- Strategy" and "-- Acquisition of Related Companies."



         Risks Related to Acquisition Financing. The Company currently intends to finance future acquisitions by primarily using shares of its Common Stock, including the Acquisition Shares offered by this Prospectus, for all or a portion of the consideration to be paid. If the Common Stock does not maintain a sufficient value, or potential acquisition candidates are unwilling to accept Common Stock as part or all of the consideration for the sale of their businesses, the Company may be required to use more of its cash resources, if available, to initiate and maintain its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through additional debt or equity financing. There can be no assurance that the Company will be able to obtain such financing if and when it is needed or that, if available, it will be available on terms the Company deems acceptable. As a result, the Company might be unable to successfully implement its acquisition strategy. The inability of the Company to implement and manage its acquisition strategy successfully may have an adverse effect on the future prospects of the Company. See "Business -- Strategy" and "-- Acquisition of Related Companies."


         The Company has financed two of its last three acquisitions by using shares of its Common Stock for the total consideration. On July 24, 1997, the Company, through a newly-formed wholly-owned subsidiary, MLC Network Solutions, acquired Compuventures of Pitt County, Inc. ("Compuventures"). Compuventures was merged into MLC Network Solutions effective July 24, 1997. The outstanding shares of Compuventures common stock were converted into 260,978 shares, valued at $3,384,564, of Common Stock. Educational Computer Concepts, Inc. (previously defined as "MLCI" and dba "ECC Integrated, Inc."), was acquired on September 29, 1997 by means of merging, a newly-formed wholly-owned subsidiary of MLC Holdings, into MLCI with MLCI being the surviving entity. MLC Holdings effectively exchanged 498,998 shares of its Common Stock, valued at $7,092,000,
for the total stock of MLCI.   Each of the mergers  was accounted for as a
pooling of interests.   On July 1, 1998, the Company through a wholly-owned
subsidiary, MLC Network Solutions acquired PC Plus. The shares of PC Plus were acquired for a total merger consideration of $7,245,673, through the exchange of 263,478 shares, valued at $13.75 per share, and $3,622,836 of cash. This merger was accounted for as a purchase.


DEPENDENCE ON CURRENT MANAGEMENT


         The operations and future success of the Company are dependent upon the efforts, abilities and relationships of the Company's Chairman, Chief Executive Officer and President, Phillip G. Norton, and its founder and Executive Vice President, Bruce M. Bowen, who also serves as a director of the Company, Thomas B. Howard Jr., Vice President and Chief Operating Officer, Steven J. Mencarini, Senior Vice President and Chief Financial Officer, Kleyton L. Parkhurst, Senior Vice President, Secretary and Treasurer, Vincent Marino, President of MLCI, William G. Garner, President of MLC Network Solutions and Nadim Achi, President of PC Plus. The loss of any of these key management officers and personnel would materially adversely affect the business, financial condition, results of operations, and cash flows of the Company. Each of these officers has entered into an employment agreement with the Company. The Company maintains key-man life insurance on Mr. Norton in the form of two separate policies, one with First Colony Forge Life Insurance Company and the second with CNA/Valley Forge Life Insurance Company Life Co., each in the amount of $5 million. See "Management -- Executive Compensation and Other Information -- Compensation Arrangements and Employment Agreements."


CONTROL BY PRINCIPAL STOCKHOLDERS


         One of the Company's current principal stockholders, Mr. Norton, Chairman, Chief Executive Officer and President of the Company, directly and indirectly controls approximately 44.5% of the Company's outstanding Common Stock as of the date of this Prospectus and without giving effect to the issuance of shares covered by this Prospectus. In the event of the death of Mr. Norton, Patricia A. Norton, his wife, if then living, would succeed to his rights under the Irrevocable Proxy and Stock Rights Agreement. See "Management -- Executive Compensation and Other Information" and "Principal Stockholders -- Irrevocable Proxy and Stock Rights Agreement."

         Similarly, another of the Company's current principal stockholders, Bruce M. Bowen, a director and Executive Vice President of the Company, directly and indirectly controls approximately 12.1% of the Company's outstanding Common Stock as of the date of this Prospectus and without giving effect to the issuance covered by this Prospectus. See "Management -- Executive Compensation and Other Information" and "Principal Stockholders."


         Because of their ownership positions, Messrs. Norton and Bowen will have a substantial influence on the election of all of the Company's directors, and, therefore, substantial control of the direction of the affairs of the Company. Mr. Norton, acting in concert with Mr. Bowen, will effectively control the election of a majority of the members of the Company's Board of Directors and will effectively be able to determine all corporate actions, including amendments to the Company's charter documents, or take other actions which could adversely affect minority stockholders. In addition, the Company's stockholders do not have the right to cumulative voting in the election of directors, the absence of which has the effect of making it unlikely that the public stockholders will be able to cause any director to be elected to the Company's Board of Directors, other than those supported by Messrs. Norton and Bowen. See "Description of Capital Stock" and "Principal Stockholders."

GOVERNMENT TERMINATION RISK

         Virtually all of the Company's lease volume with government customers is pursuant to leases which are "subject to appropriation," or, with respect to federal government leases, "also subject to termination for convenience or the risk of non-renewal at the end of each fiscal year." A lease which is subject to termination for convenience may also be terminated by the government at any time prior to expiration of the fiscal year on various grounds in which event, while the Company or its assignee through the contractor may submit a claim for losses, if any, associated therewith, the timing and amount of a settlement upon such a claim can be uncertain. In addition, most federal government leases are written over several fiscal years and give the government the option not to renew at the end of each fiscal year for any reason, even if funds have been appropriated. In the case of a lease which is "subject to appropriation," the obligation of the lessor is subject to and contingent upon appropriation of funding for that lease in future fiscal years and if such funding is not appropriated, then the governmental lessee has no obligation to continue the lease. The Company has historically sought and been able to pass these appropriation, non-renewal and termination for convenience risks to financial institutions by financing such leases on a "nonrecourse" basis; however, there can be no assurance that the Company will be able to obtain such financing in the future. A material increase in either industry-wide termination experience or in the Company's termination due to non-appropriation, non-renewal or termination for convenience experience would make it more difficult for the Company to obtain nonrecourse financing for similar "subject to appropriation" governmental leases in the future and would have a material adverse effect on the Company's business, financial condition, results of operations, and cash flows.


         As of the end of fiscal year 1998, the Company had $4.0 million, of assets leased to governmental units. All of these leases are subject to termination rights by the governmental units as described above.


DEPENDENCE UPON AVAILABILITY OF EQUIPMENT

         A material portion of the Company's sales and lease revenues are derived from equipment which the Company obtains in the computer "after market." As a supplier of used International Business Machines Corporation ("IBM") and IBM-compatible computer equipment and other equipment, the Company must constantly identify sources for products at costs which permit the Company to re-sell or re-lease such equipment on a competitive and profitable basis. Technological advances and shifts in customer preferences may require the Company to offer additional or different products not available through its current network of product suppliers and could render a portion of the Company's inventory and lease portfolio unmarketable or marketable only at lower prices or rates. From time-to-time, the Company and its competitors have experienced shortages in the availability of certain products.

         The Company obtains after market equipment primarily to fill orders for such equipment by its customers. The computer market is characterized by a number of different types of customers. Certain customers seek only the newest or most sophisticated equipment while other customers are far more price sensitive. While the risk of technological obsolescence means that one customer may no longer have need for a specific type of equipment, it may still be useful to another customer. Similarly, due to changes in customer preferences a customer may no longer wish to continue leasing a particular piece of equipment. When the Company is forced to move equipment from one customer to another, there can be no assurance that the Company will be able to find a new customer for that equipment or if a new customer is identified, that the price it will be able to sell or lease the equipment does not result in a loss to the Company. The occurrence of technological obsolescence or change in preference may cause a decline in the economic value of equipment.

         Like any market, the computer marketplace is subject to product shortages from time to time. The principal effect on the Company would be on timely locating computer equipment in the after market. The Company may receive an order from a customer for a piece of computer equipment that it must obtain in the after market and be unable to do so in the required time frame.


         The occurrence of these shortages in the future would have a material adverse effect on the Company's business, financial condition, results of operations, and cash flows. As of March 31, 1998, the Company's inventory of
information technology equipment was approximately $1.2 million.   See
"Business -- Competition."


MANAGEMENT OF GROWTH


         In order to support the anticipated growth of its business, the Company has added new personnel in 1995, 1996, 1997 and 1998 and expects to continue to add additional personnel in 1998 and 1999. The Company is absorbing, and will continue to absorb in the future, the effects of additional personnel costs and the implementation of new systems necessary to manage such growth. The Company's future operating results will depend on its ability to attract, hire and retain skilled employees and on the ability of its officers and key employees to continue to implement and improve its operational and financial control systems and to train and manage its employees. If the Company is unable to manage growth effectively, or attract and retain the personnel it requires, the Company's business, financial condition, results of operations, and cash flows would be materially adversely affected.


RISK OF CHANGES IN TAX LAWS

         The Company's leasing activities generate significant depreciation allowances that provide the Company with substantial tax deductions on an ongoing basis. Many of the Company's lessees currently enjoy favorable tax treatment by entering into operating leases. In addition, parties financing certain leases to state and local governments enjoy favorable tax treatment based upon their interest income not being subject to certain income taxes. Any change to current tax laws that makes existing operating lease financing or municipal lease financing less attractive could materially adversely affect the Company's business, financial condition, results of operations, and cash flows.

RISK OF CHANGES IN ACCOUNTING PRACTICES

         Many of the Company's lessees currently enjoy favorable accounting treatment of operating leases. Any change to current accounting principles that make operating lease financing less attractive could materially adversely affect the Company's business, financial condition, results of operations, and cash flows. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" for a discussion of the impact of new accounting pronouncements.

INTEREST RATE RISK

         During the marketing and bid process for new lease transactions, the Company typically provides a proposal to the customer based upon market conditions at the time of the proposal. While the proposal in many instances will provide the Company with the ability to reprice its bid under certain conditions, in general terms, between the time the proposal is issued by the Company and the time the lease transaction is ultimately financed by the Company, the Company is exposed to interest rate risk to the extent interest rates increase.


         In addition, prior to obtaining long-term financing for its leases and the related equipment, the Company sometimes finances the purchase of those assets through lines of credit which bear interest at variable rates. See "Risk Factors -- Dependence on Availability of Financing -- Recourse Financing" and "Business -- Financing." The Company is exposed to interest rate risk on leases financed through the First Union Facility to the extent interest rates increase between the time the leases are initially financed and the time they are permanently financed.



YEAR 2000 ISSUE



         The Company has identified all significant internal software and hardware applications that will require modifications to ensure Year 2000 compliance of the Company's IT and non-IT systems. Internal and external resources are being used to make the required modifications and test Year 2000 compliance. The modification process of all significant internal applications and operational systems is substantially complete. The Company plans on completing the process of modifying all significant applications by December 31, 1998. The total cost to the Company of these Year 2000 compliance activities has not been and is not anticipated to be material to its financial position, results of operations or cash flows in any given year.

         The Company is aware of general risks to third parties with whom it deals on financial transactions from such parties' failure to remediate their own year 2000 issues; however, due to the nature of the Company's business and relationships, the Company believes that economy-wide year 2000 issues pose a greater potential risk than issues arising from the specific nature of the Company's business or relationships.


ANTI-TAKEOVER EFFECTS OF GOVERNING DOCUMENTS, CONTROL BY INSIDERS, DELAWARE LAW AND STAGGERED BOARD

         The Company's Certificate of Incorporation and Bylaws contain certain provisions that could have the effect of making it more difficult for a party to acquire, or of discouraging a party from attempting to acquire, control of the Company without approval of the Company's Board of Directors

         Under the Company's Certificate of Incorporation, the Board of Directors has authority to issue up to 2,000,000 shares of $.01 par value preferred stock of the Company, in one or more series, having such rights and privileges, including, without limitation, voting rights, as the Board of Directors may determine in its sole discretion. No consent of the holders of shares of Common Stock is required to authorize the issuance of any class of preferred stock of the Company. The rights of the holders of shares of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. While the Company has no present intention to issue shares of preferred stock, such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. See "Description of Capital Stock."


         The Company's Certificate of Incorporation and Bylaws further provide for the Company's Board of Directors to be divided into three classes, with directors in each class elected for three-year staggered terms, except for the initial directors. This classification of the Board of Directors could make it more difficult for a third party to acquire control of the Company, because it would require more than one annual meeting of the stockholders to elect a majority of the Board of Directors. One of the Company's current principal stockholders, Phillip G. Norton, Chairman, Chief Executive Officer and President of the Company, controls approximately 44.5% of the Common Stock, and thus will likely be able to prevent a third party from acquiring control of the Company. See "-- Control by Principal Stockholders."


         The Company is a Delaware corporation and is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" with the Company for three years following the date that the person became an interested stockholder unless the business combination is approved in a prescribed manner. This statute could make it more difficult for a third party to acquire control of the Company. See "Description of Capital Stock -- Certain Anti-Takeover Provisions."

PRICE VOLATILITY OF COMMON STOCK

         The market price of the Common Stock, like that of the securities of other equipment leasing and financing companies, may be highly volatile. In the future, there may be significant volatility in the market price of the Common Stock due to factors that may or may not relate to the Company's performance. For example, the market price may be significantly affected by the following, and other factors: actual or anticipated financial results of the Company; the market price of stocks of other capital equipment leasing and financing companies; fluctuations and trends in prevailing money market interest rates; announcements from vendors of the Company's leased equipment regarding new products or technological innovations; equipment price changes; changes in government regulations; accounting principles or tax laws applicable to the Company; the operating results or financial condition of the Company's vendors or principal customers; or acquisitions affecting the Company's vendors or principal customers.

ABSENCE OF DIVIDENDS

         The Company has never paid a cash dividend to stockholders and does not anticipate paying dividends on the Common Stock in the foreseeable future, as the Company's Board of Directors intends to retain the Company's earnings for use in the business. See "Dividend Policy."

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

         The Company's future quarterly operating results may fluctuate. In the event the Company's revenues or earnings for any quarter are less than the level expected by securities analysts or the market in general, such shortfall could have an immediate and significant adverse impact on the market price of the Common Stock. Any such adverse impact could be greater if any such shortfall occurs near the time of any material decrease in any widely followed stock index or in the market price of the stock of one or more public equipment leasing and financing companies or major customers of the Company.

         The Company's quarterly results of operations are susceptible to fluctuations for a number of reasons, including, without limitation, any reduction of expected residual values related to the equipment the Company leases, timing of specific transactions and other factors. Quarterly operating results could also fluctuate as a result of the sale by the Company of equipment in its lease portfolio, at the expiration of a lease term or prior to such expiration, to the lessee or to a third party. Such sales of equipment may have the effect of increasing revenues and net income during the quarter in which the sale occurs, and reducing revenues and net income otherwise expected in subsequent quarters. See "Risk Factors -- Asset Ownership Risk of Technological Obsolescence, Inability to Re-lease or Re-sell, or Fluctuating Market Conditions" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

         Given the possibility of such fluctuations, the Company believes that comparisons of the results of its operations for one quarter should not be relied upon as an indication of future performance.

SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE MARKET PRICE OF COMMON STOCK


         The Company has 6,348,603 shares of Common Stock outstanding as of the date of this Prospectus. Of this amount, 1,359,794 shares of Common Stock are freely tradable without restriction. The remaining 4,988,809 shares, unless registered, including shares issued in the acquisitions of MLC Network Solutions, and MLCI on July 24, 1997 and September 29, 1997, respectively, and shares issued by the Company in a private placement on June 18, 1997 will be required to be sold pursuant to provisions of Rule 144 under the Securities Act. Sales of any such shares could adversely affect the market price of the Common Stock. See "Description of Capital Stock -- Shares Eligible for Future Sale." Of the remaining 4,988,809 shares, 964,305 are being registered for resale pursuant to the Registration Statement of which this Prospectus forms a part and, as of the date of this Prospectus, 181,104 of such Selling Stockholder Shares have been sold. See "Selling Stockholders."


DEPENDENCE ON THE CONTINUED AUTHORIZATION TO RESELL AND PROVIDE MANUFACTURER AUTHORIZED EQUIPMENT AND SERVICES


         The Company's future success with information technology service offerings and product sales depends in part on its continued authorization as a service provider and its continued status as a certified reseller of certain hardware and software products. Without such sales and service authorizations, the Company would be severely restricted in its ability to provide the range of services and products currently offered. In general, the agreements between the Company and such manufacturers include termination provisions, some of which are immediate. There can be no assurance that such manufacturers will continue to authorize the Company as an approved reseller or service provider, and the loss of one or more of such authorizations could have a material adverse effect on the Company's results of operations, financial condition and
business.   Although the Company has not experienced significant problems with its suppliers of hardware, software and peripherals, there can be no assurance that such relationships will continue or that, in the event of a termination of its relationships with any given supplier, it would be able to obtain alternative sources of supply without a material disruption in the Company's ability to provide products and services to its clients. Furthermore, as is typical in the industry, the Company receives credits or allowances from many manufacturers for market development which are used to offset a portion of the Company's cost of products sold. Changes in the availability, structure or timing of these credits or allowances or any material disruption in the Company's supply of products could have a material adverse effect on the Company's results of operations, financial condition, cash flows, and business.

                                  THE COMPANY


         The Company is a Delaware corporation which, pursuant to a reorganization effected September 1, 1996, serves as the holding company for MLC Group and other subsidiaries. The Company engages in no other business other than serving as the parent holding company for MLC Group, MLC Capital, Inc., MLC Federal, Inc., MLC Network Solutions, MLCI, PC Plus and MLC Leasing, S.A. de C.V., (a subsidiary wholly-owned by MLC Group and MLC Network Solutions. MLC Group, a Virginia corporation, founded in 1990 and originally named Municipal Leasing Corporation, currently conducts the majority of all business activity of the Company.



         MLC Group has historically obtained a significant source of its equity financing for transactions through two joint venture arrangements: (i) MLC/CLC LLC; and (ii) MLC/GATX Limited Partnership I. MLC Group has a 5% membership interest in MLC/CLC LLC and serves as its manager. MLC Group has a 9.5% limited partnership ownership interest in MLC/GATX Limited Partnership I and owns 50% of the stock of MLC/GATX Leasing Corporation, which serves as general partner of MLC/GATX Limited Partnership I with a 1% general partnership interest. See "Risk Factors -- Dependence on Major Relationships" and "Business -- Financing."



         On July 24, 1997, the Company, through a newly-formed wholly-owned
subsidiary, MLC Network Solutions, acquired Compuventures.   The outstanding
shares of Compuventures common stock were converted into 260,978 shares, valued at $3,384,564, of the Company's Common Stock. Compuventures is a value-added reseller of PC's and related network equipment and software products and provides various support services to its customers from facilities located in Greenville, Raleigh and Wilmington, North Carolina. The merger was accounted for as a pooling of interests.



         Educational Computer Concepts, Inc. was acquired on September 29, 1997 through a merger with MLCI, a newly-formed wholly-owned subsidiary of MLC Holdings. MLCI currently conducts a network services and software and PC reselling business from its sole location in Pottstown, Pennsylvania. MLC Holdings exchanged 498,998 shares of its Common Stock, valued at $7,092,000, for the total stock of MLCI. This transaction was also accounted for as a pooling of interests.






         On July 1, 1998, the Company through a wholly-owned subsidiary MLC Network Solutions of Virginia, Inc., entered into an Agreement and Plan of Merger with PC Plus. All of the outstanding shares of PC Plus were acquired for a total merger consideration of $7,245,673, through the exchange of 263,478 shares valued at $13.75 per share, and $3,622,836 of cash. This merger was accounted for as a purchase.





         On July 1, 1997, the Company issued 161,329 shares of stock to a single investor in a private placement for cash consideration of $2,000,000 (a per share price of $12.40). The stock was priced, per a Stock Purchase Agreement dated June 18, 1997, at a per share price equal to one-twentieth (1/20) of the sum of the closing price per share of the Company's Common Stock as reported on the Nasdaq National Market at the close of each of the last 20 business days immediately prior to the closing date (June 4 to July 1), multiplied by .95.


         MLC Capital, Inc. is an unregistered broker-dealer and, as of the date of this report, has conducted no business transactions. The Company does not have any plans, at present, to engage in business through MLC Capital, Inc. MLC Federal, Inc. was incorporated on September 17, 1997 to handle future business servicing the Federal government marketplace. On October 22, 1997, the Company formed MLC Leasing, S.A. de C.V., a wholly-owned subsidiary of MLC Group and MLC Network Solutions based in Mexico City, Mexico. To date, no business has been conducted through the new subsidiary.


         At July 1, 1998, the Company's 220 employees operate through 15 offices, including its principal executive office and 11 regional sales offices which are located in the following metropolitan and suburban locations); Reston, Virginia (2 offices); Dallas and Austin, Texas; Sacramento and San Diego California; Greenville, Wilmington and Raleigh (2 offices), North Carolina; Richmond, Virginia; Pittsburgh, Pottstown and West Chester, Pennsylvania; and Atlanta, Georgia. The Company also has arrangements with two independent contractor entities that work primarily for the Company from their own offices in Columbus, Ohio and Minneapolis, Minnesota.



         The Company's principal executive offices are located at 11150 Sunset Hills Road, Suite 110, Reston, Virginia 20190-5321 and its telephone number at such address is (703) 834-5710.


                                USE OF PROCEEDS


         The 2,000,000 Acquisition Shares to be offered and issued by the Company will be issued from time to time in full or part consideration in connection with the merger or the acquisition by the Company of other businesses or assets and may be reserved for issuance pursuant to, or offered, and issued upon exercise or conversions of, warrants, options, convertible notes or similar instruments issued by the Company from time to time in connection with any such merger or acquisition.



         An additional 964,305 Selling Stockholder Shares being offered for resale pursuant to this Prospectus have been previously issued to the Selling Stockholders. The Company will not receive any of the proceeds from the sales of the Selling Stockholders Shares.




                                DIVIDEND POLICY


         The Company has never paid a cash dividend to stockholders and the current policy of the Company's Board of Directors is to retain the earnings of the Company for use in the business. Therefore, the payment of cash dividends on the Common Stock is unlikely in the foreseeable future. Any future determination concerning the payment of dividends will depend upon the Company's financial condition, the Company's results of operations and any other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION


         The following table sets forth the capitalization of the Company as of June 30, 1998.



                                                                             As of June 30, 1998
                                                                            ----------------------
                                                                            (Dollars in thousands)
                 Nonrecourse notes payable........................................   $21,851
                 Recourse notes payable...........................................    20,827
                                                                                      ------
                 Total............................................................    42,678
                 Stockholders' equity:
                     Preferred stock, $0.01 par value -- 2,000,000 shares
                        authorized; none issued or outstanding....................        --
                     Common stock, $0.01 par value - 25,000,000 shares
                        authorized; 6,071,305 shares issued and
                        outstanding (as adjusted)(1)..............................        61
                 Additional paid-in capital.......................................    11,552
                 Retained earnings................................................    13,487
                                                                                      ------
                      Total stockholders' equity..................................    25,100
                                                                                      ------
                      Total capitalization........................................   $67,778
                                                                                      ======


         -------------------


(1) Excludes (i) a total of 1,269,720 shares of Common Stock reserved for issuance under the Company's stock incentive program; (ii) 100,000 shares of Common Stock reserved for issuance upon exercise of options granted Kleyton L. Parkhurst under an employment agreement with an exercise price equal to $6.40 per share of Common Stock; (iii) 15,000 shares of Common Stock issuable upon exercise of options granted Bruce
         M. Bowen under an employment agreement with an exercise price equal to the initial public offering price; (iv) 130,000 shares of Common Stock reserved for issuance upon exercise of options granted to Phillip Norton under an employment agreement with an exercise price equal to the initial public offering price. See "Management -- Executive Compensation and Other Information -- Compensation Arrangements and Employment Agreements."



                      SELECTED CONSOLIDATED FINANCIAL DATA

         The selected consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements of the Company and related Notes thereto and the information included under "Management's Discussion and Analysis of Results of Operations and Financial Condition," included elsewhere herein. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business."


         The following selected consolidated balance sheets and statements of earnings include the accounts and results of operations of the Company's two recently acquired subsidiaries which were accounted for under the pooling-of-interests method, but does not include any financial data of PC Plus which was acquired on July 1, 1998. Although the balance sheets of the Company as of March 31, 1994 and 1995, prior to the acquisitions, as well as the balance sheets of MLC Network Solutions and MLCI as of March 31, 1995 have been audited, the consolidated balance sheets of the Company as of March 31, 1994 and 1995 have been prepared by the Company, without audit. Additionally, although the Company's statement of earnings for the year ended March 31, 1994, prior to acquiring the subsidiaries, has been audited, the consolidated statement of earnings for the year ended March 31, 1994 has been prepared by the Company without audit. The Company elected to consolidate the data presented for its year ended March 31, 1994, to reflect the results of operations of the two recently acquired subsidiary companies as of and for the year ended December 31, 1993. The selected consolidated financial data as of and for the quarters ended June 30, 1997 and 1998, has been derived from unaudited financial information, which, in the opinion of management of the Company, includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation.




                                                                                                               FOR THE QUARTER
                                                          FOR THE YEAR ENDED MARCH 31,                          ENDED JUNE 30,
                                      ------------------------------------------------------------------  --------------------------
                                         1994         1995        1996         1997           1998           1997          1998
                                      ----------   ----------   ---------    ----------    -----------    ----------    -----------
                                                            (Dollar amounts in thousands, except per share data)
 STATEMENT OF EARNINGS:
 Revenue:
   Sales of equipment                 $   43,262   $   50,471   $   47,591   $   52,167    $    47,419    $   15,132    $    10,274
   Sales of leased equipment               5,940        9,958       16,318       21,634         50,362        20,140         24,911
   Lease revenues                          1,577        2,968        5,842        9,908         14,882         3,523          4,985
   Net margin on sales type
     leases                                  380          277           86           --             --            --             --
   Fee and other income                    1,046          690        1,877        2,503          5,779         1,351          1,413
                                       ---------    ---------    ---------    ---------     ----------     ---------     ----------
      Total revenues                      52,205       64,364       71,714       86,212        118,442        40,146         41,583
                                       ---------    ---------    ---------    ---------     ----------     ---------     ----------


Costs and Expenses:
   Cost of sales of equipment             37,924       44,157       38,782       42,180         37,423        11,980          8,284
   Cost of sales of leased
     equipment                             5,698        9,463       15,522       21,667         49,669        19,912         24,813
   Direct lease costs                        344          841        2,697        4,761          5,409         1,391          1,992
   Professional and other costs              628          657          709          577          1,073           214            197
   Salaries and benefits                   4,590        5,679        6,682        8,241         10,357         2,626          2,368
   General and administrative
     expenses                              1,781        1,673        2,040        2,286          3,694           933            988
   Interest and financing costs              512        1,111        1,702        1,649          1,837           466            501
   Nonrecurring acquisition costs             --           --           --           --            250            --             --
                                       ---------    ---------    ---------    ---------     ----------     ---------     ----------
     Total costs and expenses             51,477       63,581       68,134       81,361        109,712        37,522         39,143
                                       ---------    ---------    ---------    ---------     ----------     ---------     ----------


Earnings before provision for
  income taxes                               728          783        3,580        4,851          8,730         2,624          2,440
Provision for income taxes                    59          198          881        1,360          2,691           460            976
                                       ---------    ---------    ---------    ---------     ----------     ---------     ----------
Net earnings before extraordinary
  item                                       669          585        2,699        3,491          6,039         2,164          1,464
Extraordinary gain, net (1)                   --           --          117           --             --            --             --
                                       ---------    ---------    ---------    ---------     ----------     ---------     ----------
Net earnings                          $      669   $      585   $    2,816   $    3,491    $     6,039    $    2,164    $     1,464
                                       =========    =========    =========    =========     ==========     =========     ==========
Earnings per common share,
  before extra-ordinary item          $     0.15   $     0.13   $     0.59   $     0.67    $      1.00    $     0.37    $      0.24
Extraordinary gain per common
  share                               $       --   $       --   $     0.03   $       --    $        --    $       --    $        --
                                       ---------    ---------    ---------    ---------     ----------     ---------     ----------
Net earnings per common share
  - basic                             $     0.15   $     0.13   $     0.62   $     0.67    $      1.00    $     0.37    $      0.24
                                       =========    =========    =========    =========     ==========     =========     ==========
Pro forma net earnings (2)            $      545   $      529   $    2,389   $    3,133    $     5,426    $    1,699    $     1,464
                                       =========    =========    =========    =========     ==========     =========     ==========
Pro forma net earnings per
  common share - basic                $     0.12   $     0.12   $     0.52   $     0.60    $      0.90    $     0.29    $      0.24
                                       =========    =========    =========    =========     ==========     =========     ==========
Weighted average common shares
outstanding
  - basic                              4,380,270    4,383,490    4,572,635    5,184,261      6,031,088     5,909,976      6,078,126




------------------------------

(1) The extraordinary gain in fiscal year 1996 was the result of an insurance settlement for a fire at a subsidiary of the Company.

(2) Pro forma net earnings as if companies which were subchapter S corporations prior to their business combinations with the Company, which were accounted for under the pooling-of-interests method, had been subject to federal income tax throughout the periods presented.

                                                                 AS OF MARCH 31,                               AS OF JUNE 30,
                                        -----------------------------------------------------------------   ----------------------
                                           1994         1995         1996         1997            1998        1997        1998
                                        ---------     ---------    --------     --------       ----------   --------    ----------
                                                                       (Dollar amounts in thousands)
BALANCE SHEETS:
Assets:
  Cash and cash equivalents             $   1,632     $     276    $    651     $  6,654       $  18,684    $  3,929    $  6,675
  Accounts receivable                       3,384         4,852       4,526        8,846          16,383      11,710      15,555
  Other receivable                             87            37          92        2,154           3,802      11,479      15,573
  Inventories                               1,692         1,294         965        1,278           1,214       2,809       1,807
  Net investment in direct financing
    and sales type leases, net             10,146        12,124      16,273       17,473          32,496      19,626      48,991
  Investment in operating lease
    equipment, net                            164         1,874      10,220       11,065           7,296       9,750       6,105
  Other assets                                374           587       1,935          741           2,137       1,426       3,019
  All other assets                            553           672         522          813           1,184         570       1,213
                                         --------      --------     -------      -------        --------     -------     -------
    Total assets                        $  18,032     $  21,716    $ 35,184     $ 49,024       $  83,196    $ 61,299    $ 98,938
                                         ========      ========     =======      =======        ========     =======     =======


Liabilities:
  Accounts payable - equipment          $   1,092     $   3,014    $  4,973     $  4,946       $  21,284    $  6,435    $ 21,418
  Accounts payable - trade                  1,970         1,890       2,215        3,007           6,865       4,590       4,172
  Salaries and commissions payable            280           316         153          672             390         610         186
  Recourse notes payable                    3,113         2,597       2,106          439          13,037       8,639      20,827
  Nonrecourse notes payable                 8,116        10,162      18,352       19,705          13,028      18,472      21,851
  All other liabilities                     1,113           936       2,153        3,778           5,048       4,808       5,384
                                         --------      --------     -------      -------        --------     -------     -------
    Total liabilities                      15,684        18,915      29,952       32,547          59,652      43,554      73,838
Total stockholders' equity                  2,348         2,801       5,232       16,477          23,544      17,745      25,100
                                         --------      --------     -------      -------        --------     -------     -------
Total liabilities and stockholders'
    equity                              $  18,032     $  21,716    $ 35,184     $ 49,024       $  83,196    $ 61,299    $ 98,938
                                         ========      ========     =======      =======        ========     =======     =======

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION


         The following discussion and analysis of results of operations and financial condition of the Company should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus. See "Index to Consolidated Financial Statements." The accompanying condensed consolidated balance sheets, statements of earnings, and statements of cash flow include the accounts and results of operations of the Company's two recently acquired subsidiaries, MLC Network Solutions and MLCI, which were accounted for under the pooling-of-interests method, and does not include PC Plus, acquired on July 1, 1998, using the purchase method of accounting.


REVENUE RECOGNITION AND LEASE ACCOUNTING

         The Company's principal line of business is the leasing, financing, sale of equipment and software and providing technical and asset management services. The manner in which these lease finance transactions are characterized and reported for accounting purposes has a major impact upon the Company's reported revenue, net earnings and the resulting financial measures. Lease accounting methods significant to the Company's business are discussed below.


          As required by the Statement of Financial Accounting Standards No. 13, Accounting for Leases ("FASB No. 13"), the Company classifies its lease transactions, as: (i) direct financing leases; (ii) sales-type leases; or (iii) operating leases. Revenues and expenses between accounting periods for each lease term will vary depending upon the lease classification.


         For financial statement purposes, the Company includes revenue from all three classifications in lease revenues, and costs related to these leases in direct lease costs.

         Direct Financing and Sales-Type Leases. Direct financing and sales-type leases transfer substantially all benefits and risks of equipment ownership to the customer. A lease is a direct financing or sales-type lease if the creditworthiness of the customer and the collectibility of lease payments are reasonably certain and it meets one of the following criteria: (i) the lease transfers ownership of the equipment to the customer by the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the lease term at inception is at least 75% of the estimated economic life of the leased equipment; or (iv) the present value of the minimum lease payments is at least 90% of the fair market value of the leased equipment at inception of the lease.

         Direct finance leases are recorded as an investment in direct finance leases upon acceptance of the equipment by the customer. At the inception of the lease, unearned lease income is recorded which represents the amount by which the gross lease payments receivable plus the estimated residual value of the equipment exceeds the equipment cost. Unearned lease income is recognized, using the interest method, as lease revenue over the lease term.

         Sales-type leases include a dealer profit (or loss) which is recorded by the lessor at the inception of the lease. The dealer's profit (or loss) represents the difference, at the inception of the lease, between the fair value of the leased property and its cost or carrying amount. The equipment subject to such leases may be obtained in the secondary marketplace, but most frequently is the result of releasing the Company's own portfolio. This profit (or loss) which is recognized at lease inception, is included in net margin on sales-type leases. Interest earned on the present value of the lease payments and residual value is recognized over the lease term using the interest method and is included as part of the Company's lease revenue.

         The Company adopted Statement of Financial Accounting Standards No.
125 ("SFAS No. 125"), Accounting for Transfers and Servicing of Financial
Assets and Extinguishments of Liabilities as of January 1, 1997. SFAS No. 125 has changed the manner in which the Company determines and recognizes the gain recorded upon the transfer of its interest in finance contracts subsequent to December 31, 1996. Additionally, SFAS No. 125 requires the Company to record gains or losses with respect to transfers of its interest in leases previously accounted for as direct finance leases. SFAS No. 125 has also altered the presentation in the Company's consolidated financial statements of revenues, expenses and certain assets and liabilities associated with finance contracts sold. Prior to this accounting pronouncement, proceeds received from assigning receivables from direct financing leases prior to December 31, 1996 would have been recorded as nonrecourse debt rather than the required new sale treatment. As a result, certain aspects of the Company's financial statements as of March 31, 1997 and 1998, and the years then ended may not be directly comparable to the prior period financial statements based on the requirement that no retroactive accounting was allowable.


         Operating Leases. All leases that do not meet the criteria to be classified as direct financing or sales-type leases are accounted for as operating leases. Rental amounts are accrued evenly over the lease term and are recognized as lease revenue. The Company's cost of the leased equipment is recorded on the balance sheet as investment in operating lease equipment and is depreciated on a straight-line basis over the lease term to the Company's estimate of residual value. Revenue, depreciation expense and resultant profit for operating leases are recorded evenly over the life of the lease.

         As a result of these three classifications of leases for accounting purposes, the revenues resulting from the "mix" of lease classifications during an accounting period will affect the profit margin percentage for such period with such profit margin percentage generally increasing as revenues from direct financing and sales-type leases increase. Should a lease be financed, the interest expense declines over the term of the financing as the principal is reduced.


         Residual Values.   Residual values represent the Company's estimated
value of the equipment at the end of the initial lease term. The residual values for direct financing and sales-type leases are recorded as investments in direct financing and sales-type leases, on a net present value basis. The residual values for operating leases are included in the leased equipment's net book value and are recorded as investments in operating lease equipment. The estimated residual values will vary, both in amount and as a percentage of the original equipment cost, and are recorded in investment in operating lease equipment, depending upon several factors, including the equipment type, manufacturer's discount, market conditions and the term of the lease.

 .
         The Company evaluates residual values on an ongoing basis and records any required changes in accordance with FASB No. 13. Residual values are affected by equipment supply and demand and by new product announcements and price changes by manufacturers. In accordance with generally accepted accounting principles, residual values can only be adjusted downward.

         The Company seeks to realize the estimated residual value at lease termination through: (i) renewal or extension of the original lease; (ii) sale of the equipment either to the lessee or the secondary market; or (iii) lease of the equipment to a new user. The difference between the proceeds of a sale and the remaining estimated residual value is recorded as a gain or loss in lease revenues when title is transferred to the lessee, or, if the equipment is sold on the secondary market, in sales revenues and cost of sales when title is transferred to the buyer. The proceeds from any subsequent lease are accounted for as lease revenues at the time such transaction is entered into.

         Initial Direct Costs. Initial direct costs related to the origination of sales-type, direct finance or operating leases, are capitalized and recorded as part of the investment in direct financing and sales-type leases, net or as operating lease equipment, net and are amortized over the lease term.

         Sales.  Sales revenue includes the following types of transactions:
(i) equipment sales to customers involving the sale to customers of new software and personal computers and/or used equipment that is not subject to any type of lease; (ii) leased equipment sales to investors relating to equipment being leased for which the Company is the lessor, and the transfer of any financing related to the specific lease or equipment; and (iii) sales of equipment which was previously leased involving sales of equipment which the Company was the lessor whether to the original lessee or to a new user.

         Other Sources of Revenue. Fee and other income results from (i) income events that occur after the initial sale of a financial asset such as escrow/prepayment income, (ii) remarketing fees, (iii) brokerage fees earned for the placement of financing transactions, (iv) interest and other miscellaneous income, (v) various technical support and maintenance fees and
(vi) educational training revenues. These revenues are included in fee and other income on the company's statement of earnings.


The following discussion and analysis of the Company's results of operations should be read in conjunction with the accompanying unaudited condensed consolidated financial statements for the three month periods ended June 30, 1998 and 1997.


RESULTS OF OPERATIONS FOR THE QUARTERS ENDED JUNE 30, 1998 AND 1997


REVENUES



Total revenues generated by the Company during the three month period ended June 30, 1998 were $41,582,802, compared to revenues of $40,146,020 during the comparable period in the fiscal prior year, an increase of 3.6%. The Company's revenues are composed of sales and other revenue, and may vary considerably from period to period. See "--POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS".



Sales revenue, which includes sales of equipment and sales of leased equipment, decreased slightly to $35,185,081 during the three month period ended June 30, 1998, as compared to $35,272,572 in the corresponding period in the prior fiscal year. Sales of leased equipment increased $4,770,406 during the three month period ended June 30, 1998. During the three months ended June 30, 1998 and 1997, sales to MLC/CLC, LLC, an institutional equity partner of the Company, accounted for 100% and 89.1% of sales of leased equipment, respectively. Sales to the Company's equity joint ventures require the consent of the relevant joint venture partner. While management expects the continued availability of equity financing through this joint venture, if such consent is withheld, or financing from this entity otherwise becomes unavailable, it could have a material adverse effect upon the Company's business, financial condition, results of operations, and cash flows until other equity financing arrangements are secured. Sales of equipment, both new and used, are generated through the Company's equipment brokerage and re-marketing activities, and through its value-added reseller subsidiaries acquired during the second quarter of fiscal 1998. Sales of equipment decreased during the three month period $4,857,897 compared to the corresponding period in the prior fiscal year due to lower sales volume. The Company's brokerage and re-marketing activities accounted for 5.22% and 14.33% of equipment sales during the three month period in 1998 and 1997, respectively. Brokerage and re-marketing revenue can vary significantly from period to period, depending on the volume and timing of transactions, and the availability of equipment for sale. Sales of equipment through the Company's value-added reseller subsidiaries accounted for the remaining portion of equipment sales.



The Company realized a gross margin on sales of equipment of 19.4% for the three month period ended June 30, 1998 as compared to a gross margin of 20.8% realized on sales of equipment generated during the same three month period in the prior fiscal year. The Company's gross margin on sales of equipment can be effected by the mix and volume of products sold.



The gross margin generated on sales of leased equipment represent the sale of the equity portion of equipment placed under lease and can vary significantly depending on the nature and timing of the sale, as well as the timing of any debt funding recognized in accordance with SFAS No. 125. For example, a lower margin or a loss on the equity portion of a transaction is often offset by higher lease earnings and/or a higher gain on the debt funding recognized under SFAS No. 125. Additionally, leases which have been debt funded prior to their equity sale will result in a lower sales and cost of sale figure, but the net earnings from the transaction will be the same as had the deal been debt funded subsequent to the sale of the equity. During the three month period ended June 30, 1998, the Company recognized a gross margin of $97,580 on equity sales of $24,910,646, as compared to a gross margin of $228,223 on equity sales of $20,140,240 during the same period in the prior fiscal year.



The Company's lease revenues increased 41.52% to $4,985,087 for the three month period ended June 30, 1998, compared with the corresponding period in the prior fiscal year. This increase consists of increased lease earnings and rental revenues reflecting a higher average investment in direct financing and sales-type leases. The investment in direct financing and sales-type leases at June 30, 1998 and March 31, 1998 were $48,990,849 and $32,495,594, respectively.
The June 30, 1998 balance represents an increase of $16,495,255 or 50.8% over the balance as of March 31, 1998. In addition, lease revenue includes the gain or loss on the sale of certain financial assets, as required under the provisions of Financial Accounting Standard No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which was effective begining January 1, 1997.



For the three months ended June 30, 1998, fee and other income increased 4.6% over the comparable period in the prior fiscal year. This increase is attributable to increases in revenues from adjunct services and fees, including broker fees, support fees, warranty reimbursements, and learning center revenues generated by the Company's value-added reseller subsidiaries. Included in the Company's fee and other income are earnings from certain transactions which are in the Company's normal course of business but there is no guarantee that future transactions of the same nature, size or profitability will occur. The Company's ability to consumate such transactions, and the timing thereof, may depend largely upon factors outside the direct control of management. The earnings from these types of transactions in a particular period may not be indicative of the earnings that can be expected in future periods.



EXPENSES



The Company's direct lease costs increased 43.2% during the three month period ended June 30, 1998 as compared to the same period in the prior fiscal year. Although the largest component of direct lease costs is depreciation on operating lease equipment, the increase is primarily attributable to an increase in the allowance for doubtful accounts due to the increased business volume of leases and retained lease portfolio, increased amortization of initial direct costs and to increased re-billable costs, including freight and installation, which are re-billed to lessees.



Salaries and benefits expenses decreased 9.8% during the three month period ended June 30, 1998 over the same period in the prior fiscal year which reflects both the lower commission expenses in the value added reseller businesses and the higher amount of capitalization under SFAS 13 of the initial direct costs in generating the increased lease volume.



Interest and financing costs incurred by the Company for the three months ended June 30, 1998 and 1997 amounted to $501,305 and $465,784, respectively, and relate to interest costs on the Company's lines of credit and notes payable. Payment for interest costs on the majority of non-recourse and certain recourse notes are typically remitted directly to the lender by the lesee.




The Company's provision for income taxes increased to $975,797 for the three months ended June 30, 1998 from $460,313 for the three months ended June 30, 1997, reflecting effective income tax rates of 40.0% and 17.5%, respectively. The low effective income tax rate for June 30, 1997 was primarily due to the inclusion of the net earnings of businesses acquired by the Company, which prior to their combination with the Company had elected subchapter S corporation status, and as such, were not previously subject to federal income tax. Pro forma tax expense, adjusted as if the Company's subsidiaries which were previously subchapter S corporations had been subject to income tax for the three months ended June 30, 1997, would have increased the expense by approximately $464,900.



The foregoing resulted in a 13.9% decrease in net earnings for the three month period ended June 30, 1998 as compared to the same periods in the prior fiscal year after taking into consideration the pro forma tax expense.



Basic and fully diluted earnings per common share were $.24 and $.23 respectively for the three months ended June 30, 1998 as compared to $.37 and $.36 for the three months ended June 30, 1997, based on weighted average common shares outstanding of 6,078,126 and 5,909,976 for basic earnings per share, respectively, and fully diluted weighted average shares of 6,241,079 and 6,023,907.



LIQUIDITY AND CAPITAL RESOURCES



During the three month period ended June 30, 1998, the Company used cash flows from operations of $10,736,444, and cash flows from investing activities of $19,650,383. Cash flows generated by financing activities amounted to $18,378,293 during the same period. The net effect of these cash flows was to decrease cash and cash equivalents by $12,008,534 during the three month period. During the same period, the Company's total assets increased $15,742,104, or 18.9%, primarily the result of increases in direct financing leases and accounts receivable arising from equipment purchased on behalf of lessees but not yet placed under an equipment schedule. The Company's net investment in operating lease equipment decreased during the period, as the decrease in book value, primarily due to depreciation, outpaced new investment in operating lease equipment.



The financing necessary to support the Company's leasing activities has principally been provided from non-recourse and recourse borrowings. Historically, the Company has obtained recourse and non-recourse borrowings from money centers, regional banks, insurance companies, finance companies and financial intermediaries.

The Company's "Accounts payable - equipment" represents equipment costs that have been placed on a lease schedule, but for which the Company has not yet paid. The balance of unpaid equipment cost can vary depending on vendor terms and the timing of lease originations. As of June 30, 1998, the Company had $21,417,573 of unpaid equipment cost, as compared to $21,283,582 at March 31, 1998.



Prior to the permanent financing of its leases, interim financing has been obtained through short-term, secured, recourse facilities. On June 5, 1997, the Company entered into the First Union Facility with First Union National Bank, N.A., which is available through December 19, 1998, and bears interest at LIBOR+110 basis points, or, at the Company's option, Prime minus one percent. On June 30, 1998, the Company's First Union Facility was increased to a maximum limit of $35 million. Availability under the revolving lines of credit may be limited by the asset value of equipment purchased by the Company and may be further limited by certain covenants and terms and conditions of the facilities. As of June 30, 1998, the Company had an outstanding balance of $20,000,000 on the First Union Facility. The First Union facility is made to MLC Group and guaranteed by MLC Holdings. In addition, MLC Holdings has guaranteed the lines of credit made to the Company's recently acquired subsidiaries.



The Company's recently acquired subsidiaries, MLC Network Solutions and MLCI both have separate credit sources to finance their working capital requirements for inventories and accounts receivable. Their traditional business as value-added resellers of PC's and related network equipment and software products is financed through agreements known as "floor planning" financing where interest expense for the first thirty to forty days is charged to the supplier/distributor but not the reseller. These floor plan liabilities are recorded under accounts payable as they are normally repaid within the thirty to forty day time frame and represent an assigned accounts payable originally generated with the supplier/distributor. If the thirty to forty day obligation is not timely liquidated, interest is then assessed at stated contractual rates. As of June 30, 1998, MLC Network Solutions has floor planning availability of $1,350,000 through Deutsche Financial, Inc. and $225,000 from IBM Credit Corporation. The outstanding balances to these respective suppliers were $538,964 and $20,248 as of June 30, 1998. MLCI has floor planning availability of $1,500,000 from FINOVA Capital Corporation and $750,000 through IBM Credit Corporation. The outstanding balances to these respective suppliers were $1,347,317 and $592,224 as of June 30, 1998. In addition, MLCI has a line of credit in place, expiring on September 30, 1998, with PNC Bank, N.A. to provide an asset based credit facility. The Company is currently negotiating an extension of this credit facility. The line has a maximum credit limit of $2,500,000 and interest is based on the bank's prime rate. The outstanding balance was $479,000 as of June 30,1998.



In March 1997, the Company established the Heller Facility, a $10,000,000 partial recourse credit facility agreement, with Heller Financial, Inc., Vendor Finance Division. Under the terms of the Heller Facility, a maximum amount of $10 million is available to the Company subject to the approval of Heller for each draw. As of June 30, 1998, the principal balance due under the Heller Facility was $2,105,786.



Through MLC/CLC, LLC, the Company has a formal joint venture agreement which provides the equity investment financing for certain of the Company's transactions. Cargill Leasing Corporation, an unaffiliated investor which owns 95% of MLC/CLC, LLC, is affiliated with Cargill, Inc., a privately held business that was reported by Forbes Magazine to have 1997 earnings in excess of $800 million. On June 4, 1998, Firstar Corporation and Cargill, Inc. jointly announced that they had signed a definitive agreement for Firstar Corporation to purchase 100% of the common stock of Cargill Leasing Corporation. The transaction is expected to close in the third quarter of calendar year 1998, subject to regulatory approval. Firstar Corporation is a $20 billion bank holding company which is publicly traded on the New York Stock Exchange under the symbol "FSR". This joint venture arrangement enables the Company to invest in a significantly greater portfolio of business than its limited capital base would otherwise allow. A significant portion of the Company's revenue generated by the sale of leased equipment is attributable to sales to MLC/CLC, LLC. (See "RESULTS OF OPERATIONS"). The Company's relationship with GATX, an unaffiliated company which beneficially owns 90% of MLC/GATX Limited Partnership I, was terminated in August, 1998. This termination caused the Company to write off approximately $154,500 in the current period representing its remaining joint venture investment and miscellaneous receivables.



The Company's debt financing activities typically provide approximately 80% to 100% of the purchase price of the equipment purchased by the Company for lease to its customers. Any balance of the purchase price (the Company's equity investment in the equipment) must generally be financed by cash flow from its operations, the sale of the equipment lease to MLC/CLC,LLC, or other internal means of financing. Although the Company expects that the credit quality of its leases and its residual return history will continue to allow it to obtain such financing, no assurances can be given that such financing will be available, at acceptable terms, or at all.



The Company anticipates that its current cash on hand, operations and additional financing available under the Company's credit facilities will be sufficient to meet the Company's liquidity requirements for its operations through the remainder of the fiscal year. However, the Company is currently, and intends to continue, pursuing additional acquisitions, which are expected to be funded through a combination of cash and the issuance by the Company of shares of its common stock. To the extent that the Company elects to pursue acquisitions involving the payment of significant amounts of cash (to fund the purchase price of such acquisitions and the repayment of assumed indebtedness), the Company is likely to require additional sources of financing to fund such non-operating cash needs.




POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS



The Company's future quarterly operating results and the market price of its stock may fluctuate. In the event the Company's revenues or earnings for any quarter are less than the level expected by securities analysts or the market in general, such shortfall could have an immediate and significant adverse impact on the market price of the Company's stock. Any such adverse impact could be greater if any such shortfall occurs near the time of any material decrease in any widely followed stock index or in the market price of the stock of one or more public equipment leasing and financing companies or major customers or vendors of the Company.



The Company's quarterly results of operations are susceptible to fluctuations for a number of reasons, including, without limitation, any reduction of expected residual values related to the equipment under the Company's leases, timing of specific transactions and other factors. Quarterly operating results could also fluctuate as a result of the sale by the Company of equipment in its lease portfolio, at the expiration of a lease term or prior to such expiration, to a lessee or to a third party. Such sales of equipment may have the effect of increasing revenues and net income during the quarter in which the sale occurs, and reducing revenues and net income otherwise expected in subsequent quarters.

Given the possibility of such fluctuations, the Company believes that comparisons of the results of its operations to immediately succeeding quarters are not necessarily meaningful and that such results for one quarter should not be relied upon as an indication of future performance.



RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED MARCH 31, 1998


REVENUES


         During the three years ended March 31, 1998, on a consolidated basis, the Company experienced growth in total revenues reflecting an increased volume of leasing and equipment sale transactions. In fiscal year 1998, total revenues increased to $118.4 million from $86.2 million in fiscal year 1997, an increase of $32.2 million or 37.4%. In fiscal year 1997 total revenues increased $14.5 million or 20.2%, from $71.7 million in fiscal year 1996. Lease revenue increased $4.0 million, or 67.1%, from $5.9 million in fiscal year 1996 to $9.9 million in fiscal year 1997, and $5.0 million, or 50.2%, to $14.9 million in fiscal year 1998, as a result of the increase of operating leases and direct financing leases originated or acquired and retained by the Company during the periods. This trend is expected to continue as the Company increases its sales activity in the area of acquiring leased equipment.



         Equipment sales revenue is generated through the sale of new and used equipment via the Company's equipment brokerage and re-marketing activities and through its recently acquired value added re-seller ("VAR") subsidiaries.
Sales revenue increased 15.5% from $63.9 million in fiscal year 1996 to $73.8 million in fiscal year 1997 as a result of a 32.6 % increase in sales of leased equipment from $16.3 million to $21.6 million combined with a 9.6% increase in sales of equipment from $47.6 million to $52.2 million. Sales revenue increased 32.5% from $73.8 million in fiscal year 1997 to $97.8 million in fiscal year 1998 as a result of a 132.8% increase in sales of leased equipment from $21.6 million to $50.4 million combined with a 9.1% decrease in sales of equipment from $52.2 million to $47.4 million. The major component of the decrease in sales of equipment was the reduction in sales revenue in the buy/sell area from $21.7 million in fiscal year 1997 to $8.5 million in fiscal 1998. This reflects the decrease in the business activity in reselling used equipment purchased on the open market. Sales of leased equipment has become a major revenue source for the Company and represents 22.8%, 25.1 % and 42.5 % of the Company's revenues for the fiscal years ended 1996, 1997 and 1998.



         Fee and Other Income. Fee and other income reflects the Company's revenues from adjunct services and fees relating to the Company's lease portfolio, as well as fees and other income generated by the Company's VAR subsidiaries including support fees, warranty reimbursements, and learning center revenues. Fee and other income accounted for 4.9%, 2.9% and 2.6% of total revenues during the fiscal years 1998, 1997 and 1996, respectively. The increase in fee and other income is largely attributable to an increased volume of fees relating to the Company's lease portfolio and fees earned by the Company for the management of leases which it has sold to an equity partner. Included in fee and other income are certain transactions which, while in the normal course of business, for which there can be no guarantee of future transactions of the same nature, size or profitability. The Company's ability to consummate such transactions, and the timing thereof, may depend largely on factors outside the control of management, and as such, earnings from these transactions in one period may not
be indicative of earnings that can be expected in future periods.   Fee and
other income totaled $1.9 million in fiscal year 1996 and increased $.6 million or 33.4% to $2.5 million in fiscal year 1997. Fiscal year 1998 fee income was $5.8 million, a 130.9% increase over the prior year. The increase in fee and other income is attributable to higher levels of interest income, remarketing fees, earnings from a prepay escrow fee, and higher levels of management fee income earned from the equity joint ventures as compared to the same periods of
1997.   The Company expects that fee and other income will vary considerably due to the uncertainty of completion and the timing of specific transactions. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Fluctuations in Quarterly Operating Results."

EXPENSES


         Cost of Sales. Cost of sales increased from $54.3 million in fiscal year 1996 to $63.8 million in fiscal year 1997, and increased $23.3 million or 36.4% to $87.1 million in fiscal year 1998 which related directly to the volume of sales in each of those years.



         Depreciation and Operating Leases. Depreciation increased from $2.1 million in fiscal year 1996 to $3.5 million, or 66.4 % in fiscal year 1997, and $ 1.0 million, or 29.0 %, to $4.5 million in fiscal year 1998. The increase in depreciation for both years is due to the increased level of operating leases originated and acquired by the Company and increases in the Company's operating lease assets and internal equipment over the three-year period.



         General and Administrative Expenses. General and administrative expenses increased $.25 million or 12.1% to $2.29 million in fiscal year 1997 and $1.41 million, or 61.6% to $3.7 million in fiscal year 1998. The increases during the two year period is due primarily to increased level of business and selling activity.



         Interest Expense. Interest and other financing expenses decreased slightly from $1.70 million in fiscal year 1996 to $1.65 million in fiscal year 1997, and increased $.19 million or 11.4%, to $1.84 million in fiscal year 1998. The increase in interest expense during the periods resulted from the Company's increased level of leasing and business activity, including an increase in recourse and nonrecourse debt from $20.1 million in fiscal year 1997 to $26.1 million in fiscal year 1998. The weighted average interest rate for the Company's nonrecourse debt outstanding as of March 31, 1997 and 1998 was 7.8% and 7.2% respectively.



         Income Taxes. The Company recognizes as income tax expense the amount of estimated tax due on current period's income, whether that tax is to be paid currently or in the future. The provision for taxes was 30.8%, 28.0% and 24.6% of earnings before income taxes and extraordinary items for the fiscal years 1998, 1997 and 1996, respectively. The lower provision for income taxes, as compared to earnings before tax and extraordinary items is the result of earnings from the Company's VAR subsidiaries which prior to their combination with the Company were sub-chapter S corporations. As such, the provision for income tax for the three fiscal years ended March 31, 1998 relates only to earnings of the Company, exclusive of

VAR earnings generated prior to their business combinations. See Note (8) in the accompanying consolidated financial statements.



         Net Earnings. On a consolidated basis, net earnings and net earnings per share increased in each of the fiscal years 1996, 1997 and 1998. Net earnings increased in fiscal year 1997 $.67 million to $3.49 million, or 24%, from $2.82 million in fiscal year 1996. In fiscal 1998 net income increased 72.9% to $6.04 million over the prior year. The increases result from the fluctuation in revenues and expenses discussed in the above paragraphs. Pro forma net earnings for the fiscal years 1996, 1997 and 1998 were $2.39 million, $3.13 million, and $5.43 million, respectively.


         Management of Interest Rate Expense. The Company manages interest rate expense by pricing its transactions based upon the market rates at the time of the transaction. Most transactions are funded with matching term debt thereby locking in the interest costs to match the cash flows from the lease over its term.




FINANCIAL CONDITION


         At the start of fiscal year 1996 the Company's financial resources consisted of its stockholders' equity of $2,801,286 and various lines of credit and recourse loans. During fiscal year 1995, the Company entered into its partnership with GATX which gave it access to additional financial resources to finance the equity investment in its lease transactions. See "Risk Factors -- Dependence on Major Relationships," "-- Dependence on Availability of Financing," "The Company" and "Business -- Financing". Through this partnership, the Company was able to compete on a larger volume of lease transactions than it could have without this facility. In fiscal year 1996, the Company also entered into an equity joint venture with Cargill Leasing Corporation, a transaction which positioned the Company to compete more effectively in the growing area of personal computer and network leasing. See "Risk Factors -- Dependence on Major Relationships," " -- Dependence on Availability of Financing," "The Company," and "Business -- Financing." As a result of fiscal year 1996, 1997 and 1998 net earnings of $2.8 million, $3.5 million and $6.0 million respectively, stockholders' equity increased to $23.5 million at March 31, 1998.



         During the three year period ended March 31, 1998, the Company improved its financial condition and increased available financial resources in the following ways: (i) available lines of credit increased from $2.4 million to $31.4 million (increased to $41.4 effective June 30, 1998); (ii) stockholders' equity increased from $2.8 million to $23.5 million from net earnings, proceeds from the Initial Public Offering in November, 1996 and subsequent over subscription in December, 1996, the acquisition of MLC Network Solutions and MLC Integrated (both accounted for under the pooling-of-interests method); and (iii) the Company entered into two equity joint ventures which substantially increased its ability to finance its lease transactions. All of the above factors have allowed the Company to be able to support the higher levels of sales and leasing activity reflected in its financial statements.

         As part of its ongoing business activity, the Company generates new equipment leases and also engages in leased equipment sales. From fiscal year 1996 to fiscal year 1997 the minimum lease payments for direct financing and sales type leases balance increased from $18.2 million to $18.8 million or 3% and increased another 59.8% in the fiscal year 1998 to $30 million. The future minimum lease payments fluctuate, depending on sales and new lease activity from year to year and quarter to quarter, making it impractical to accurately trend the minimum lease payments. See " -- Fluctuations in Quarterly Operating Results."


LIQUIDITY AND CAPITAL RESOURCES


         Cash Flow from Operations. The Company generated cash flow from operating activities of $2.7 million for fiscal year 1997. Cash flow from operations in fiscal year 1997 was lower than net earnings of $3.5 million, primarily due to increases in accounts receivable of $4.3 million, notes receivable of $2.1 million and payments from leases directly to lenders of $1.6 million, and increases in inventories of $.4 million and offset by increases in accounts payable-trade of $.8 million, and increases in accrued expenses, salaries and commissions payable of $2.3 million. In addition, cash flow used for investing activities primarily related to leases was $31.6 million. Financing activities from both recourse and nonrecourse borrowing produced $27 million for fiscal year 1997. The net result of all of the above activities was an increase in cash of $6 million for fiscal year 1997. For fiscal year 1998, the Company generated cash flow from operating activities of $20.7 million which was higher than net earnings of $6.0 million. The difference was primarily due to increase in accounts payable-equipment and trade which increased $16.3 million and $3.9 million respectively and offset by increases in accounts receivable of $7.5 million and notes receivable of $1.6 million. Financing activities from both recourse and nonrecourse borrowing produced $4.7 million which was less than the prior year due to the accounting requirements of SFAS 125. The Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" effective January 1, 1997. This standard establishes new criteria for determining whether a transfer of financial assets in exchange for cash or other consideration should be accounted for as a sale or as a pledge of collateral in a secured borrowing. Certain assignments of direct finance leases made on a nonrecourse basis by the Company after December 31, 1996 meet the criteria for surrender of control set forth by SFAS No. 125 and have therefore been treated as sales for financial statement purposes. SFAS No. 125 prohibits the retroactive restatement of transactions consummated prior to January 1, 1997 which would have otherwise met the requirements of a sale under the standard.



         Cash Flow from Borrowings. To date, the financing necessary to support the Company's leasing and financing activities has been provided principally from nonrecourse borrowings, and to an increasing extent, recourse borrowings. The buy/sell and new equipment and software sales are financed, in part, with recourse lines of credit that require a borrowing base of
unencumbered receivables and inventory.   The Company anticipates that future
leasing and financing activities will be financed in a similar manner, as well as from cash flow from operations and proceeds from the previous stock placements.


         Historically, the Company has obtained recourse and nonrecourse borrowings from money center banks, regional banks, insurance companies, finance companies and financial intermediaries.


         In order to take advantage of the most favorable long-term financing arrangements available to it, the Company often finances equipment purchases and the related leases on an interim basis with short-term, recourse debt, and accumulates such leases until it has a portfolio large enough (generally at least $1.0 million, based on the aggregate balance of periodic lease payments under such leases) to warrant obtaining long-term financing for such leases either through nonrecourse borrowings or sales transactions. Such interim financing is usually obtained through secured, "warehouse" lines of credit, which generally have a term of one year. The Company's maximum available credit under such lines of credit totaled $31.4 million as of March 31, 1998. A brief description of each line of credit presently in place as of March 31, 1998 follows: the First Union Facility is an asset backed facility secured by specific leases with a maximum loan of $25 million (increased to $35 million in July, 1998) and bears interest at LIBOR +110 basis points, or, at the Company's option, prime minus one percent, and the PNC Bank, N.A. asset based credit facility has a maximum credit limit of $2.5 million and carries interest at the bank's prime rate. The business segment of reselling PC's and related network equipment is financed through agreements known as "floor planning" facilities from IBM Credit Corporation, FINOVA Capital Corporation and Deutsche Financial, Inc. These facilities, totaling a maximum limit of $3.9 million, are classified as trade payables as the interest for the liabilities for the first 30 to 40 days is the responsibility of the supplier or distributor. The Company feels that these agreements could be substituted with the line of credit facilities noted above but will continue their use as long as they carry beneficial short term rates.





         The Company obtains long-term, nonrecourse financing for individual significant lease transactions near or at the time it purchases the related equipment. The Company entered into various nonrecourse financings during the year ended March 31, 1998 most of which were accounted for under SFAS 125 (which was effective subsequent to December 31, 1996) and received sales treatment. As such, these transactions were not recorded as nonrecourse debt but were part of a period gain or loss. The transactions recorded as nonrecourse loan additions for the year ended March 31, 1998 totaled $4.5 million compared to the year ended March 31, 1997 of $26.8 million. Payments under the Company's borrowings and the maturities of its long-term borrowings are typically structured to match the payments due under the leases securing the borrowings.


         The Company's nonrecourse debt financing activities typically provide a significant portion of the purchase price of the equipment purchased by the Company for lease to its customers. The balance of the purchase price (the Company's equity investment in equipment), is financed from a variety of sources. See "Business -- Financing." Although the Company believes that the credit quality of its lessees will continue to allow it to obtain such debt financing, no assurances can be given that such financing will be available at acceptable terms or at all.

ADEQUACY OF CAPITAL RESOURCES

         The Company's current lines of credit, if renewed or replaced, and its access to the public and private debt securities markets (including financings for its equity investment in leases) and its estimated cash flow from operations are anticipated to provide adequate capital to fund the Company's operations, including acquisitions and financings under its relationships with vendors, for at least the next 12 months. Although no assurances can be given, the Company expects to be able to renew or replace its existing short-term lines of credit and to continue to have access to the public and private securities markets, both for debt and for equity financings.

NEW ACCOUNTING PRONOUNCEMENTS





         In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company will apply this statement beginning in Fiscal 1999 and reclassify its financial statements for earlier periods provided for comparative purposes.

         SFAS 131 established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supersedes SFAS Statement No. 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers. It amends FASB No. 94, "Consolidation of All Majority-Owned Subsidiaries," to remove the special disclosure requirements for previously unconsolidated subsidiaries.


         At this point, the Company has not determined the impact of adopting SFAS 131.


                                    BUSINESS

GENERAL


         The Company specializes in leasing and financing information technology assets and providing asset management services to middle market commercial customers, select Fortune 1000 firms, federal, state and local governments and vendors. The assets leased by the Company include personal computers, client server systems, networks, mid-range and mainframe computer equipment, telecommunications equipment and software. The Company is also a value-added reseller, VAR, of PC's and related network equipment and software products and provides various support services to its customers from facilities located in Greenville, Raleigh and Wilmington, North Carolina and Pottstown, Pennsylvania, located in the suburbs of Philadelphia. The Company's VAR business is basically a desktop and network equipment distribution business and service provider that requires minimal inventories and costs are variable to the level of business.



         The ten largest commercial customers of the Company by purchase price of the equipment leased by the Company, for fiscal year 1998 were, (in alphabetical order): American National Red Cross: Blue Cross Blue Shield of North Carolina; BTG, Incorporated; Corning, Incorporated; E.I. du Pont de Nemours and Company; Interealty Corporation; Nationwide Mutual Insurance Company; PHP HealthCare Corporation; Sandia Corporation; Sprint Communications Company L.P. and affiliates. The three largest customers of the network services, software and PC reselling business for fiscal year 1998 were AHERF, Catalytica Pharmaceutical, Incorporated, and Corning, Incorporated. The three largest government customers, based upon purchase price of the equipment leased by the Company for fiscal year 1998, are, in alphabetical order: Austin Community College, Texas, Marin County, California and the State of California,
Department of Justice.   On July 21, 1998, AHERF filed for bankruptcy and the
Company does not anticipate AHERF or its successor to continue to be a customer of the Company for new equipment sales or leases.



         The Company also leases and finances equipment, software and services through relationships with vendors, equipment manufacturers and systems integrators. These vendor clients represent a variety of high technology industries. The Company has also provided financing for other vendors' customers for transactions ranging in size from $50,000 to $21.0 million based upon the purchase price of the assets.





         The Company seeks to differentiate itself from its competitors by offering its customers asset management services and asset trading capabilities, which may be customized to meet the client's desires. The Company believes that its ability and willingness to personalize its relationships and customize its services to meet the specific financial and managerial needs of each customer enable it to compete effectively against larger equipment leasing and finance companies. The Company further believes that, by providing asset management services and asset trading capabilities as well as other services to its customers, it has a competitive advantage over smaller competitors which lack the resources and expertise to provide such services.

         The Company's asset trading activity involves the purchase and resale of previously owned information technology equipment. By offering asset trading capabilities, the Company is able to develop and maintain knowledge of current market trends and values which enables the Company to predict more accurately residual values when pricing leasing transactions, dispose efficiently of off-lease equipment and offer customers a way to dispose of or acquire previously owned information technology equipment. Asset management services, which are offered primarily to enhance customer service, is a general term used to describe the provision of asset inventory and tracking services, software and record keeping programs to customers. The asset management services provided by the Company allow the customers to better track their information technology assets. The asset management services include a software system maintained by the Company which generates reports and allows customers to dial up and receive information on a real time basis, thus better utilizing their assets.


         The extensive experience of the Company's management in leasing and financing information technology equipment has enabled the Company to manage its residual portfolio to achieve superior returns. Since the Company's organization in November, 1990 through March 31, 1998, on matured leases, the Company has realized a return greater than originally estimated at lease origination of the amount originally recorded as residual values for its equipment. As part of its underwriting and risk management efforts, the Company's management seeks to structure lease transactions so that they can be financed or sold to third parties on a nonrecourse basis, even if the Company ultimately retains an equity interest in the lease. The Company believes that its historical approach to estimating residuals, pricing and underwriting leases and managing relationships among vendors, customers and financial partners provides a foundation for the Company to grow and profitably deploy new capital. See "Management."


INDUSTRY OVERVIEW

         The Company believes that its market is undergoing rapid changes and expansion which present significant opportunities for growth. The primary structural changes in the market are the result of customer end-user, technology and vendor marketing trends.

         Customer End-Users - Commercial. The equipment leasing industry in the United States is a significant factor in financing capital expenditures of businesses. According to research by the Equipment Leasing Association of America ("ELA"), using United States Department of Commerce data, approximately $169.9 billion of the $566.2 billion spent on productive assets in 1996 was financed by means of leasing. The ELA estimates that 80% of all U.S. businesses are leasing or financing to acquire some of their capital assets.

         Leasing enables a company to obtain the equipment it needs, while preserving cash flow and receiving favorable accounting and tax treatment. Leasing, particularly through operating leases, also provides a lessee with greater flexibility than ownership in the event it outgrows the equipment or requires upgrades of its equipment to higher performance levels. As more customers become aware of the economic benefits of leasing, they often turn to independent leasing companies. Independent lessors, such as the Company, offer tailored financing and can deliver financing for mixed systems from different vendors.

         Management believes the fastest growing market segment of the leasing industry is information technology leasing. These assets include computers, telecommunication equipment, software, integration services and client server equipment. According to the ELA, computers and telecommunications equipment accounted for 26% of the assets leased in 1995.

         Customer End-Users -- Government. According to G2 Research, Inc., in 1994, of $328.6 billion in total information technology spending, $27.3 billion was spent by the federal government and $34.5 billion was spent by state and local governments, with the remainder spent by commercial customers. G2 Research, Inc. further estimated that this market segment will maintain a 10% growth rate through the year 2000 as governments convert to client server systems.


         The Company believes that state and local governments have realized that information technology can provide tremendous gains in productivity and a decrease in overall costs. However, state and local governments are increasingly limited by budgetary constraints in their efforts to acquire goods and services; therefore, leasing is more favorable since it allows the immediate use of the asset while the cost is incurred over the asset's useful life. Moreover, leasing may facilitate the timely acquisition of equipment when compared to the lengthy process and many levels of approval necessary for bond referendums. An additional obstacle facing state and local governments in the upcoming years is the shift in program responsibility from the federal government to the state and local governments. The Company believes that this shift will require more information technology investment by state and local governments.


         Technology Trends. A major trend toward using client server networks in corporate applications began in the late 1980s. This trend was driven by the proliferation of personal computers as personal computers changed from stand-alone units which accommodated one or two specialized functions to a multi-application unit and the development of networking applications that distribute computer power to the desktop. Client server computing provides an alternative to the highly centralized, mainframe and mini-computer systems that connect multiple terminals to a central processor and which were the mainstay of the computing world until this decade. The transition from the mainframe to the personal computer has enabled smaller corporations to utilize more extensively information technology and telecommunications equipment in the operation of their businesses. In addition, as technology increasingly changes, companies are more frequently acquiring and upgrading information technology and telecommunications equipment.

         The transition from the mainframe to the more complicated client server applications has also placed a premium on the efficient planning, tracking, procurement and disposal of each unit. The Gartner Group estimates in their May 9, 1996 statement on PC total cost of ownership under the "Windows 95 Model" that the average cost of a corporate customer acquiring, maintaining, supporting and disposing of the desktop asset is approximately $41,000 over a five-year period as compared to the average capital cost of each unit of $5,500. The above changes have increased the need for the specialized asset management services such as those provided by the Company because the procurement and management functions of many end-users are oriented to the acquisition of a high-priced, centralized unit and not to the management of numerous small-ticket items in multiple locations.

         Vendor Distribution and Marketing. As hardware manufacturers face increasing competition, many manufacturers have outsourced their distribution channels to other companies rather than rely solely on their own sales force. This has led many vendors to develop re-seller relationships with financiers such as the Company, and the Company intends to enter into or acquire value added re-seller relationships with selected vendors.

         The opening up of the distribution channels has forced vendors to support used equipment and sell parts and refurbishment services to end-users and third-party lessors such as the Company. This has created a more fluid and sustainable secondary market for certain equipment, which allows the Company to trade the equipment, make equity investments and compete more effectively with the vendor or vendor's captive financing companies.


         In the fiscal year 1998, the Company signed two agreements with Cisco Systems Capital Corporation and Cisco Systems, Inc. (together, "Cisco"), which name the Company as Cisco's preferred financing provider in the governmental and educational market segment, and in the domestic commercial market segment (excluding the high-risk/venture leasing segment). The agreements set forth certain obligations of the Company, including the obligation to hire and retain salesmen specifically to provide service to Cisco, and certain administrative and remarketing obligations regarding transactions originated under the Cisco program. The agreements grant Cisco the right to remarket the equipment at its option, and the right to purchase all, but not less than all, of the Cisco equipment portfolio at a certain return. The agreements are subject to non-renewal and termination for several reasons, including non-performance by the Company. During fiscal year 1998, the Company originated a nominal amount of volume from the Cisco agreements.



         In fiscal year 1998, the Company signed several exclusive teaming agreements with various federal government resellers, in anticipation of the acceptance of leasing terms and conditions by the General Services Administration on vendors "GSA Schedules". Under the teaming agreements, the Company will provide its leasing terms and conditions for inclusion on the vendor's GSA Schedules in exchange for the first right of refusal to finance any lease transactions.


STRATEGY

         Based on industry trends and the Company's historical results, the Company will continue to implement and improve upon a three-pronged strategy designed to increase its customer base by: (i) providing continuing superior customer service while marketing to middle market and select Fortune 1000 end-users of information technology equipment and assets; (ii) purchasing companies in key regional markets with pre-existing customer bases; and (iii) further developing vendor leasing programs. Through its marketing strategy, the Company emphasizes cross selling to the different groups of clients and attempts to reach the maximum number of potential end-users.

         While the Company is pursuing and intends to continue to pursue the foregoing strategies, there can be no assurance that the Company will be able to successfully implement such strategies. The Company's ability to implement these strategies may be limited by a number of factors. See "Risk Factors."

         End-User Marketing Focus. The Company's target customers include middle market and select Fortune 1000 firms which are significant users of information technology and telecommunications equipment and other assets, which also may need other services provided by the Company, such as asset management. By targeting a potential customer base that is broader than just the Fortune 1000 companies, the Company believes that there is less competition from the larger equipment finance companies, as their marketing forces are typically more focused on Fortune 1000 customers. The ability to identify and establish customer relationships with such firms will be critical to the Company's strategy. There can be no assurance that the Company will be able to successfully locate such customers. See "Risk Factors -- Dependence on Creditworthy Customers."

         Acquisition of Companies in Related Lines of Business. The Company believes that significant opportunities to expand its target customer base in key regional markets can be realized through the acquisition of strategically selected companies in related lines of business. The Company's acquisition strategy will focus on acquiring new customers in the top 50 regional markets in the country. The Company believes that it can successfully acquire companies and maintain and expand customer relationships by providing acquired companies with a lower cost of capital, additional cross-selling opportunities and financial structuring expertise. In addition, the Company can provide the owners of privately-held companies with an opportunity to realize their company's value. The Company believes that decentralized marketing and centralized operations, along with other operating synergies, will make it successful in lowering the operational costs while expanding the customer base of each firm it acquires. The ability to identify and acquire such firms on prices and terms that are attractive to the Company and which avoid dilution of earnings for existing stockholders is crucial to the successful implementation of this strategy. In addition, after consummating any acquisition, the Company must be able to successfully integrate the acquired business with the Company to achieve the cost savings and marketing benefits sought by the Company. There is, however, no assurance that the Company will be able to successfully acquire such companies, or, if acquired, successfully implement the foregoing strategy. See "Risk Factors - Risk Related to the Company's Acquisition Strategy" and "-- Management of Growth."


The Company's acquisition strategy has resulted in the consummation of several significant businesses. On July 24, 1997, the Company, through a newly-formed wholly-owned subsidiary, MLC Network Solutions, acquired Compuventures. The outstanding shares of Compuventures common stock were converted into 260,978 shares of the Company's Common Stock, valued at $3,384,564. Compuventures is a value-added reseller of PC's and related network equipment and software products and provides various support services to its customers from facilities located in Greenville, Raleigh and Wilmington, North Carolina. The merger was accounted for as a pooling of interests. MLCI (dba "ECC Integrated, Inc."), was acquired on September 29, 1997 through the merger of a newly-formed wholly-owned subsidiary of MLC Holdings into MLCI with MLCI being the surviving entity. MLCI currently conducts a network services and software and PC reselling business from its sole location in Pottstown, Pennsylvania. The Company exchanged 498,998 shares of Common Stock, valued at $7,092,000, for the total capital stock of MLCI. This merger was accounted for as a polling of interests. On July 1, 1998, the Company, through a wholly-owned subsidiary, MLC Network Solutions of Virginia, Inc., acquired PC Plus. The shares of PC Plus were acquired for a total merger consideration of $7,245,673, through the exchange of 263,478 shares, valued at $13.75 per share, and $3,622,836 of cash. This merger was accounted for as a purchase.


         Increasing Focus on Vendors. Over the last several years, major manufacturers of information technology and telecommunications equipment have moved away from providing financing to end-user customers through captive finance organizations and have increasingly outsourced this equipment financing function to independent leasing companies. From the perspective of the large end-user of information technology and telecommunications equipment, outsourcing equipment financing can simplify and centralize the financing of multiple products from different vendors, particularly as most captive finance organizations will service only their manufacturer's products. Through its participation in vendor marketing programs, the Company leverages its marketing efforts by utilizing the sales force of the vendor. The vendor's sales organization provides the Company access to an extensive and diversified end-user customer base while saving the Company the cost of establishing these independent customer relationships. The Company uses its relationships with these vendors and end-users to create new customer relationships to which other products and services of the Company can be marketed directly. The ability to successfully establish such vendor and end user relationships is essential to the successful implementation of this strategy. There can be, however, no assurance that the Company will be able to successfully establish such relationships. See "Risk Factors -- Dependence on Major Relationships."

LEASING, FINANCING AND SALES ACTIVITIES

         The Company is in the business of leasing and financing equipment and assets, and is also a value-added reseller of PC's and related network equipment and software products, and provides various support service to its customers. Although the majority of the transactions are leases, the use of the phrase "lease," "leases," "leasing" or "financing" may refer to transactions involving: equipment leases; conditional sales contracts; installment purchase contracts; software and services contracts; municipal and federal government contracts; notes; operating leases; customer agreements; direct financial leases; receivables; factoring; tax exempt leases; true leases; leases with option to purchase; leases to purchase; vendor agreements; sales-type leases; leveraged leases; computer leases; capital leases; private label agreements; financing agreements; or energy management contracts.

         Business Development. The Company conducts its business development efforts through its marketing staff of both employees and independent representatives which includes 64 individuals located in 14 regional offices and the Company's principal executive offices. The Company believes that one of its major strengths is its professional and dedicated sales organization and back office organization which gives it the ability to customize its programs to meet its customers' specific objectives.

         Products and Services. The information technology and communications equipment that the Company presently purchases for lease or re-sale includes:
(i) personal computers; (ii) laser printers; (iii) telecommunication controllers; (iv) tape and disk products; (v) file servers; (vi) mainframe computers; and (vii) mid-range computers. The software and services financed by the Company include off-the-shelf products and applications, database products, utilities and specific application products.


         The manufacturers and vendors of the above assets include IBM, EMC Corporation, Hewlett-Packard Company, Toshiba, Cisco, Digital Equipment Corporation, Gateway 2000, Inc., Compaq Computer Corporation, Microsoft Corporation, Amdahl Corporation, Dell Computer Corporation, HitachiData Systems Corporation, Sterling Software, Inc. and Systems & Computer Technology Corporation.


         The services and support provided by the Company include: (i) custom lease and financing payment streams and structures; (ii) asset sales and trade-ins; (iii) upgrade and add-on leasing and financing; (iv) renewal and re-marketing; (v) personalized invoicing; and (vi) asset management and reporting.

         Lease Terms and Conditions. Substantially all of the Company's lease transactions are net leases with a specified non-cancelable lease term. These noncancelable leases have a "hell-or-high-water" provision which requires the lessee to make all lease payments regardless of any lessee dissatisfaction with its equipment. A net lease requires the lessee to make the full lease payment and pay any other expenses associated with the use of equipment, such as maintenance, casualty and liability insurance, sales or use taxes and personal property taxes.

         Re-marketing. In anticipation of the expiration of the initial term of a lease, the Company initiates the re-marketing process for the related equipment. The Company's goal is to maximize revenues by: (i) re-marketing the equipment in place either by (a) re-leasing it to the initial lessee, (b) renting on a month-to-month basis or (c) selling it to the initial lessee; (ii) selling or leasing the equipment to a different customer; or (iii) selling the equipment to equipment brokers or dealers. The results of the re-marketing process significantly impact the degree of profitability of a lease transaction. Procedures and obligations of the Company and its vendors with respect to re-marketing are defined through the Company's equipment purchase and re-marketing agreements with vendors. To assist the Company in its re-marketing efforts, the Company sometimes provides incentives to vendors and their sales personnel through payment of a re-marketing fee and a sharing of residual profits where appropriate.

         The re-marketing process is intended to enable the Company to recover its equity investment in the re-marketed equipment (i.e., the purchase price of the equipment, less the debt obtained to finance the purchase of such equipment) and enables the Company to receive additional proceeds.

         Numerous factors, many of which are beyond the control of the Company, may have an impact on the Company's ability to re-lease or re-sell equipment on a timely basis. Among the factors are general market conditions, regulatory changes, variations in the supply or cost of comparable equipment and technological improvements that lead to the risk of technological obsolescence. In particular, the computer and telecommunications industries have been characterized by significant and rapid technological advances. The equipment owned and leased by the Company is subject to rapid technological obsolescence, which is typical of information technology and telecommunications equipment. Furthermore, decreases in the manufacturer's pricing for equipment may adversely affect the market value of such equipment under lease. Changes in values or systems and components may require the Company to liquidate its inventory of certain products at significant markdowns and write down the residual value of its leased assets, which may result in substantial losses. Further, the value of a particular used piece of equipment may vary greatly depending upon its condition and the degree to which any custom configuration of the equipment must be altered before reuse.

         At the inception of each FMV lease, the Company has historically estimated a residual value for the leased equipment based on the terms of the related lease and which will permit the transaction to be financed or sold by means of external, generally nonrecourse, sources. This estimate is approved by the Company's investment committee, which acts by a signature process instead of conducting formal meetings. A decrease in the market value of such equipment at a rate greater than the rate expected by the Company, whether due to rapid technological obsolescence or other factors, would adversely affect the residual values of such equipment. Consequently, there can be no assurance that the Company's estimated residual value for equipment will be realized.

PROCESS CONTROL AND ADMINISTRATIVE SYSTEMS

         The Company has developed and maintains an administration system and controls, featuring a series of checks and balances. The Company's system helps protect against entering into lease transactions that may have undesirable economics or unacceptable levels of risk, without impeding the flow of business activity or preventing its sales organization from being creative and responsive to the needs of vendors and customers.

         Due in part to the Company's strategy of focusing on a few equipment categories, the Company generally has extensive product knowledge, historical re-marketing information and experience. This knowledge assists the Company in setting and adjusting, on a timely basis, the residual values it assumes on each lease financing. Prior to the Company entering into any lease agreement, each transaction is evaluated based on the Company's pre-determined standards in each of the following areas:

         Residual Value. Residual value guidelines for the equipment leased by the Company are established and reviewed by the Company's investment review process, which also determines and reviews the residual value recorded for specific transactions. The investment review process typically acts by a signature process instead of conducting formal meetings. The investment review process approves the pricing, including residual values, for all transactions involving $100,000 or more in product value. The investment review process is conducted by the Chief Executive Officer, the Chief Operating Officer, the Credit Manager and the Treasurer of the Company.


         Structure Review. Every lease or financing transaction is reviewed by the Director of Contracts and the Treasurer of the Company in an effort to ensure that the transaction meets the minimum profit expectations of the Company and that the risks associated with any unusual aspects of the lease have been determined and factored into the economic analysis.

         Documentation Review. Once the Company commits to a lease transaction, its contract administrators initiate a process of systematically preparing and gathering relevant lease information and lease documentation. The contract administrators are also responsible for monitoring the documentation through the Company's home office documentation and review process. Every transaction into which the Company enters is reviewed by the Director of Contracts of the Company and, if necessary, the Company's outside attorneys to identify any proposed lease modifications or other contractual provisions that may introduce risks in a transaction which the Company has not anticipated.

         Credit Review. Every transaction into which the Company enters is reviewed by the Treasurer of the Company to determine whether the lease payment stream can be financed on a nonrecourse basis, or must be financed through partial or total recourse borrowing, and that the financial condition of the lessee meets the Company's credit standards.

FINANCING

         The business in which the Company is engaged is a capital intensive business. The Company's business involves both the leasing and the financing of assets. The leasing business is characterized by ownership of the assets residing with the Company or its assigns. The financing business is characterized by the beneficial ownership of assets residing with the asset user or customer. Several different types of financing, each of which is described below, are important to the conduct of the Company's leasing and financing business.

         The typical lease transaction requires both nonrecourse debt and an equity investment by the Company at the time the equipment is purchased. The typical financing transaction is dependent upon the nonrecourse financing described below. The Company's equity investment in the typical lease transaction generally ranges between 5% and 20% of the equipment cost (but sometimes ranges as high as 35%). The balance of the equipment cost, or the nonrecourse debt portion, is typically financed with a lender on a nonrecourse basis to the Company. The Company's equity investment must come from: (i) equity investments from third parties (including MLC/GATX Limited Partnership I and MLC/CLC LLC); (ii) internally generated funds; (iii) the net proceeds of the sale of its securities; or (iv) recourse borrowings. Accordingly, the Company's ability to successfully execute its business strategy and to sustain its growth is dependent, in part, on its ability to obtain each of the foregoing types of financing for both senior debt and equity investment.

         Information relating to the sources of each of such sources of financing for equipment acquisitions are as follows:

         Nonrecourse Financing. The credit standing of the Company's customers must be of such a quality as to allow the Company to finance most of its leasing or financing transactions on a nonrecourse basis. Under a nonrecourse loan, the Company borrows an amount equal to the committed lease payments under the financed lease, discounted at a fixed interest rate. The lender is entitled to receive the payments under the financed lease in repayment of the loan, and takes a security interest in the related equipment but has no recourse against the Company. The Company retains ownership of such equipment, subject to the lender's security interest. Interest rates under this type of financing are negotiated on a transaction-by-transaction basis and reflect the financial condition of the lessee, the term of the lease and the amount of the loan. As of March 31, 1998, the Company had aggregate outstanding nonrecourse borrowings of $13,027,676.


         The Company's objective is to enter into leasing or financing transactions with creditworthy customers whose credit standing will permit the Company to finance such leases with banks or other financial institutions on a nonrecourse basis to the Company. The Company's customers which do not have a credit rating of Baa or better generally are creditworthy non-rated companies that may be publicly or privately owned. The Company has had success in meeting this objective in the past, but there is no assurance that banks or other financial institutions will be willing or able to continue to finance the Company's lease transactions on a nonrecourse basis, that the Company will continue to be able to attract customers that meet the credit standards for nonrecourse financing required by the Company's financing sources or that those standards will not change in the future.

         The Company is not liable for the repayment of nonrecourse loans unless the Company breaches certain limited representations and warranties in the loan agreements. The lender assumes the credit risk of each such lease, and its only recourse, upon a default under a lease, is against the lessee and the equipment which is being leased thereunder.

         The Company's personnel in charge of the financing function are responsible for maintaining a diversified list of qualified nonrecourse debt sources so that the financing of transactions is not impaired by a lack of competitively-priced nonrecourse debt. The Company receives nonrecourse financing from many different sources, offering various terms and conditions. These debt sources include regional commercial banks, money-center banks, finance companies, insurance companies and financial intermediaries.

         Government Financing. The Company also originates tax-exempt state and local lease transactions in which the interest income is exempted from federal income taxes, and to some degree, certain state income taxes. The Company assigns its tax-exempt leases to institutional investors, banks and investment banks which can utilize tax-free income, and has a number of such entities which regularly purchase the transactions.

         Leasing Assignment Financing. Access to nonrecourse financing is also important to the Company's lease sales revenue and fee income. The Company enters into many transactions involving government leases which it immediately assigns, syndicates or sells, on a nonrecourse basis to third parties and books any gain from the transaction as sales or fee income.

         The Company plans to utilize the public debt securities market in the future to provide a portion of the nonrecourse debt it requires. The Company believes that its utilization of the public debt securities markets is likely to reduce the Company's effective interest cost for its nonrecourse debt and to provide for a more efficient financing arrangement, than is presently provided by its existing financing arrangements, to fund its nonrecourse borrowing requirements. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources."

         Equity Joint Ventures. Through MLC/CLC LLC and MLC/GATX Limited Partnership I, the Company has formal joint venture arrangements with two institutional investors which provide the equity investment financing for certain of the Company's transactions. Cargill Leasing Corporation, an unaffiliated investor which owns 95% of MLC/CLC LLC, is affiliated with Cargill, Inc., a privately held business that was reported by Forbes Magazine in December, 1997 to have sales of $56 billion, operating income of $3.2 billion and net income of $814 million for the fiscal year ended May 1997. GATX, an unaffiliated company which beneficially owns 90% of MLC/GATX Limited Partnership I, is a publicly listed company with stockholders' equity in excess of $806 million, as of June 30, 1997. These joint venture arrangements have enabled the Company to invest in a significantly greater portfolio of business than the Company's limited capital base would otherwise allow. See "Risk Factors -- Dependence on Major Relationships." MLC/GATX Limited Partnership I does not purchase any lease transactions from anyone other than the Company. MLC/CLC LLC does not purchase any lease transactions from anyone other than the Company.



         MLC/GATX Limited Partnership I and MLC/CLC LLC have, over the last three fiscal years, provided the majority of the Company's equity investment from third parties as referenced above. For fiscal years 1997 and 1998, approximately 23.6% and 38.2%, respectively, of the Company's total revenue was attributable to sales of lease transactions to MLC/GATX Limited Partnership I and to MLC/CLC LLC. However, the Company's relationship with MLC/GATX Limited Partnership I will be terminated during the second quarter of the 1999 fiscal year because the Company believes the relationship is no longer necessary. During fiscal years 1997 and 1998, revenue recognized from sales to MLC/GATX Limited Partnership I was $3.5 million and $.4 million, respectively, of the Company's total revenues.



         For fiscal year 1998, approximately $44.8 million or 37.8% of the Company's total revenue was attributable to sales of lease transactions to the MLC/CLC LLC entity. Transactions involving the use or placement of equity from these joint ventures require the consent of the relevant joint venture partner, and if financing from those sources were to be withheld or were to become unavailable, it would limit the amount of equity available to the Company and have a material adverse effect upon the Company's business, financial condition and results of operations.


         Equity Capital and Internal Financing. Occasionally the Company finances leases and related equipment internally, rather than with financing provided by lenders. These internal lease financing typically occur in cases where the financed amounts are not sufficiently large to be attractive to lenders or where the credit rating of the lessee is not acceptable to lenders. The Company also temporarily finances selected leases internally, generally for less than 90 days, until permanent outside nonrecourse financing is obtained.


         Recourse Financing. Bank Lines of Credit. The Company relies on recourse borrowing in the form of revolving lines of credit for working capital to acquire equipment to be resold in its trading operation and to acquire equipment for leases and, to a lesser extent, the Company uses recourse
financing for long term financing of leases.   As of March 31, 1998, the
Company had aggregate outstanding long-term recourse borrowings of $13,037,365, from various lenders, primarily for the long term financing of leases.



         On June 5, 1997, the Company entered into the First Union Facility, a $15,000,000 committed recourse line of credit with First Union National Bank, N.A. Borrowings under the First Union Facility, bear interest at LIBOR + 110 basis points, or, at the Company's option, prime minus one percent. On September 5, 1997, the Company entered into Amendment No. 1 dated September 5, 1997. The Amendment No. 1 increases the loan commitment from $15,000,000 to $25,000,000 and increases the amount of investment grade paper which may qualify as eligible leases from $10,000,000 to $15,000,000. In connection with the amendment, the Company made and delivered to First Union Facility a $25,000,000 note dated September 5, 1997 to replace the $15,000,000 note existing under the credit agreement No. 1. The facility was further amended by Amendment No. 2 dated December 19, 1997, which provided for participation in the line by Riggs Bank, N.A. and Bank Leumi USA, each in the amount of $5,000,000, and extended the facility to December 19, 1998. Effective June 30, 1998, Amendment No. 3 increased the facility to $35,000,000. The First Union Facility is an extension of credit to MLC Group and is guaranteed by MLC Holdings. The First Union Facility is secured by certain of the Company's assets such as chattel paper (including leases), receivables, inventory, and equipment. The availability of the line is subject to a borrowing base which consists of inventory, receivables, purchased assets, and leases. Availability under the revolving lines of credit may be limited by the asset value of equipment purchased by the Company and may be further limited by certain covenants and terms and conditions of the facilities. In the event that the Company is unable to sell the equipment or unable to finance the equipment on a permanent basis within a certain period of time, the availability of credit under the lines could be diminished or eliminated. Furthermore, in the event that receivables collateralizing the line are uncollectible, the Company would be responsible for repayment of the lines of credit. Accordingly, such a default could have a material adverse effect on the business, financial condition and results of operations of the Company, particularly if the then fair market value of the equipment is insufficient to satisfy the obligations due to the bank. There can be no assurance that the Company will be able to renew, extend or replace this credit facility and a failure to renew, extend or replace any of this facility would have a material adverse effect upon the Company's business, financial condition and results of operations.


         The First Union Facility contains covenants and restrictions including prohibitions against certain mergers or consolidations in which the Company is not the surviving entity, creation of liens against the Company's property, guarantees of obligations in excess of $10 million, use of proceeds to acquire margin stock, certain purchases of stock or assets in the event a default exists or is likely, sales, pledge or assignment of assets other than in the ordinary course of business and certain redemptions, repurchases, dividends or distributions of stock. As of the date of this Prospectus, the Company is in compliance with all applicable financial ratios and covenants under the First Union Facility.



         The Company's recently acquired subsidiaries, MLC Network Solutions and MLCI, both have separate credit sources to finance their working capital requirements for inventories and accounts receivable, which the Company has guaranteed. Their traditional business as value-added resellers of PC's and related network equipment and software products is financed through agreements known as "floor planning" financing where interest expense for the first 30 days is charged to the supplier/distributor but not the reseller. These floor plan liabilities are recorded under accounts payable as they are normally repaid within the 30-day time frame as they represent an assigned accounts payable originally generated with the supplier/distributor. If the 30-day obligation is not timely liquidated, interest is then assessed as stated contractual rates. At March 31, 1998 MLC Network Solutions has floor planning financing available of $1.35 million through Deutsche Financial, Inc. and $225,000 from IBM Credit Corporation. The outstanding balances owed to these suppliers were approximately $1.1 million and $29,160, respectively, as of March 31, 1998. MLCI has floor planning financing available of $1.5 million from FINOVA Capital Corporation, $750,000 from IBM Credit Corporation, and $100,000 from Deutsche Financial, Inc. The outstanding balances owed to these suppliers were $698,738, $104,011, and $0, respectively, as of March 31, 1998. MLCI additionally has a line of credit in place with PNC Bank, N.A. to provide an asset-based credit facility. The line has a maximum credit limit of $2.5 million and interest is based on the bank's prime rate. As of March 31, 1998, there was no balance outstanding. PC Plus, has a floor planning financing agreement with NationsCredit Distribution Finance, Inc. The line has a maximum credit limit of $6 million and carries interest at prime plus 1.5%. As of July 16, 1998, the outstanding balance was approximately

$4.9 million. There can be no assurance that the Company will be able to renew, extend or replace these credit facilities and a failure to renew, extend or replace any of these facilities would have a material adverse effect upon the Company's business, financial condition and results of operations.


         Partial Recourse Borrowing Facilities. On March 12, 1997, the Company finalized and executed documents establishing a $10 million credit facility, the "Heller Facility", with Heller Financial, Inc."", a Delaware corporation. Under the terms of the Heller Facility, a maximum amount of $10 million is available to the Company, provided, that each draw is subject to the approval of Heller. The Heller Facility is evidenced by a Loan and Security Agreement dated as of January 31, 1997"" and a First Amendment to Loan and Security Agreement"" dated as of March 12, 1997. The primary purpose of the Heller Facility is for the permanent fixed-rate discounting of rents for commercial leases of information technology assets with the Company's middle-market customers. As of March 31, 1997, no advances under the Heller Facility had been made. As of March 31, 1998, the principal balance due under the Heller Facility was approximately $1.2 million. Each advance under the facility will bear interest at an annual rate equal to the sum of the weekly average U.S. Treasury Constant Maturities for a Treasury Note having approximately an equal term as the weighted average term of the contracts subject to the advance, plus an index ranging from 1.75% to 3.00%, depending on the amount of the advance and the credit rating (if any) of the lessee. The Heller Facility contains a number of covenants binding on the Company and is a limited recourse facility, secured by a first-priority lien in the contracts and chattel paper relating to each advance, the equipment subject to such contracts, a 10% cross-collateralized first loss guarantee, and all books, records and proceeds pertaining thereto. Under the Heller Facility, Heller extends credit to MLC Group which is guaranteed by MLC Holdings. As compared to a committed line of credit, lending under the Heller Facility is in Heller's sole discretion, and is further subject to MLC Group's compliance with certain conditions and procedures. Under the Heller Facility, upon not less than 60 days' prior notice, either Heller or the Company may notify the other of its intention not to seek/provide any further financing thereunder. There can be no assurance that the Company will be able to renew, extend or replace this credit facility and a failure to renew, extend or replace any of this facility would have a material adverse effect upon the Company's business, financial condition and results of operations.


         With respect to the long-term recourse notes to finance certain leases, the availability of such recourse borrowing is dependent on both the creditworthiness of the customer, as described above under "-- Dependence on Availability of Financing -- Nonrecourse Financing," and the creditworthiness of the Company, including the Company's ability to meet certain debt-to-equity ratios often required by recourse lenders. The Company's ability to increase the amount of its recourse debt has been limited by its capital position and, prior to the Initial Public Offering, the personal guarantees and collateral provided by its stockholders. No assurances can be given that the Company will not experience difficulty in obtaining recourse debt in the future, whether because lenders change their credit standards for providing such financing, the stockholders cease to provide personal guarantees or collateral, or because the Company increases its recourse borrowing to a level where it cannot meet such debt-to-equity ratio requirements or other financial covenants. The unavailability of such recourse financing would have a material adverse effect on the ability of the Company to finance lease transactions and, thus, have a material adverse effect upon the Company's business, financial condition, results of operations, and cash flows. See "Business -- Financing."

DEFAULT AND LOSS EXPERIENCE


         Until the fiscal year ended March 31, 1998, when the Company incurred a $17,350 credit loss, the Company had not taken any write-offs due to credit losses with respect to lease transactions since inception. The Company currently has a consolidated reserve for credit losses on leases and accounts receivable of $142,097. The Company believes that its reserve for credit losses is adequate at March 31, 1998.


         One of the Company's significant equipment sales and lease customers has filed for voluntary bankruptcy protection. AHERF accounted for $8.1 million or approximately 6.8% of MLC's sales revenue in the fiscal year ended March 31, 1998. AHERF is a Pittsburgh based not-for-profit entity that owns multiple hospitals, the largest of which include Hahnemann University Hospital, St. Christopher's Hospital for Children, Medical College of Pennsylvania and Graduate Hospital, all of which are located in Philadelphia, Pennsylvania. On July 21, 1998, AHERF, and some but not all of its operating subsidiaries filed for bankruptcy and agreed to sell its eight Philadelphia-area hospitals to Vanguard Health Systems, Inc., a Tennessee based for-profit company, subject to court approval. The Company's net lease and receivables balance relating to this customer is approximately $1,700,000. The Company believes that the fair market value of the equipment may be below its current balances, and, depending on the assumption or rejection of the leases by the Bankruptcy Trustee and the creditor status and ultimate repayment schedule of other claims, upon disposal of the equipment and disposition of its claims, the Company could incur a loss with respect to its current balances. The amount and timing of such losses cannot be accurately estimated by the Company at this time due to the recent filing and unknown status of many of its claims. The Company is vigorously pursuing all available remedies in bankruptcy court, and may enter into debtor-in-possession sales and financings which have been approved by the bankruptcy court. The Company believes that as of June 30, 1998, its allowance for doubtful accounts having been increased to $673,000, is adequate to provide for any potential loss resulting from this customer.


PROPERTIES


         The Company has 14 leased office facilities with an aggregate of approximately 40,255 square feet of office space under lease. The Company's four largest offices are: its principal executive office, which is approximately 6,625 square feet, located at 11150 Sunset Hills Road, Suite 110, Reston, Virginia; MLCI's sole location, a 16,200 square foot facility, located in Pottstown, Pennsylvania; and MLC Network Solutions' two main locations in Greenville and Wilmington, North Carolina, which are 5,719 and 4,460 square feet, respectively. The other regional offices in Austin, Texas; San Diego, California; Dallas, Texas; Sacramento, California; Pittsburgh and West Chester, Pennsylvania; Atlanta, Georgia; Richmond, Virginia; and Raleigh, North Carolina, comprise a total of 7,251 square feet. As of March 31, 1998, the aggregate monthly rent under all of the Company's office leases was approximately $46,014. The Reston, Virginia office lease expires on November 19, 1998 and the Company believes it will be able to either renew its current lease or obtain other office space in the same general area.



         PC Plus has one office facility and one storage facility in Reston, Virginia, totaling 13,258 square feet of space, at a monthly rental of $16,430. The lease for its main location expires in February, 1999. The Company believes it will be able to renew its current lease or obtain other office space in the same general area.

COMPETITION

         The Company competes in the information technology and telecommunications equipment leasing and financing market with bank-affiliated lessors, captive lessors and other independent leasing or financing companies. The Company's product and market focus often limits direct competition with many of these types of companies. Bank affiliated lessors typically do not directly compete in the operating lease segment of the leasing industry. Captive leasing companies, such as IBM Credit Corporation, typically finance only their parent company's products. The Company competes directly with various independent leasing companies, such as El Camino Resources, Ltd., Comdisco, Inc., Leasing Solutions, Inc. and General Electric Capital Corporation. Many of the Company's competitors have substantially greater resources and capital and longer operating histories.


         The market for the Company's value-added reseller of PC's and related network equipment and software products and various support services is highly competitive. The Company's competitors vary in size and in the range of the products and services that they offer. Primary competitors include participants from a variety of market segments, specifically other national and regional value-added resellers of same or similar products, systems consulting and implementation firms, computer equipment manufacturers, and other information technology service providers. Many of the Company's competitors have greater financial, development, technical, marketing and sales resources than the Company. There can be no assurance that the Company will continue to provide information technology services and products demanded by the market or be able to compete successfully with existing or new competitors. An inability to compete in its market effectively would have a material adverse effect on the Company's results of operations, financial condition and business.


         The Company believes it competes on the basis of price, responsiveness to customer needs, flexibility in structuring lease transactions, relationships with its vendors and knowledge of its vendors' products. The Company has found it most effective to compete on the basis of providing a high level of customer service and by structuring custom relationships with vendors and lease transactions that meet the needs of its vendors and customers. Other important elements that affect the Company's competitiveness are the high degree of knowledge and competence of its key employees, specifically relating to information technology and telecommunications equipment and operating lease financing. Many of the Company's competitors are well established and have substantially greater financial, marketing, technical and sales support than the Company. See "Risk Factors -- Competition."

EMPLOYEES


         As of July 1, 1998, the Company had 220 employees. Of these, 62 work in the Company's principal executive office in Reston, Virginia, 49 work at MLCI from a single location in Pottstown, Pennsylvania, 62 of MLC Network Solutions and marketing personnel work out of three locations in North Carolina, 30 work at the PC Plus subsidiary in Reston, VA, and the remaining 17 work in the various regional offices of the Company. Regional offices are generally staffed with one or more account representatives who have daily contact with customers, lessees and vendors.



         The Company has assigned its employees to the following functional areas, with the number of employees in each area indicated in parentheses: administrative and operations (28); sales and marketing (64); asset management
(9); contracts (18); accounting (22); technical support (67); executive (6); finance (3); and operations (3). No employees of the Company are represented by a labor union. The Company believes that its relations with its employees are good.

LITIGATION

         The Company is not involved in any legal proceedings, and is not aware of any pending or threatened legal proceedings that would have a material adverse effect upon the Company's business, financial condition, results of operations, or cash flows.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

         The Board of Directors of the Company is divided into three classes:
(i) Class I (initial term ending after 2000 annual stockholders meeting); (ii) Class II (initial term ending after 1998 annual stockholders meeting); and
(iii) Class III (initial term ending after 1999 annual stockholders meeting). After his or her initial term, each director serves for a term ending after the third annual meeting following the annual meeting at which such director is elected and until his or her successor is elected. Each officer of the Company is chosen by the Board of Directors and holds his or her office until his or her successor shall have been duly chosen and qualified or until his or her death or until he or she shall resign or be removed as provided by the By-Laws.

         The following table sets forth the name, age and position with the Company of each person who served as an executive officer, director or significant employee as of July 15, 1998.


NAME                                  AGE         POSITION                                           CLASS
----                                  ---         --------                                           -----
Phillip G. Norton(**) . . . . . . . .  54         Chairman of the Board,
                                                  President, and Chief
                                                  Executive Officer                                   III

Thomas B. Howard, Jr. . . . . . . . .  51         Vice President; Executive
                                                  Vice President, and Chief
                                                  Operating Officer of MLC Group

Bruce M. Bowen  . . . . . . . . . . .  46         Director and Executive Vice President               III

Steven J. Mencarini . . . . . . . . .  43         Senior Vice President and
                                                  Chief Financial Officer

C. Thomas Faulders, III . . . . . . .  48         Director                                            I

Terrence O'Donnell. . . . . . . . . .  53         Director                                            II

Carl J. Rickertsen. . . . . . . . . .  38         Director                                            II

Kleyton L. Parkhurst. . . . . . . . .  35         Senior Vice President, Secretary/Treasurer

Kevin M. Norton (**)  . . . . . . . .  42         Vice President of Brokerage
                                                  Operations

William J. Slaton . . . . . . . . . .  50         Vice President of Marketing

Thomas K. McNamara. . . . . . . . . .  52         Vice President


----------------------------


(**) Phillip G. Norton and Kevin M. Norton are brothers. All references to a Mr. Norton contained herein refer to Mr. Phillip G. Norton unless otherwise indicated.

         The name and business experience during the past five years of each director, executive officer and key employee of the Company as of July 15, 1998 are described below.



         Phillip G. Norton joined the Company in March, 1993 and has served since then as its Chairman of the Board and Chief Executive Officer. Since September 1, 1996, Mr. Norton has also served as President of the Company. From October, 1990 through March, 1993, Mr. Norton was an investor and devoted the majority of his time to managing his personal investments. From October, 1992 to March, 1993, Mr. Norton served as a consultant to the Company and engaged in private investment activity. Prior to 1990, Mr. Norton was President and Chief Executive Officer of PacifiCorp Capital, Inc. (formerly Systems Leasing Corporation), a wholly-owned indirect subsidiary of PacifiCorp, Inc., an information technology leasing company and an SEC reporting entity. Mr. Norton started his leasing career as the National Sales Manager at Federal Leasing, Inc. Mr. Norton is a 1966 graduate of the U.S. Naval Academy. Phillip G. Norton and Kevin M. Norton are brothers.


         Bruce M. Bowen founded the Company in 1990 and served as its President until September 1, 1996. Since September 1, 1996, Mr. Bowen has served as a Director and Executive Vice President of the Company, and from September 1, 1996 to June 18, 1997, he also served as Chief Financial Officer. Mr. Bowen has been a director of the Company since it was formed. Prior to founding the Company, from 1986 through 1990, Mr. Bowen was Senior Vice President of PacifiCorp Capital, Inc. Prior to his tenure at PacifiCorp Capital Inc., Mr. Bowen was with Systems Leasing Corporation and Federal Leasing, Inc., where his leasing career started in 1975. Mr. Bowen is a past President of the Association of Government Leasing and Finance and currently serves as Vice-Chairman for the State and Local Public Enterprise Committee of the Information Technology Association of America. Mr. Bowen is a 1973 graduate of the University of Maryland and in 1978 received a Masters of Business Administration from the University of Maryland.


         Thomas B. Howard, Jr. joined the Company in January of 1997 as Vice President and Chief Operating Officer. Prior to joining the Company, Mr. Howard was President of Allstate Leasing, Inc., a third party lessor, from 1995 to January, 1997. Mr. Howard has spent over 20 years in the banking industry, most recently having served as President of Signet Leasing and a Senior Vice President of Signet Bank. As President of Signet Leasing, Mr. Howard directed all of the capital equipment financing and leasing products for commercial, federal and municipal accounts at the leasing company. He oversaw a staff of 60 people and effectively led the Company's growth from approximately $25 million in assets to approximately $650 million in assets in nine years, while maintaining loan loss ratios which were less than industry standards. Mr. Howard trained and motivated sales teams which greatly increased business volumes and led the leasing division through three major reorganizations in five years, and to increased profitability each year. Mr. Howard began his career at Signet in 1975 as an Assistant Vice President at Union Trust Bancorp, one of its predecessor banks. Mr. Howard, a member of the American Institute of Certified Public Accountants, is a 1970 graduate of the University of Maryland and received an MBA in Finance from Loyola College of Maryland.


         C. Thomas Faulders, III joined the Board of Directors on July 14, 1998. Mr. Faulders is currently Chairman of the Board of Axiom, Inc. (Nasdaq:
AXIM), an information services company. From 1995 to 1998, Mr. Faulders was Executive Vice President, Treasurer and Chief Financial Officer of BDM International, Inc., a prominent systems integration company which is a wholly-owned subsidiary of TRW, Inc. At BDM he was instrumental in company's successful initial public offering and secondary offering, and its sale to TRW, Inc. From 1992 to 1995, Mr. Faulders was Vice President and Chief Financial Officer of Comsat Corporation. Prior to that, Mr. Faulders was Senior Vice President, Business Marketing and Vice President, and Vice President and Treasurer of MCI Communications Corporation, and Treasurer of Satellite Business Systems. Mr. Faulders was in the U.S. Navy from 1971 to 1979. He is a 1971 graduate of the University of Virginia and has an MBA from the Wharton School of the University of Pennsylvania, Class of 1981. Mr. Faulders is a member of the Board of Directors of Intersolv, Inc. (Nasdaq: ISLI), Universal Technology and Systems, Inc., and the Ronald Reagan Institute for Emergency Medicine.

         Steven J. Mencarini joined the Company in June of 1997 as Senior Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Mencarini was Controller of the Technology Management Group of Computer Sciences Corporation ("CSC"), a New York Stock Exchange company and one of the nation's three largest information technology outsourcing organizations. At CSC, Mr. Mencarini supervised 72 people and was responsible for all financial and tax reporting, financial review of MIS systems, financial planning and approval for a $150 million capital annual budget, tax research, sales and personal property tax, asset management of owned and leased equipment, and the review and analysis of proposed work for outsourcing contracts which included costing, pricing, residual analysis, lease financing, and equipment liquidation. Mr. Mencarini joined CSC in 1991 as Director of Finance and was promoted to Controller in 1996. Prior to working at CSC, Mr. Mencarini was the Vice President-Finance of PacifiCorp Capital from 1981 to 1991, and was Senior Auditor of Deloitte, Haskins & Sells from 1979 to 1981. Mr. Mencarini is a 1976 graduate of the University of Maryland and has a Masters of Taxation from American University.




         Terrence O'Donnell joined the Company's Board of Directors in November, 1996 upon the completion of the Company's Initial Public Offering. Mr. O'Donnell is a partner with the law firm of Williams & Connolly in Washington, D.C. Mr. O'Donnell has practiced law with Williams & Connolly since 1977, with the exception of the period from 1989 through 1992 when he served as general counsel to the U.S. Department of Defense. Prior to commencing his law practice, Mr. O'Donnell served as Special Assistant to President Ford from 1974 through 1976 and as Deputy Special Assistant to President Nixon from 1972 through 1974. Mr. O'Donnell presently also serves as a director of IGI, Inc., a Nasdaq National Market Company which manufactures and markets a broad range of animal health products used in poultry production and pet care. IGI also markets cosmetics, consumer products and human pharmaceuticals. Mr. O'Donnell is a 1966 graduate of the U.S. Air Force Academy, and in 1971, received a Juris Doctor from Georgetown University Law Center.

         Carl J. Rickertsen joined the Company's Board of Directors in November, 1996 upon the completion of the Company's Initial Public Offering. Mr. Rickertsen is a partner in Thayer Capital Partners, a $364 million institutional private equity fund based in Washington, D.C. Mr. Rickertsen has been with Thayer Capital Partners since September, 1994. Prior to his tenure at Thayer Capital Partners, Mr. Rickertsen acted as a private financial consultant from 1993 through 1994 and was a partner of Hancock Park Associates, a private equity investment firm, from 1989 through 1993. Prior to that, Mr. Rickertsen was associated with Brentwood Associates from 1987 through 1989 and was a Financial Analyst with Morgan Stanley & Co., Incorporated from 1983 through 1985. Mr. Rickertsen is a 1983 graduate of Stanford University and, in 1987, received a Masters of Business Administration from Harvard Business School.


         Kleyton L. Parkhurst joined the Company in May, 1991 as Director of Finance and, since September 1, 1996, has served as Secretary and Treasurer of the Company. In July, 1998 Mr. Parkhurst was made Senior Vice President, for Corporate Development. Mr. Parkhurst is responsible for all of the Company's financing activities, credit review, and manages the Company's bank facilities. Mr. Parkhurst has syndication expertise in commercial nonrecourse debt, federal government leases, state and local taxable and tax-exempt leases, and computer lease equity placements. From 1988 through 1991, Mr. Parkhurst was an Assistant Vice President of PacifiCorp Capital, Inc. Mr. Parkhurst is a 1985 graduate of Middlebury College.




         Kevin M. Norton joined the Company in 1991 and has served since then as Vice President of Brokerage Operations. Mr. Norton is responsible for all of the Company's equipment brokerage activities. He has a wide variety of equipment experience including mainframes and peripheral equipment. Prior to joining the Company, he was employed in a similar capacity with PacifiCorp Capital, Inc. Mr. Norton is a 1979 graduate of the University of North Carolina. Kevin M. Norton, Phillip G. Norton and Patrick J. Norton, Jr. are brothers.

         William J. Slaton joined the Company in 1991 and has served since then as Vice President of Marketing. His primary responsibility is the management of the Company's marketing of its public sector finance products. From 1986 through 1991 and from 1980 through 1986, Mr. Slaton held various marketing positions, specializing in technology financing for local and state government agencies, with PacifiCorp Capital, Inc. and Systems Leasing Corporation, respectively. From 1969 through 1977, Mr. Slaton held various marketing positions with IBM, also focusing on state and local government customers in Texas and California. Mr. Slaton is a 1969 graduate of the University of Texas at Austin.

         Thomas K. McNamara joined the Company in 1994 upon the acquisition by the Company of the business assets of Pilot Associates and serves as Vice President and Regional Manager of the Pilot Associates division. In 1989, Mr. McNamara co-founded and was responsible for sales at Pilot Associates. Prior to founding Pilot Associates, Mr. McNamara served as Sales Representative with Memorex Corporation from 1974 through 1989. Mr. McNamara was also previously with Computer Communication, Inc., from 1970 through 1974 and with Philco Ford, Inc. from 1966 through 1970. Mr. McNamara is a 1966 graduate of the Philco Technical Institute.

         There are no material proceedings to which any director, officer of affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMMITTEES AND MEETINGS

         Audit Committee.   The audit committee of the Board of Directors (the
"Audit Committee") is responsible for making recommendations to the Board concerning the engagement of independent public accountants, monitoring and reviewing the quality and activities of the Company's external audit functions and monitoring the adequacy of the Company's operating and internal controls as reported by management and the external auditors. The members of the Audit Committee are Terrence O'Donnell and Carl J. Rickertsen.


         Compensation Committee.   The compensation committee of the Board of
Directors (the "Compensation Committee") is responsible for reviewing the salaries, benefits and other compensation, excluding stock based compensation, of Mr. Norton and Mr. Bowen and will make recommendations to the Board based on its review. The members of the Compensation Committee are Terrence O'Donnell, and Carl J. Rickertsen. Mr. Norton and Mr. Bowen, as directors, will not vote on any matters affecting their personal compensation. Mr. Bowen and Mr. Norton will be responsible for reviewing and establishing salaries, benefits and other compensation for other directors and all other employees

         Stock Incentive Committee. The stock incentive committee of the Board of Directors (the "Stock Incentive Committee") is authorized to award stock, and various stock options and rights and other stock based compensation grants under the Company's Master Stock Incentive Plan (formerly the 1996 Stock Incentive Plan prior to an amendment and restatement effective May 14, 1997) and its component plans, which include the Amended and Restated Incentive Stock Option Plan (formerly the 1996 Incentive Stock Option Plan prior to an amendment and restatement effective May 14, 1997), the Amended and Restated Outside Director Stock Option Plan (formerly the 1996 Outside Director Stock Option Plan prior to an amendment and restatement effective May 14, 1997), the Amended and Restated Nonqualified Stock Option Plan (formerly the 1996 Nonqualified Stock Option Plan prior to an amendment and restatement effective May 14, 1997), and the Employee Stock Purchase Plan (approved by the stockholders in September, 1997, and was activated in April, 1998). See "Executive Compensation -- 1996 Stock Incentive Plan." The members of the Stock Incentive Committee presently are Phillip G. Norton and Bruce M. Bowen.
Except for options granted to Mr. Norton and Mr. Bowen under the employment agreements, formula plan grants to the outside directors under the Amended and Restated Outside Director Stock Option Plan and grants that are approved by a majority of the disinterested members of the Board of Directors, no member of the Stock Incentive Committee is eligible to receive grants under the Stock Incentive Plan.


         The Company has no nominating committee or any committee serving a similar function.

DIRECTOR COMPENSATION

         Directors who are also employees of the Company do not currently receive any compensation or other services as members of the Board of Directors. Prior to May 14, 1997, the outside directors were paid $500 per meeting. On May 14, 1997, the Board of Directors adopted a revised outside director compensation program which provides for each outside director to receive a $10,000 annual retainer, and $500 for each special committee meeting. The $500 fee for regular Board meetings was terminated. All directors will be reimbursed for their out-of-pocket expenses incurred to attend board or committee meetings. The Company has adopted the Amended and Restated Outside Director Stock Option Plan (formerly the 1996 Outside Director Stock Option Plan prior to an amendment and restatement effective May 14, 1997), which provides for the award and exercise of certain options to nonemployee directors on a formula basis based upon length of service. In November, 1996, under the 1996 Outside Director Stock Option Plan, the Company granted options to its nonemployee directors to purchase an aggregate of 30,000 shares of Common Stock at an exercise price equal to $8.75 per share, 50% of which may be exercised after the first year of service and the remaining 50% of which may be exercised after the second year of service, provided they continue to serve as directors. The Amended and Restated Outside Director Stock Option Plan made the options granted in November, 1996 immediately exercisable and also provides for the grant of options for 10,000 shares of Common Stock to each nonemployee director on the anniversary of each year of service as a director at an exercise price equal to the market price as of the date of grant, with each option being subject to a one-year vesting requirement. See "-- Executive Compensation and Other Information -- Master Stock Incentive Plan" for a description of option grants to nonemployee directors.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

         Summary Compensation Table. The following table provides certain summary information concerning the compensation earned, for services rendered in all capacities to the Company, by the Company's Chief Executive Officer and certain other executive officers (together with the Chief Executive

Officer, the "Named Executive Officers") of the Company for the fiscal year ended March 31, 1998. Certain columns have been omitted from this summary compensation table as they are not applicable.


                                                                Annual Compensation
                                            ----------------------------------------------------------------
                                                                 Annual       All Other
   Name and Principal Position       Year    Bonus Salary    Commission    Compensation      Compensation
----------------------------------  ------  --------------  ------------  ----------------  ----------------

Phillip G. Norton                    1998      $200,000       $            $    348          $       --
  Chairman, Chief Executive          1997        67,265            --           348              90,000(1)
  Officer and President              1996           984            --            --             120,000(1)


Bruce M. Bowen                       1998       160,000            --         1,500(2)               --
  Director, Chief Financial          1997       130,000        10,000        12,729(2)(3)            --
  Officer, Executive Vice            1996       120,000        40,000        13,206(2)(3)         1,000(4)
  President

Kevin M. Norton                      1998       135,000       183,421         1,500(2)               --
  Vice President of                  1997        30,000(5)    249,015         1,500(2)               --
  Brokerage Operations               1996            --       347,023         3,087(2)               --


Kleyton L. Parkhurst                 1998       140,000            --         1,500(2)               --
  Senior Vice President,             1997        40,000(5)    117,567         1,500(2)               --
  Secretary/Treasurer                1996            --       169,352         1,356(2)               --

Thomas B. Howard, Jr.                1998       145,000            --            --                  --
Chief Operating Officer, Executive   1997        27,083(6)         --            --                  --
Vice President                       1996            --            --            --                  --


Steven J. Mencarini                  1998        97,596(6)         --            --                  --
Chief Financial Officer, Senior      1997            --            --            --                  --
Vice President                       1996            --            --            --                  --


Thomas K. McNamara                   1998        42,000       271,085             0                  --
  Vice President                     1997        42,000       351,781         1,109                  --
                                     1996        42,000        98,257         3,234(2)               --



-------------------------

(1) Represents guarantee fees paid to Mr. Norton's spouse, Patricia Norton. See "Certain Transactions -- Guarantee Fees."

(2)      Employer 401(k) plan match.

(3) Includes $11,229 in fiscal year 1997 and $10,000 in fiscal year 1996, of interest paid on loans by Mr. Bowen to the Company; the balance represents employer 401(k) plan match amounts.

(4)      Represents the personal use of the Company's country club membership.


(5) Until December 1, 1996 Kevin M. Norton and Kleyton L. Parkhurst were paid on a commission basis and thereafter, pursuant to their employment agreements, received base salaries, bonus plus commission. See "-- Compensation Arrangements and Employment Agreements."


(6) Mr. Howard commenced employment in January 1997. See "-- Compensation Arrangements and Employment Agreements." Mr. Mencarini commenced employment in June 1997. See "-- Compensation Arrangements and Employment Agreements."

OPTION GRANTS IN LAST FISCAL YEAR


         The following table sets forth certain information with respect to options granted during the last fiscal year ended March 31, 1998 to the Named Executive Officers in the above Summary Compensation Table.





                                           Percent of                                         Potential Realizable Value at
                            Number of         Total                                         Assumed Annual Rates of Stock Price
                           Securities     Options/SARS                                            Appreciation for Option
                           Underlying      Granted to        Exercise or                                Term (6)
                          Options/SARS    Employees in       Base Price     Expiration     ------------------------------------
        Name              Granted (#)    Fiscal Year(5)        ($/Sh)          Date                5%             10%
----------------------  --------------- ---------------    --------------  ------------    ----------------   -----------------

Phillip G. Norton          25,000 (1)          9.0%           $12.65         02/05/2003         $50,681         $146,772
Bruce M. Bowen             15,000 (1)          5.4             11.50         02/05/2008         108,484          274,921
Kevin M. Norton              --                 --                --                 --              --               --
Kleyton L. Parkhurst       10,000 (2)          3.6             11.50         02/05/2008          72,323          183,280
Thomas B. Howard, Jr.      30,000 (3)         10.8             10.75         04/25/2007         202,819          513,982
                            2,500 (2)          0.9             11.50         02/05/2008          18,081           45,820
Steven J. Mencarini        16,200 (3)          5.8             12.75         06/19/2007         129,898          329,188
                            5,100 (4)          1.8             13.25         09/08/2007          42,498          107,697
                            9,400 (4)          3.4             12.25         12/03/2007          72,417          183,519
                            5,000 (2)          1.8             11.50         02/05/2008          36,161           91,640
Thomas K. McNamara           --                 --                --                 --              --               --


----------------------------------


(1) The options were granted to Mr. Norton and Mr. Bowen on February 5, 1998 in lieu of receiving a fiscal year end bonus. The options granted to Mr. Norton were under the Incentive Stock Option Plan, a component of the Company's Stock Incentive Plan, and are exercisable in four annual installments beginning one year after date of grant. The options granted to Mr. Bowen were under the NonQualified Stock Option Plan, a component of the Company's Master Stock Option Plan, and are exercisable in three annual installments beginning one year after date of grant.



(2) The options were granted to Mr. Parkhurst, Mr. Howard and Mr. Mencarini on February 5, 1998. These options were issued under the Incentive Stock Option Plan, a component of the Company's Master Stock Incentive Plan and are exerciseable in three annual installments beginning one year after date of grant.



(3) The options were granted to Mr. Howard on April 25, 1997 and Mr. Mencarini on June 19, 1997 in connection with their employment. The options were granted under the Incentive Stock Option Plan, a component plan of the Company's Stock Incentive Program. These options become exercisable in five annual installments beginning one year after grant.



(4) The options were granted to Mr. Mencarini on September 3, 1997 and December 3, 1997, under the Incentive Stock Option Plan, a component plan of the Company's Stock Incentive Program. These options become exercisable in five annual installments beginning one year after grant.



(5) Based on an aggregate of 277,200 shares granted during fiscal 1998 to certain employees of the Company.



(6) Potential realizable value is calculated based on an assumption that the price of the Company's Common Stock will appreciate at the assumed annual rates shown (5% and 10%), compounded annually, from the date of grant of the option until the end of the option term (10 years) and (5 years for Phillip G. Norton) The 5% and 10% assumed rates of appreciation are required by the rules of the SEC and do not represent the Company's estimate of future market prices of the Common Stock.



AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR (MARCH 31, 1998) AND FISCAL YEAR-END (MARCH 31, 1998) OPTION/SAR VALUES



         The following table sets forth certain information with respect to options exercised during the Company's fiscal year ended March 31, 1998 by the Named Executive Officers in the Summary Compensation Table, and with respect to unexercised options held by such persons at the end of fiscal year 1998.

                                                         Number of Securities       Value of Unexercised in the
                              Shares                   Underlying Unexercised         Money Options/SARS at
                             Acquired                Options/SARS at FY-End (#)          FY-End ($)(1)
                                On         Value    ----------------------------   ----------------------------
       Name                  Exercise     Realized   Exercisable  Unexercisable     Exercisable  Unexercisable
-----------------------    ------------  ---------- ------------- --------------   ------------  --------------

 Phillip G. Norton              --           --         65,000       90,000           325,000       352,500
 Bruce M. Bowen                 --           --          7,500       22,500            37,500        71,250
 Kevin M. Norton                --           --             --           --                --            --
 Kleyton L. Parkhurst           --           --         50,000       60,000           367,500       390,000
 Thomas B. Howard, Jr.          --           --             --       32,500                --        95,625
 Steven J. Mencarini            --           --             --       35,700                --        44,100
 Thomas K. McNamara             --           --          2,000        8,000             8,000        32,000


----------------------


(1) Based on a closing bid price of $13.75 per share as of the close of business on March 31, 1998.




         Compensation Arrangements and Employment Agreements. The Company has entered into employment agreements with Phillip G. Norton, Bruce M. Bowen, Kleyton L. Parkhurst and William J. Slaton, each effective as of September 1, 1996, with Thomas B. Howard, Jr. effective as of April 1, 1997, with Steven J. Mencarini effective as of June 18, 1997, with William G. Garner, effective as of July 24, 1997, and with Vincent W. Marino effective as of September 29, 1997. Each employment agreement, except for William G. Garner's who had a one-year term, provides for an initial term of three years, and is subject to an automatic one-year renewal at the expiration thereof unless the Company or the employee provides notice of an intention not to renew at least three months prior to expiration. Under each employment agreement, the employee is entitled to receive an annual base salary ($200,000 in the case of Phillip G. Norton; $150,000 in the case of Bruce M. Bowen; $150,000 in the case of Vincent W. Marino; $120,000 in the case of Kleyton L. Parkhurst and William J. Slaton; $125,000 in the case of Thomas B. Howard, Jr. and Steven J. Mencarini; and $36,000 for William G. Garner who is under a part time requirement) and are eligible for commissions or performance bonuses. The performance bonus for Phillip G. Norton for each fiscal year is equal to 5% of the increase in the Company's net income before taxes over net income before taxes for the preceding fiscal year, not to exceed $150,000 for any fiscal year. The performance bonus for Bruce M. Bowen for each fiscal year is equal to 5% of the increase in the Company's net income before taxes over net income before taxes for the preceding fiscal year, not to exceed $100,000 for any fiscal year. The performance bonus for Kleyton L. Parkhurst, William J. Slaton, Thomas B. Howard, Jr. and Steven J. Mencarini are paid based upon performance criteria established by Phillip G. Norton and Bruce M. Bowen, not to exceed $80,000 each per fiscal year as to Kleyton L. Parkhurst and William Slaton, not to exceed $100,000 for Thomas B. Howard, Jr. and not to exceed $25,000 for Steven J. Mencarini. Thomas K. McNamara is compensated pursuant to the Company's commission program which is generally based on the profitability of business produced. Vincent W. Marino and William G. Garner are eligible for annual discretionary bonuses determined by the Chief Executive Officer or the Board of Directors.


         Under the employment agreements, each receives certain other benefits including medical, insurance, death and long term disability benefits, 401(k), and reimbursement of employment related expenses. Mr. Bowen's country club dues are paid by the Company. The employment agreements of Messrs. Norton, Bowen, Slaton, Howard and Mencarini contain a covenant not to compete on the part of each, whereby in the event of a voluntary termination of employment, upon expiration of the term of the agreement or upon the termination of employment by the Company for cause, each are subject to restrictions upon acquiring, consulting with or otherwise engaging in or assisting in the providing of capital needs for competing business activities or entities within the United States for a period of one year after the date of such termination or expiration of the term of the employment agreement. Both Mr. Marino and Mr. Garner have 24 month non-competition and non-solicitation clauses in their employment agreements following termination of employment for any reason.


         Under his employment agreement, Phillip G. Norton was granted options to acquire 130,000 shares of Common Stock at a price per share equal to $8.75 per share. These options have a ten year term, and became exercisable and vested 25% on November 20, 1996, and the balance will be exercisable and vest in 25% increments over two years on November 20, 1998 and November 20, 1999, respectively, subject to acceleration upon certain conditions.



         Under his employment agreement, Bruce M. Bowen was granted options to acquire 15,000 shares of Common Stock at a price equal to $8.75 per share. These options have a ten year term, and became exercisable and vested 25% on November 20, 1996 and 25% on November 20, 1997, and the balance will be exercisable and vest in 25% increments over two years on November 20, 1998 and November 20, 1999, respectively, subject to acceleration upon certain conditions.



         Under his employment agreement, Kleyton L. Parkhurst was granted options to acquire 100,000 shares of Common Stock at a price per share equal to $6.40 per share. These options have a ten year term, and became exercisable and vested 25% on November 20, 1996, and 25% on November 20, 1997, and the balance will be exercisable and vest in 25% increments over two years on November 20, 1998, and November 20, 1999, respectively, subject to acceleration upon certain conditions.


         In connection with his employment, Thomas B. Howard, Jr. was granted incentive stock options to acquire 30,000 shares of Common Stock at a price equal to $11.00 per share. See "-- Executive Compensation and Other Information -- Master Stock Incentive Plan." These options have a ten year term, and will be exercisable and vest 20% at the end of each year of service, and are subject to acceleration upon certain conditions.


         In connection with his employment, Steven J. Mencarini was granted incentive stock options to acquire 16,200 shares of Common Stock at a price equal to $12.75 per share. See "-- Executive Compensation and Other Information -- Master Stock Incentive Plan." These options have a ten year term, and will be exercisable and vest 20% at the end of each year of service, and are subject to acceleration upon certain conditions.


         The Company maintains key-man life insurance on Mr. Norton in the amount of $10 million and on Mr. Bowen in the amount of $1 million. The Company maintains key-man life insurance on Mr. Norton in the form of two separate policies, one with the Prudential Life Insurance Company and the second with TransAmerica Life Co., each in the amount of $5 million and on Mr. Bowen with CNA Insurance Company in the amount of $1 million.


         Master Stock Incentive Plan. The Company has established a stock incentive program (the "Master Stock Incentive Plan") (formerly the 1996 Stock Incentive Plan prior to amendment and restatement effective May 14, 1997 which has been adopted by the Board of Directors and was ratified by stockholders at the annual stockholder meeting on September 30, 1997) to provide an opportunity for directors, executive officers, independent contractors, key employees, and other employees of the Company to participate in the ownership of the Company. The Master Stock Incentive Plan provides for the award to eligible directors, employees, and independent contractors of the Company, of a broad variety of stock-based compensation alternatives under a series of component plans. These component plans include tax advantaged incentive stock options for employees under the Incentive Stock Option Plan (formerly the 1996 Incentive Stock Option Plan prior to amendment and restatement effective May 14, 1997), formula length of service based nonqualified options to nonemployee directors under the Outside Director Stock Plan (formerly the 1996 Outside Director Stock Option Plan prior to amendment and restatement effective May 14, 1997), nonqualified stock options under the Nonqualified Stock Option Plan (formerly the 1996 Nonqualified Stock Option Plan prior to amendment and restatement effective May 14, 1997), a program for employee purchase of Common Stock of the Company at 85% of fair market value under a tax advantaged Employee Stock Purchase Plan (approved by the Board of Directors and ratified at the annual stockholder meeting on September 30,
1997), as well as other restrictive stock and performance based stock awards and programs which may be established by the Board of Directors. (The above-described amendments effective May 14, 1997 are hereinafter collectively referred to as the "May 14, 1997 Amendments.") Prior to the May 14, 1997 Amendments which were ratified by stockholders in September, 1997, the Company had reserved a total of 155,000 shares of Common Stock (subsequently increased as described below) for issuance upon exercise of options under: (i) the 1996 Incentive Stock Option Plan (under which options for an aggregate of 265,000 shares were granted through March 31, 1998; (ii) the 1996 Outside Director Stock Plan (under which options for an aggregate of 75,000 shares of Common Stock were reserved for grant under a formula plan based upon length of service, which reserved number was reduced to 30,000 shares which were transferred to the Incentive Stock Option Plan by the Board of Directors on May 14, 1997, and under which options for 30,000 shares of Common Stock were granted on November 20, 1996 and, November 20, 1997, respectively, and which there are 50,000 option shares outstanding at March 31, 1998); and (iii) the 1996 Nonqualified Stock Option Plan (under which options for an aggregate of 5,000 shares of Common Stock were granted on January 8, 1997). The May 14, 1997 Amendments increase the aggregate number of shares reserved for grant under all plans which are a part of the Master Stock Incentive Plan to a floating number equal to 20% of the issued and outstanding stock of the Company (after giving effect to pro forma assumed exercise of all outstanding options and purchase rights). The number that may be subject to options granted under the Incentive Stock Option Plan is also further capped at a maximum of 4,000,000 shares to comply with IRS requirements for a specified maximum. As of March 31, 1998, based on 6,071,305 shares outstanding and 611,900 shares of Common Stock for which options have been granted, this 20% number would be 1,310,691 shares.

         The Stock Incentive Plan is administered by the Stock Incentive Committee, which is authorized to select from among the eligible participants the individuals to whom options, restricted stock purchase rights and performance awards are to be granted and to determine the number of shares to be subject thereto and the terms and conditions thereof. The Stock Incentive Committee is also authorized to adopt, amend and rescind the rules relating to the administration of the Stock Incentive Plan. Except for grants that are approved by a majority of the Company's Board of Directors, no member of the Stock Incentive Committee is eligible to participate in future grants of options in the Stock Incentive Plan.

         Incentive stock options issued under the 1996 Incentive Stock Option Plan are designed to comply with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and are subject to restrictions contained in the Code, including a requirement that exercise prices be equal to at least 100% of fair market value of the shares of Common Stock on the grant date and a ten-year restriction on the option term. The incentive stock options may be subsequently modified to disqualify them from treatment as incentive stock options. Under the Stock Incentive Plan and the Code, non-employee directors are not permitted to receive incentive stock options.

         Nonqualified stock options issued under the Stock Incentive Plan may be granted to directors, officers, independent contractors and employees and will provide for the right to purchase shares of Common Stock at a specified price which may be less than fair market value on the date of grant, and usually will become exercisable in installments after the grant date. Nonqualified stock options may be granted for any reasonable term.


         Under the Outside Director Stock Option Plan, each of the three nonemployee directors were granted options, on November 20, 1996, to purchase an aggregate of 30,000 shares of Common Stock, which, as amended, became immediately exercisable in May, 1997 and were granted options to purchase an aggregate of 30,000 shares as of November 20, 1997. The Outside Director Stock Option Plan also provides for the grant of options for 10,000 shares to each nonemployee director (30,000 annually in the aggregate) on each anniversary of service, at an exercise price equal to the market price as of the date of grant, with each option being exercisable on the first anniversary of grant.


         In May, 1997, the Board of Directors adopted a resolution to approve an Employee Stock Purchase Plan which was ratified by the stockholders at the annual meeting on September 30, 1997. Under the plan, employees will be eligible to purchase up to the lesser of ten percent of their total compensation or $5,000 of stock each six month period, subject to a $10,000 annual maximum, by purchasing the shares at the end of the quarter at a price equal to 85% of the lesser of (a) the Fair Market Value of a share of Common Stock on the first day of the six month period (or such other offering period as the Board may adopt) or (b) the Fair Market Value of a share of Stock on the last day of the six month period (or such other offering period as the Board may adopt). As a part of the Employee Stock Purchase Plan employees will participate via payroll withholding.


         Compensation Committee Interlocks and Insider Participation. For the year ended March 31, 1998, all decisions regarding executive compensation were made by the Compensation Committee when applicable or by Mr. Norton as President. None of the executive officers of the Company currently serves on the Compensation Committee of another entity or any other committee of the board of directors of another entity performing similar functions. For a description of transactions between the Company and Mr. Bowen, see "Certain Transactions."


LIMITATION OF LIABILITY AND INDEMNIFICATION

         Indemnification Agreements. The Company has entered into separate but identical indemnification agreements (the "Indemnification Agreements") with each director and executive officer of the Company and expects to enter into Indemnification Agreements with persons who become directors or executive officers in the future. The Indemnification Agreements provide that the Company will indemnify the director or officer (the "Indemnitee") against any expenses or liabilities in connection with any proceeding in which such Indemnitee may be involved as a party or otherwise, by reason of the fact that such Indemnitee is or was a director or officer of the Company or by reason of any action taken by or omitted to be taken by such Indemnitee while acting as an officer or director of the Company, provided that such indemnity shall only apply if (i) the Indemnitee was acting in good faith and in a manner the Indemnitee reasonably believed to be in the best interests of the Company, and, with respect to any criminal action, had no reasonable cause to believe the Indemnitee's conduct was unlawful, (ii) the claim was not made to recover profits made by such indemnitee in violation of Section 16(b) of the Exchange Act, or any successor statute, (iii) the claim was not initiated by the Indemnitee, or (iv) the claim was not covered by applicable insurance, or (v) the claim was not for an act or omission of a director of the Company from which a director may not be relieved of liability under Section 103(b)(7) of the DGCL. Each Indemnitee has undertaken to repay the Company for any costs or expenses paid by the Company if it shall ultimately be determined that such Indemnitee is not entitled to indemnification under the Indemnification Agreements.

         Provisions of Certificate of Incorporation. As allowed by the DGCL, the Company's Certificate of Incorporation provides for the limitation of the liability of the directors of the Company for monetary damages to the fullest extent permissible under Delaware law. This is intended to limit the personal liability of a director to monetary damages incurred in an action brought by or in the right of the Company for breach of a director's duties to the Company or its stockholders: (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (ii) for any breach of the director's duty of loyalty to the Company or its stockholders; (iii) for any transaction from which a director has derived an improper personal benefit; and
(iv) as expressly imposed by statute, for approval of certain improper distributions to stockholders or the wasting of Company assets.

         Bylaws. The Company's Bylaws also permit the Company to indemnify its officers and directors to the fullest extent permitted by law.

         Directors and Officers Insurance. The Company has bound directors and officers liability and company reimbursement insurance pursuant to a policy in effect (the "D&O Policy") with the Genesis Insurance Company ("Genesis"), a wholly-owned subsidiary of the American International Group. Pursuant to the D&O Policy, Genesis will pay, on behalf of directors and officers of the Company, certain losses ("Losses") incurred as a result of a wrongful act (a "Wrongful Act") by such persons, for which they are not indemnified by the Company. In addition, Genesis will reimburse the Company for Losses over $100,000 incurred as a result of the Company's indemnification of an officer or director in connection with a Wrongful Act. The D&O Policy provides that Genesis' aggregate liability to the Company with respect to a single policy year shall not exceed $3 million and is subject to customary exclusions.


                              CERTAIN TRANSACTIONS



GUARANTEES OF FIRST UNION FACILITY

         Through June 10, 1997, the First Union Facility was guaranteed by Phillip G. Norton, Patricia A. Norton, Bruce M. Bowen, Elizabeth D. Bowen, William J. Slaton, Kevin M. Norton and Patrick J. Norton, each of whom is a beneficial owner of Common Stock. In addition, the facility was secured by cash and securities having a value of approximately $1.2 million, pledged as collateral by Patricia A. Norton, as trustee for the Phillip G. Norton Jr. Trust, the Andrew L. Norton Trust and the Jeremiah O. Norton Trust. Upon termination of the facility on June 10, 1997, all stockholders' personal guarantees were removed and collateral pledges released. See "Business -- Financing."




NEW ENERGY LEASING CORPORATION OBLIGATIONS


         The Company is a party to an agreement entered into in 1994 with New Energy Leasing Corporation ("New Energy"), of which Bruce M. Bowen is a 45% stockholder. Under that arrangement, the Company has sold leases to New Energy under which the Company remains obligated to manage the lease and to provide remarketing or asset disposition services upon expiration or other termination of the lease. The Company recognized revenue for such transactions of approximately $1.3 million for the year ended March 31, 1996, and the basis of the equipment sold was approximately $1.3 million. During the years ended March 31, 1997 and March 31, 1998, the Company received remarketing fees from New Energy in the amount of $224,126 and $216,828, respectively. New Energy is entitled to the first $75,000 of proceeds from any remarketing or sale of the assets, with the Company being entitled to 90% of any proceeds above that amount. This agreement and the lease transactions to which it relates are slated to expire in 1999. The Company does not intend to enter into any further lease sale transactions with New Energy.

UNITED FEDERAL OBLIGATIONS

         Marcella A. Dilworth and Donna O'Hear, sister-in-law of Phillip G. Norton, two of the Company's employees, own 51% and 49% respectively of United Federal Leasing, Inc. (formerly MLC Federal, Inc.), a woman-owned small business which was purchased from the Company in 1992. The Company and United Federal have entered into a Servicing Agreement which sets forth cost and profit sharing and reimbursement for transactions which are jointly originated, serviced, or financed by United Federal and/or the Company. The Company expects to continue this relationship to originate various federal government contracts and financing arrangements. In July, 1997, Marcella Dilworth gave notice of her resignation from the Company but may continue to work with the Company as an outside contractor.


         As of March 31, 1996, 1997, and 1998, $152,606, $72,000, and $85,000,
respectively, was receivable from United Federal, the payment of which is unlikely. As of March 31, 1997, the Company fully reserved for the receivable from United Federal.





ADVANCES AND LOANS TO EMPLOYEES AND STOCKHOLDERS


         The Company has in the past provided loans and advances to employees and certain stockholders. Such balances are to be repaid from personal funds or commissions earned by the employees/stockholders on successful sales or financing arrangements obtained on behalf of the Company. Loans and advances totaled $77,664, $70,612, and $53,582 for March 31, 1996, March 31, 1997, and
March 31, 1998, respectively.


LOANS TO STOCKHOLDERS

         In 1994, the Company loaned $40,000 to Kevin M. Norton, an officer and a stockholder of the Company, pursuant to a promissory note dated February 15, 1994 bearing interest at 8% per annum and due July 31, 1995. Kevin M. Norton paid interest of $2,048 and $382 during fiscal years 1995 and 1996, respectively, and made principal repayments of $25,505 and $14,495 during fiscal years 1995 and 1996, respectively. The Company's $40,000 loan to Kevin
M. Norton was repaid in full during fiscal year 1996.

         In 1995, the Company loaned $74,115 to William J. Slaton, an officer and a stockholder of the Company, pursuant to a promissory note dated January 5, 1995 bearing no interest and due on demand. Mr. Slaton repaid this note in full in 1995.


         In 1995, the Company loaned $54,000 to Patrick J. Norton, a stockholder of the Company, pursuant to a promissory note dated November 17, 1995, bearing interest at 8% per annum. Patrick J. Norton paid interest of $1,608 and made principal repayments of $8,392 during fiscal year 1996 and interest of $3,193 and principal payments of $14,507 during fiscal year 1997. The Company's loan to Patrick J. Norton had balances of $33,657 and $31,101, as of March 31, 1998 and 1997, respectively.

REIMBURSEMENT OF CERTAIN EXPENSES


         The Company is reimbursed for certain general and administrative expenses by a company owned, in part, by Mr. Garner, President, MLC Network Solutions, a subsidiary of the Company. The reimbursements totaled $128,310, $176,075 and $81,119 for the years ended March 31, 1996, 1997 and 1998. The
Company leases certain office space from Tidewater Lube Ventures which is owned, in part, by Mr. Garner. During the years ended March 31, 1996, 1997, and 1998, rent expense paid to these related parties was $132,111, $124,222 and $306,479, respectively.


INDEMNIFICATION AGREEMENTS

         Prior to the completion of the Initial Public Offering, the Company entered into separate but identical indemnification agreements (the "Indemnification Agreements") with each director and executive officer of the Company and expects to enter into Indemnification Agreements with persons who become directors or executive officers in the future. The Indemnification Agreements provide that the Company will indemnify the director or officer (the "Indemnitee") against any expenses or liabilities in connection with any proceeding in which such Indemnitee may be involved as a party or otherwise, by reason of the fact that such Indemnitee is or was a director or officer of the Corporation or by reason of any action taken by or omitted to be taken by such Indemnitee while acting as an officer or director of the Corporation, provided that such indemnity shall only apply if (i) the Indemnitee was acting in good faith and in a manner the Indemnitee reasonably believed to be in the best interests of the Corporation, and, with respect to any criminal action, had no reasonable cause to believe the Indemnitee's conduct was unlawful, (ii) the claim was not made to recover profits made by such indemnitee in violation of
Section 16(b) of the Exchange Act, or any successor statute, (iii) the claim was not initiated by the Indemnitee, or (iv) the claim was not covered by applicable insurance, or (v) the claim was not for an act or omission of a director of the Company from which a director may not be relieved of liability under Section 103(b)(7) of the DGCL. Each Indemnitee has undertaken to repay the Company for any costs or expenses paid by the Company if it shall ultimately be determined that such Indemnitee is not entitled to indemnification under the Indemnification Agreements. For more information on director and officer liability, see "Management -- Limitation of Liability and Indemnification."

FUTURE TRANSACTIONS


         The Company has adopted a policy requiring that all material transactions between the Company and its officers, directors or other affiliates must (i) be approved by a majority of the disinterested members of the Board of Directors of the Company, and (ii) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.



                             PRINCIPAL STOCKHOLDERS

GENERAL


         The following table sets forth certain information, as of July 15, 1998, regarding the beneficial ownership of the Common Stock, with respect to
(i) each director of the Company, (ii) each person who is known by the Company to own beneficially 5% or more of the Common Stock, (iii) each of the Named Executive Officers and (iv) all directors and executive officers of the Company as a group.

                                                   Shares Beneficially              Shares Beneficially
                                                 Owned Prior to Offering          Owned After Offering (2)
      Name and Address of                    ------------------------------     ----------------------------
      Beneficial Owner (1)                       Number         Percent             Number         Percent
---------------------------------------      --------------    ------------     -------------    -----------

 Phillip G. Norton (3)                          2,865,730         44.5%            2,865,730         33.9%
 MLC Holdings, Inc.
 11150 Sunset Hills Road
 Suite 10
 Reston, VA  20190

 Bruce M. and Elizabeth D. Bowen (4)              771,250         12.1               771,250          9.2
 MLC Holdings, Inc.
 11150 Sunset Hills Road
 Suite 10
 Reston, VA  20190

 William J. Slaton                                400,000          6.3               400,000          4.8
 MLC Holdings, Inc.
 1900 Point West Way
 Suite 120
 Sacramento, CA 95815

 Kevin M. Norton (5)                              376,500          5.9               376,500          4.5
 MLC Holdings, Inc.
 5220 Spring Valley
 Suite 530
 Dallas, TX 75240

 Patrick J. Norton (5)                            361,630          5.7               361,630          4.3
 MLC Holdings, Inc.
 6616 Six Forks Road
 Suite 201
 Raleigh, NC 27615

 Steven J. Mencarini                                4,260            *                 4,260           *
 MLC Holdings, Inc.
 11150 Sunset Hills Road
 Suite 110
 Reston, VA 20190

 Kleyton L. Parkhurst (6)                         118,000          1.8                75,000          1.4
 MLC Holdings, Inc.
 11150 Sunset Hills Road
 Suite 110
 Reston, VA 20190

 Thomas B. Howard, Jr.                              6,000            *                 6,000           *
 MLC Holdings, Inc.
 11150 Sunset Hills Road
 Suite 110
 Reston, VA 20190

 Terrence O'Donnell (7)                         10,000            *                 10,000          *
 Williams & Connolly
 725 12th Street, NW
 Washington, DC 20004

 Carl J. Rickertsen (7)                         10,000            *                 10,000          *
 Thayer Capital Partners
 1455 Pennsylvania Ave., NW
 Suite 350
 Washington, DC 20004

 Laifer Capital Management (8)                 532,500          8.1                532,500       49.1
 114 West 47th Street
 New York, New York 10036

 All executive officers and                  4,611,912         70.2              4,207,126       49.1
    directors as a group (13 persons)
-------------------------



(*)      Less than 1%.




(1) Unless otherwise indicated and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by such stockholder. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon exercise of options and warrants. Each beneficial owner's percentage ownership is determined by assuming options that are held by such person (but not those held by any other person) and that are exercisable within 60 days from the date of this Prospectus have been exercised.



(2) Assumes the issuance of the entirety of the 2,000,000 shares subject to this Prospectus to be issued by the Company and the sale by each Selling Stockholder of the entirety of the Selling Stockholder Shares included in the Registration Statement of which this Prospectus forms a part.



(3) Includes 2,040,000 shares held by J.A.P. Investment Group, L.P., a Virginia limited partnership, of which J.A.P., Inc., a Virginia corporation, is the sole general partner, and Patricia A. Norton, trustee for the benefit of Phillip G. Norton, Jr., u/a dated as of July 20, 1983, Patricia A. Norton, trustee for the benefit of Andrew
         L. Norton u/a dated as of July 20, 1983, Patricia A. Norton, trustee for the benefit of Jeremiah O. Norton u/a dated as of July 20, 1983, and Patricia A. Norton are the limited partners. Patricia A. Norton, spouse of Phillip G. Norton, is the sole stockholder of J.A.P., Inc. and Phillip G. Norton is the sole director and President of J.A.P., Inc. Includes the 728,230 shares as to which Phillip G. Norton holds sole voting rights together with all shares of voting stock acquired in the future held by J.A.P. Investment Group, L.P., Kevin M. Norton and Patrick J. Norton, Jr. under the Irrevocable Proxy and Stock Rights Agreement. See "Principal Stockholders -- Irrevocable Proxy and Stock Rights Agreement" and footnote (5). Also includes 97,500 shares of Common Stock that Phillip G. Norton has rights to acquire pursuant to options, which are vested and which are immediately exercisable and excludes 57,500 options to acquire shares of Common Stock which are not vested and not exercisable. See "Management -- Executive Compensation and Other Information -- Compensation Arrangements and Employment Agreements," and "Irrevocable Proxy and Stock Rights Agreement,"



(4) Includes 600,000 shares held by Bruce M. and Elizabeth D. Bowen, as tenants by the entirety, and includes 160,000 shares held by Bowen Holdings L.C., a Virginia limited liability company composed of Bruce
         M. Bowen and three minor children of whom Bruce M. Bowen is legal guardian and for which shares Bruce M. Bowen serves as manager. Also includes 11,250 shares of Common Stock that Bruce M. Bowen has rights to acquire pursuant to options and excludes 18,750 options to acquire Common Stock which are not vested and not immediately exercisable. See "Management -- Executive Compensation and Other Information -- Compensation Arrangements and Employment Agreements."



(5) Phillip G. Norton holds sole voting rights and certain rights to acquire 376,500 shares of Kevin M. Norton's shares and 361,360 shares of Patrick Norton's Common Stock under an Irrevocable Proxy and Stock Rights Agreement. See "-- Irrevocable

         Proxy and Stock Rights Agreement." Includes 9,900 shares of stock held by Kevin M. Norton's children. Includes 1,630 shares held by Patrick J. Norton's children.


(6) Includes 13,000 shares held by Kleyton L. Parkhurst, 30,000 shares held by three minor children of Kleyton L. Parkhurst, all of which shares are voted by Kleyton L. Parkhurst, Custodian, under the Virginia Uniform Gift to Minors Act and 75,000 shares of Common Stock that Kleyton L. Parkhurst has rights to acquire pursuant to options which are vested and immediately exercisable, and excludes 35,000 options to acquire Common Stock which are not vested and not immediately exercisable. See "Management -- Executive Compensation and Other Information -- Compensation Arrangements and Employment Agreements."



(7) Represents shares of Common Stock issuable upon exercise of options which are vested and immediately exercisable. Does not include options to purchase 10,000 shares granted to each outside director in November, 1997 and which are not vested or exercisable.



(8) The 532,500 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes: (i) 278,300 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and investment advisor to Hilltop Partners, L.P.; and (ii) 254,200 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as investment advisor to various other clients. These clients include: (i) various Wolfson family entities ("Wolfson"), with an address at One State Street Plaza, New York, New York 10004-1505, and (ii) Hilltop Offshore Limited, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda. Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.


IRREVOCABLE PROXY AND STOCK RIGHTS AGREEMENT

         Phillip G. Norton and J.A.P. Investments Group, L.P., Kevin M. Norton and Patrick J. Norton have entered into an agreement entitled "Irrevocable Proxy and Stock Rights Agreement" pursuant to the terms of which (i) each of J.A.P. Investments, L.P., Kevin M. Norton and Patrick J. Norton have granted Phillip G. Norton an irrevocable proxy to vote their shares of Common Stock, which proxy terminates only upon the death or mental incapacity of Phillip G. Norton or in the event of his death or mental incapacity, then to Patricia A. Norton, if then living, or upon the sale or transfer to a third party of the shares of Common Stock subject thereto and (ii) Kevin M. Norton or Patrick J. Norton have granted Phillip G. Norton a first right to buy their shares of Common Stock in the event they desire to sell or transfer any shares of Common Stock to a third party. The foregoing first right to buy is at 85% of the market value, or if sold for less, for a period of three years from November 20, 1996 and at 95% of the market value thereafter. Phillip G. Norton may assign his first right to buy to a third party, and if exercised, the terms of the Irrevocable Proxy and Stock Rights Agreement provide for a deferred purchase money note to finance the purchase. Any shares of Common Stock which Kevin M. Norton or Patrick J. Norton offers to Phillip G. Norton and which are subsequently sold or transferred to a third party after Phillip G. Norton's nonexercise of his first right to buy, will no longer be subject to the Irrevocable Proxy and Stock Rights Agreement.

                              SELLING STOCKHOLDERS


         The following table assumes that each Selling Stockholder is offering for sale securities previously issued by the Company. The Company has agreed to pay all expenses in connection therewith (other than brokerage commissions and fees and expenses of their respective counsel). None of the Selling Stockholders has ever held any position with the Company or had any other material relationship with the Company except that Kleyton L. Parkhurst is Senior Vice President, for Corporate Development, and Secretary and Treasurer of the Company. Vincent M. Marino, President of Educational Computer Concepts, Inc., and William G. Garner, President of Compuventures hold management positions in wholly-owned subsidiaries of the Company. See "Risk Factors -- Dependence on Current Management" and "Management."


         The following table sets forth the beneficial ownership of the Selling Stockholder Shares by each person who is a Selling Stockholder. The Company will not receive any proceeds from the sale of such Securities by the Selling Stockholders.



              Name of                     Shares of Common           Percentage of Common Stock Owned
        Beneficial Owner (1)              Being Offered (2)       Before Offering (3)    After Offering (4)
     -----------------------            -------------------      ---------------------  --------------------

      Vincent W. Marino (5)                    252,603                  3.98%                  0%

      WIHL-IV, a Cayman Islands Corp.(6)       161,329                  2.54                   0

      Elaine G. Denton (7)                     119,927                  1.89                   0

      William G. Garner (7)                     99,400                  1.57                   0

      Kleyton L. Parkhurst (8)                  43,000                   *                     0

      Ralph E. Marcellus (5)                    32,649                   *                     0

      Rodney Gamet (5)                          27,985                   *                     0

      Leslie H. Garner Jr (7)                   21,635                   *                     0

      Nan F. Spainhour (7)                       6,814                   *                     0

      David J. Rose III (7)                      6,814                   *                     0

      Susan P. Chatham (7)                       6,388                   *                     0

      Lucille DeFrancesco (5)                    1,862                   *                     0

      Mathew A. McBride (5)                        933                   *                     0

      David M. Winans (5)                        1,862                   *                     0



____________________


(*)      Less than 1%.


(1) Unless otherwise indicated and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by such stockholder. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon exercise of options and warrants. Each beneficial owner's percentage ownership is determined by assuming options that are held by such person (but not those held by any other person) and that are exercisable within 60 days from the date of this Prospectus have been exercised.


(2) Reflects the number of shares being offered as of the date of this Prospectus.



(3)      Reflects the ownership percentage as of the date of this Prospectus.



(4) Unless otherwise indicated, assumes the sale of the entirety of the shares being offered by the noted stockholder.



(5) Represents a portion of a total of 498,998 shares issued by the Company in the acquisition of MLCI on September 29, 1997. See "The Company." An aggregate of 49,900 of such shares have been deposited in escrow pursuant to the Agreement and Plan of Merger with MLCI until the second anniversary of the merger to fund any indemnity claim made by the Company. After registration of the shares was completed and after the Company published the results for the quarter ended December 31, 1997 in its Form 10-Q on February 14, 1998, the shares, though registered, will be subject to certain restrictions on transfer, including (without limitation) that no more than 49.9% of such shares may be transferred before October 1, 1998, and, in the case of Mr. Marino, the further restriction that no more than 75% of his shares may be transferred before October 1, 1999. Prior to the date of this Prospectus, Mr. Marino has sold 110,000 shares, Mr. Marcellus has sold 30,000 shares, Mr. Garner has sold 27,873 shares, and Mr. McBride has sold 929 shares which were registered pursuant to the Registration Statement of which this Prospectus is a part.



(6) Represents stock issued in a private placement on July 1, 1997 which provided the purchaser the right to request inclusion in any subsequent registration of shares. See "The Company."



(7) Represents a portion of a total of 260,978 shares issued by the Company in the acquisition of MLC Network Solutions on July 24, 1997. See "The Company." An aggregate of 13,049 of such shares have been deposited in escrow pursuant to the Agreement and Plan of Merger with MLC Network Solutions until the second anniversary of the merger to fund any indemnity claim made by the Company. The acquisition agreement with MLC Network Solutions required the Company to register one-half of the common shares issued in connection with the merger. The shares, though registered, will be restricted for sale as follows:
         (1) in the first year after registration up to 50% of the registered shares may be sold and, (2) in subsequent years up to 25% each year thereafter pursuant to an agreement with the Company.



(8) Includes 13,000 shares held by Kleyton L. Parkhurst, 30,000 shares held by three minor children of Kleyton L. Parkhurst, all of which shares are voted by Kleyton L. Parkhurst, Custodian, under the Virginia Uniform Gift to Minors Act.




         Stock Restriction Agreement. In January, 1998, the Company entered into stock restriction agreements with each of Vincent Marino, Ralph Marcellus, Rodney Gamet, David Winans, Lucille DeFrancesco and Matthew McBride, who were stockholders of MLCI prior to the Company's acquisition of MLCI. In connection with the acquisition, these stockholders received shares of MLC Holdings Common Stock. See "BUSINESS -- Strategy -- Acquisition of Companies in Related Lines of Business." The stock restriction agreements impose certain quantitative and other restrictions on the ability of these stockholders to transfer their shares of MLC Holdings Common Stock. Among other restrictions, these stockholders may not transfer more than 49.9% of their shares before October 1, 1998, and certain of these stockholders are further prohibited from transferring more than 75% of their shares before October 1, 1999. None of the shares could be transferred until the later of February 16, 1998 or such date as the Company shall have filed with the SEC financial statements covering at least 30 days of post-merger combined results of the Company and MLCI. These restrictions are intended to prevent any transfer that would disqualify the merger as a reorganization for federal income tax purposes or as a pooling of interests for financial reporting purposes, and to ensure compliance with federal and state securities laws.



                          PRICE RANGE OF COMMON STOCK

         The Company's Common Stock has traded on the Nasdaq National Market since November 20, 1996 under the symbol "MLCH." The following table sets forth the range of high and low closing sale prices for the Common Stock for the quarterly periods after November 20, 1996.

                                      Quarter Ended                     High          Low
                           ---------------------------------        ------------   -----------
                               December 31, 1996 (*)                   $10.25        $ 8.75
                               March 31, 1997                           14.50          9.37
                               June 30, 1997                            14.00         10.75
                               September 30, 1997                       14.75         12.75
                               December 31, 1997                        14.75         11.75
                               March 31, 1998                           13.75         11.75
                               June 30, 1998                            14.50         13.00
                               September 30, 1998
                                  (through August 24, 1998)             14.50         12.75


------------------


(*)      For the period November 20, 1996 to December 31, 1996.



         On August 24, 1998, the last sale price of the Common Stock was $12.75 per share. As of June 17, 1998, there were approximately 36 stockholders of record of the Company's Common Stock. Management believes there are over 400 beneficial holders of the Company's Common Stock and has been advised that there are individual participants holding approximately 22% of the outstanding Common Stock pursuant to security position listings furnished by Cede & Company, New York, New York, registered clearing agency and depository.



                          DESCRIPTION OF CAPITAL STOCK

         The following summary description of the capital stock of the Company is qualified in its entirety by reference to applicable provisions of Delaware law and the Certificate of Incorporation and the Bylaws of the Company, which are exhibits to the Registration Statement on file with the Commission.

COMMON STOCK

         The Company's Certificate of Incorporation, as amended, authorizes the issuance of up to 25,000,000 shares of Common Stock. Each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and in the event of dissolution, to share pro rata in any distribution of the Company's assets after payment or providing for the payments of the Company's liabilities. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of the stockholders. Holders of Common Stock have no preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All outstanding shares of Common Stock and the shares of Common Stock issued pursuant to this Prospectus will be, when issued, fully paid and non-assessable.

PREFERRED STOCK

         The Certificate of Incorporation authorizes the Board of Directors of the Company to issue up to 2,000,000 shares of $.01 par value preferred stock of the Company (the "Preferred Stock"), in one or more series, having such rights and preferences including, without limitation, voting rights, as the Board of Directors may determine, in its sole discretion. No consent of the holders of Common Stock is required to authorize the issuance of any class of Preferred Stock. The rights of the holders of the Preferred Stock may be senior to the holders of the Common Stock. The Board of Directors currently has no plans to issue any class of Preferred Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

         Certain provisions of Delaware law and the Company's Certificate of Incorporation and Bylaws could make more difficult the acquisition of the Company by means of a tender offer, proxy contest or otherwise, and the removal of incumbent officers and directors.

         There has been a recent trend towards the accumulation of substantial stock positions in public companies by third parties as a prelude to proposing a takeover or a restructuring or sale of all or part of a company or other similar extraordinary corporate action. Such actions are often undertaken by the third party without advance notice to or consultation with management of the company. In many cases, the purchaser seeks representation on the company's board of directors in order to increase the likelihood that its proposal will be implemented by the company. If the company resists the efforts of the purchaser to obtain representation on the company's board, the purchaser may commence a proxy contest to have the purchaser or its nominees elected to the board in place of certain directors, or the entire board.

         The Board of Directors of the Company believes that an imminent threat of removal of the Company's management severely curtails its ability to negotiate effectively with such purchasers. Under such a threat, management is deprived of the time and information necessary to evaluate the takeover proposal, to study alternative proposals and to help ensure that the best price is obtained in any transaction which may ultimately be undertaken. Takeovers or changes in management of the Company which may be proposed and effected without prior consultation and negotiation with the Company's management would not be necessarily detrimental to the Company and its stockholders. However, the Board feels that the benefits of seeking to protect its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the Company outweigh the disadvantages of discouraging such proposals.

         The provisions of the Certificate of Incorporation and Bylaws described herein would make more difficult or discourage a proxy contest or the assumption of control by a holder of a substantial block of the Company's Common Stock or the removal of the incumbent Board, and thus could have the effect of perpetuating the incumbent management. At the same time, the provisions would help ensure that the Board, if confronted by a surprise proposal from a third party who has recently acquired a block of the Company's voting stock, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to seek a premium price for the stockholders. These provisions are thus intended to encourage persons seeking to acquire control of the Company to initiate such an acquisition through arms-length negotiations with the Company's management and Board of Directors. The provisions are permitted under Delaware law and are consistent with the rules of the Nasdaq National Market.

         These provisions are not in response to any efforts of which the Company is aware to accumulate the Company's voting stock or to obtain control of the Company. The Board of Directors does not presently contemplate recommending to the stockholders for their approval any further measures which would affect the ability of third parties to change control of the Company.

         The following discussion is a general summary of material provisions of the Company's Certificate of Incorporation and Bylaws, as currently in effect, and certain other regulatory provisions, which may be deemed to have an "anti-takeover" effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in the Company's Certificate of Incorporation and Bylaws, as currently in effect, reference should be made in each case to the document in question, each of which is part of the Registration Statement filed with the Commission. See "Available Information."

         Directors. Certain provisions of the Certificate of Incorporation and Bylaws will impede changes in majority control of the Board of Directors. The Company's Certificate of Incorporation provides that the Board of Directors of the Company are divided into three classes, with directors in each class elected for three-year staggered terms except for the initial directors. This classification of the Board of Directors could make it more difficult for a third party to acquire control of the Company, because it would require more than one annual meeting of stockholders to elect a majority of the directors. The Company's Bylaws provide that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. The number of directors constituting the board will initially be five.

         Restrictions on Call of Special Meetings. The Bylaws provide that a special meeting of stockholders may be called only by the Board of Directors, the Chairman of the Board, the President, or the Executive Vice President, and for the transaction of any proper business. Holders of Common Stock, in their capacity as stockholders, are not authorized to call a special meeting.

         Absence of Cumulative Voting. The Certificate of Incorporation does not provide for cumulative voting rights in the election of directors.

         Authorization of Preferred Stock. The Certificate of Incorporation authorizes 2,000,000 shares of Preferred Stock. The Company is authorized to issue Preferred Stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, powers, preferences and rights of such share, including voting rights and conversion rights. In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of Preferred Stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of Preferred Stock, therefore, may be to deter a future takeover attempt. The Board of Directors has no present plans or understandings for the issuance of any Preferred Stock, and does not intend to issue any Preferred Stock except on terms which the Board deems to be in the best interests of the Company and its stockholders.

         Amendment to Certificate of Incorporation and Bylaws. Amendments to the Certificate of Incorporation requires the approval by a majority vote of the Company's Board of Directors and also by a majority vote of the outstanding shares of the Company's stock entitled to vote thereon.

         The Bylaws may be amended by a majority vote of the Board of Directors or the affirmative vote of a majority of the outstanding shares of the Company's stock entitled to vote thereon.

         Delaware Anti-Takeover Statute. Generally, Section 203 of the DGCL prevents an "interested stockholder" (defined generally as a person owning 15% or more of the outstanding voting stock of a

Delaware corporation, such as the Company) from engaging in a "business combination" with such corporation for three years following the date that the person became an interested stockholder. However, the takeover can be completed if (i) the buyer, while acquiring the 15% interest, acquires at least 85% of the Company's outstanding stock (the 85% requirement excludes shares held by directors who are also officers and certain shares held under employee stock plans), or (ii) the takeover is approved by the target corporation's board of directors and two-thirds of the shares of outstanding stock of the Company (excluding shares held by the bidder). Section 203 could make it more difficult for a third party to acquire control of the Company. Section 203 does not apply to Delaware corporations which do not have a class of voting stock listed on a national exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders. The Company may exempt itself from the requirements of the statute by adopting an amendment to its Certificate of Incorporation or Bylaws electing not to be governed by this provision. At the present time, the Board of Directors does not intend to propose any such amendment.

SHARES ELIGIBLE FOR FUTURE SALE


         The Company has issued and outstanding 6,348,603 shares of Common Stock. Of these shares, the 1,150,000 shares sold in the Initial Public Offering, 195,973 shares sold pursuant to Rule 144 under the Securities Act, 3,121 shares and 13,821 shares issued pursuant to the Master Stock Incentive Plan are freely tradable without restriction under the Securities Act, unless such shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 4,988,809 shares of Common Stock outstanding are "restricted securities" as that term is defined in Rule 144 ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if the sale transaction qualifies for an exemption from registration, such as that provided by Rule 144 under the Securities Act, which is summarized below. Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.



         In general, unless an exemption applies, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock or
(ii) the average weekly trading volume in the Common Stock in the Nasdaq National Market during the four calendar weeks preceding the filing of the date on which notice of such sale is filed. In addition, under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may sell such shares without compliance with the foregoing requirements. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company.



         The 2,964,305 shares being offered by this Prospectus will generally be freely tradable after their issuance, unless the sale thereof is contractually restricted. Sales of significant numbers of shares of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Selling Stockholders."


         Transfer Agent and Registrar. The transfer agent and registrar of the Common Stock is First Union National Bank.

         Reports to Stockholders. The Company will furnish each stockholder with annual reports containing financial statements audited by independent accountants and quarterly reports for the first three quarters of each year containing unaudited financial statements.


                              PLAN OF DISTRIBUTION

         The Selling Stockholder Shares subject hereto are being offered for sale by the Selling Stockholders. Consequently, the Selling Stockholders will receive the proceeds from the sale of such securities pursuant to this Prospectus. The Selling Stockholder Shares may be sold to purchasers from time to time in privately negotiated transactions directly by and subject to the discretion of the Selling Stockholders. The Selling Stockholders may from time to time offer their respective securities for sale through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of such securities for whom they may act as agents. The Selling Stockholders and any underwriter, dealer or agent who participates in the distribution of such Selling Stockholders' securities may be deemed to be "underwriters" under the Securities Act and any profit on the sale of such securities by any of them and any discounts, commissions or concessions received by any such underwriters, dealers or agents may be deemed to be underwriting compensation under the Securities Act.

         At the time a particular offer of the Selling Stockholder Shares is made by or on the behalf of a Selling Stockholder, a Prospectus and a Prospectus Supplement, to the extent required, will be distributed which will set forth the number of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for such securities purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders, any discounts, commissions or concessions allowed, reallowed or paid to dealers, and the proposed selling price to the public.

         The Selling Stockholder Shares may be sold from time to time in one or more transactions: (i) at an offering price which is fixed or which may vary from transaction to transaction depending upon the time of sale; or (ii) at prices otherwise negotiated at the time of sale. Such prices will be determined by the Selling Stockholders or by agreement between the Selling Stockholders and their underwriter.

         In order to comply with the applicable securities laws, if any, of certain states, the Securities may be offered or sold in such states through registered or licensed brokers or dealers in those states. In addition, in certain states, such securities may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and is complied with.

         Under applicable rules and regulations promulgated under the Exchange Act, any person engaged in a distribution of securities may not simultaneously bid for or purchase securities of the same class for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5 and Regulation M, in connection with transactions in the Selling Stockholder Shares during effectiveness of the registration statement of which this Prospectus is a part. All of the foregoing may affect the marketability of such securities.

         The Company has paid all of the expenses incident to the registration of the foregoing securities (including registration pursuant to the securities laws of certain states) other than: (i) any fees or expenses of any counsel retained by any Selling Stockholder and any out-of-pocket expenses incurred by any Selling Stockholder or any person retained by any Selling Stockholder in connection with registration of the Selling Stockholder Shares; and (ii) commissions, expenses, reimbursements and discounts of underwriters, dealers or agents, if any.


                                 LEGAL MATTERS

         The legality of the Securities being offered hereby has been passed upon for the Company by Alston & Bird LLP, Washington, D.C., counsel to the Company.


                                    EXPERTS


         The consolidated financial statements of the Company and its consolidated subsidiaries as of March 31, 1998 and 1997, and for each of the three years in the period ended March 31, 1998 except ECC Integrated, Inc. for the year ended March 31, 1996, included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, as stated in their report appearing herein and elsewhere in the Registration Statement. The financial statements of ECC Integrated, Inc. (consolidated with those of the Company) for the year ended March 31, 1996 have been audited by Herbein & Company, Inc. as stated in their report included herein. Such financial statements of the Company and its consolidated subsidiaries are included herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent auditors.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




                                                                                                      PAGE
                                                                                                      ----
Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-2

Consolidated Balance Sheets as of March 31, 1997 and 1998 . . . . . . . . . . . . . . . . . . . . . .  F-3

Consolidated Statements of Earnings for the Years Ended
     March 31, 1996, 1997, and 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-4

Consolidated Statements of Stockholders' Equity for the Years
     Ended March 31, 1996, 1997 and 1998  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-5

Consolidated Statements of Cash Flows for the Years Ended
     March 31, 1996, 1997 and 1998  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-6

Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-8

Condensed Consolidated Balance Sheets as of June 30, 1998
     and March 31, 1998 (Unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-24

Condensed Consolidated Statements of Earnings for the Three Months Ended
     June 30, 1998 and 1997 (Unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-25

Condensed Consolidated Statements of Cash Flows for the Three Months Ended
     June 30, 1998 and 1997 (Unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-26

Notes to Unaudited Condensed Consolidated Financial Statements. . . . . . . . . . . . . . . . . . . .  F-27

SCHEDULE

II-Valuation and Qualifying Accounts for the Three Years
     Ended March 31, 1996, 1997 and 1998 and the Quarter Ended June 30, 1998 . . . . . . . . . . . . .  S-1

INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Stockholders of MLC Holdings, Inc.
Reston, Virginia



We have audited the consolidated balance sheets of MLC Holdings, Inc. and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1998. Our audits also included the financial statement schedule listed in the Index at F-1. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of MLC Holdings, Inc., ECC Integrated, Inc. and Compuventures of Pitt County, Inc., which have been accounted for as a pooling of interests as described in Note 1 to the consolidated financial statements. We did not audit the statements of earnings, stockholders' equity, and cash flows of ECC Integrated, Inc. for the year ended March 31, 1996, which statements reflect total revenues of $15,291,164 for the year ended March 31, 1996. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for ECC Integrated, Inc. for 1996, is based solely on the report of such other auditors.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.



In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MLC Holdings, Inc. and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998 in conformity with generally accepted accounting principles. Also, in our opinion, based on our audits, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.





/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
June 22, 1998

MLC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS





                                                                            AS OF MARCH 31,
                                                              -------------------------------------------
                                                                      1997                 1998
                                                              -------------------------------------------
ASSETS


Cash and cash equivalents                                      $     6,654,209        $    18,683,796
Accounts receivable, net of allowances for doubtful
  accounts of $35,251 in 1997 and $41,550 in 1998                    8,846,426             16,383,314
Notes receivable (1)                                                 2,154,250              3,801,808
Employee advances                                                       70,612                 53,582
Inventories                                                          1,278,144              1,213,734
Investment in direct financing and sales type leases - net          17,473,069             32,495,594
Investment in operating lease equipment - net                       11,065,159              7,295,721
Property and equipment - net                                           740,744              1,131,512
Other assets (2)                                                       740,925              2,136,554
                                                              -------------------------------------------
TOTAL ASSETS                                                   $    49,023,538        $    83,195,615
                                                              ===========================================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Accounts payable - trade                                       $     3,006,937        $     6,865,419
Accounts payable - equipment                                         4,946,422             21,283,582
Salaries and commissions payable                                       671,899                390,081
Accrued expenses and other liabilities                               2,256,884              3,560,181
Recourse notes payable                                                 439,004             13,037,365
Nonrecourse notes payable                                           19,705,060             13,027,676
Deferred taxes                                                         590,000              1,487,000
Income tax payable                                                     930,587                     --
                                                              -------------------------------------------
Total Liabilities                                                   32,546,793             59,651,304

Commitments and contingencies (Note 7)                                           --                     --


STOCKHOLDERS' EQUITY

Preferred stock, $.01 par value; 2,000,000 shares
  authorized; none issued or outstanding                                    --                     --
Common stock, $.01 par value; 10,000,000 authorized at
  March 31, 1997; 25,000,000 authorized at March 31, 1998;              59,100                 60,715
  5,909,976 and 6,071,505 issued and outstanding at
  March 31, 1997 and 1998, respectively
Additional paid-in capital                                           9,346,214             11,460,331
Retained earnings                                                    7,071,431             12,023,265
                                                              -------------------------------------------
Total Stockholders' Equity                                          16,476,745             23,544,311
                                                              -------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $    49,023,538        $    83,195,615
                                                              ===========================================





SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



(1) Includes amounts with related parties of $1,835,214 and $3,709,508 as of March 31, 1997 and 1998, respectively.



(2) Includes amounts with related parties of $338,226 and $732,051 as of March 31, 1997 and 1998, respectively.

MLC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS



                                                                                   Year Ended March 31,
                                                      --------------------------------------------------------------------------
                                                             1996                        1997                        1998
                                                       --------------------------------------------------------------------------
REVENUES

Sales of equipment                                    $      47,591,068           $       52,166,828           $     47,419,115
Sales of leased equipment                                    16,318,049                   21,633,996                 50,362,055
                                                       --------------------------------------------------------------------------
                                                             63,909,117                   73,800,824                 97,781,170

Lease revenues                                                5,928,228                    9,908,469                 14,882,420
Fee and other income                                          1,876,410                    2,503,381                  5,778,685
                                                       --------------------------------------------------------------------------
                                                              7,804,638                   12,411,850                 20,661,105

                                                       --------------------------------------------------------------------------
TOTAL REVENUES  (1)                                          71,713,755                   86,212,674                118,442,275
                                                       --------------------------------------------------------------------------

COSTS AND EXPENSES

Cost of sales, equipment                                     38,782,181                   42,179,823                 37,423,397
Cost of sales, leased equipment                              15,522,469                   21,667,197                 49,668,756
                                                       --------------------------------------------------------------------------
                                                             54,304,650                   63,847,020                 87,092,153

Direct lease costs                                            2,696,627                    4,761,227                  5,409,338
Professional and other fees                                     709,350                      576,855                  1,072,691
Salaries and benefits                                         6,682,005                    8,241,405                 10,356,456
General and administrative expenses                           2,039,970                    2,285,878                  3,694,309
Nonrecurring acquisition costs                                        -                            -                    250,388
Interest and financing costs                                  1,701,638                    1,648,943                  1,836,956
                                                       --------------------------------------------------------------------------
                                                             13,829,590                   17,514,308                 22,620,138

                                                       --------------------------------------------------------------------------
TOTAL COSTS AND EXPENSES  (2)                                68,134,240                   81,361,328                109,712,291
                                                       --------------------------------------------------------------------------
EARNINGS BEFORE PROVISION FOR INCOME TAXES
     AND EXTRAORDINARY ITEM                                   3,579,515                    4,851,346                  8,729,984
                                                       --------------------------------------------------------------------------

PROVISION FOR INCOME TAXES                                      881,000                    1,360,000                  2,690,890
                                                       --------------------------------------------------------------------------

EARNINGS BEFORE EXTRAORDINARY ITEMS                           2,698,515                    3,491,346                  6,039,094

EXTRAORDINARY GAIN                                              117,044                            -                          -
                                                       --------------------------------------------------------------------------

NET EARNINGS                                          $       2,815,559           $        3,491,346           $      6,039,094
                                                       ==========================================================================
NET EARNINGS PER COMMON SHARE, BEFORE
     EXTRAORDINARY ITEM                                            0.59                         0.67                       1.00
EXTRAORDINARY GAIN PER COMMON SHARE                                0.03                            -                          -
                                                       --------------------------------------------------------------------------

NET EARNINGS PER COMMON SHARE - BASIC                 $            0.62           $             0.67           $           1.00
                                                       ==========================================================================
NET EARNINGS PER COMMON SHARE - DILUTED               $            0.62           $             0.66           $           0.98
                                                       ==========================================================================

PRO FORMA NET EARNINGS (Note 8)                       $       2,389,418           $        3,133,436           $      5,425,833
                                                       ==========================================================================

PRO FORMA NET EARNINGS PER COMMON SHARE - BASIC       $            0.52           $             0.60           $           0.90
                                                       ==========================================================================
PRO FORMA NET EARNINGS PER COMMON SHARE - DILUTED     $            0.52           $             0.60           $           0.88
                                                       ==========================================================================

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC                   4,572,635                    5,184,261                  6,031,088
WEIGHTED AVERAGE SHARES OUTSTANDING - DILUTED                 4,572,635                    5,262,697                  6,143,017



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



(1) Includes amounts from related parties of $15,758,610, $21,051,453 and $46,710,190 for the fiscal years ended March 31, 1996, 1997, and 1998, respectively.



(2) Includes amounts from related parties of $15,055,141, $20,566,924 and $44,831,701 for the fiscal years ended March 31, 1996, 1997,

MLC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY




                                                             Common Stock                     Treasury Stock
                                                     ------------------------------    ----------------------------
                                                        Shares        Par Value           Shares          Cost
                                                     ------------------------------    ----------------------------
Balance March 31, 1995                                 4,386,658      $    44,960         109,389    $      5,854

   Issuance of shares to owners                          370,059            3,701               -               -
   Purchase of treasury shares                            (2,327)               -           2,327          23,000
   Distributions to owners                                     -                -               -               -
   Net earnings                                                -                -               -               -
                                                     ------------------------------    ----------------------------
Balance March 31, 1996                                 4,754,390           48,661         111,716          28,854

   Compensation to outside directors                           -                -               -               -
   Distributions to owners                                     -                -               -               -
   Sale of common shares                               1,150,000           11,500               -               -
   Issuance of shares to owners                            5,586               56               -               -
   Retirement of treasury shares                               -           (1,117)       (111,716)       (28,854)
   Net earnings                                                -                -               -               -


                                                     ------------------------------    ----------------------------
Balance March 31, 1997                                 5,909,976           59,100               -               -

   Sale of common shares                                 161,329            1,613               -               -
   Issuance of shares for option exercise                    200                2               -               -
   Compensation to outside directors                           -                -               -               -
   Distributions to owners                                     -                -               -               -
   Net earnings                                                -                -               -               -


                                                     ------------------------------    ----------------------------
Balance, March 31, 1998                                6,071,505      $    60,715               -    $          -
                                                     ==============================    ============================



                                                             Additional
                                                              Paid-in           Retained
                                                              Capital           Earnings           TOTAL
                                                        -----------------   ----------------  ----------------
Balance March 31, 1995                                    $      748,186     $   2,013,994     $    2,801,286

   Issuance of shares to owners                                   (3,701)                -                  -
   Purchase of treasury shares                                         -                 -            (23,000)
   Distributions to owners                                             -          (362,330)          (362,330)
   Net earnings                                                        -         2,815,559          2,815,559

                                                        -----------------   ----------------  ----------------
Balance March 31, 1996                                           744,485         4,467,223          5,231,515

   Compensation to outside directors                               9,500                 -              9,500
   Distributions to owners                                             -          (859,378)          (859,378)
   Sale of common shares                                       8,592,262                 -          8,603,762
   Issuance of shares to owners                                      (56)                -                  -
   Retirement of treasury shares                                      23           (27,760)                 -
   Net earnings                                                        -         3,491,346          3,491,346


                                                        -----------------   ----------------  ----------------
Balance March 31, 1997                                         9,346,214         7,071,431         16,476,745

   Sale of common shares                                       1,998,387                 -          2,000,000
   Issuance of shares for option exercise                          1,748                 -              1,750
   Compensation to outside directors                             113,982                 -            113,982
   Distributions to owners                                             -        (1,087,260)        (1,087,260)
   Net earnings                                                        -         6,039,094          6,039,094


                                                        -----------------   ----------------  ----------------
Balance, March 31, 1998                                   $   11,460,331     $  12,023,265     $   23,544,311
                                                        =================   ================  ================




SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS





                                                                               YEAR ENDED MARCH 31,
                                                                 ---------------------------------------------------
                                                                     1996             1997                 1998
                                                                 ---------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net earnings                                                  $  2,815,559    $   3,491,346       $   6,039,094
   Adjustments to reconcile net cash provided by
      operating activities:
        Depreciation and amortization                               2,199,722        3,650,248           4,628,272
        Abandonment of assets                                          17,984           10,049                  --
        Provision for credit losses                                       --            66,000              (1,000)
        Extraordinary gain                                           (117,044)              --                  --
        Loss (Gain) on sale of operating lease equipment (1)         (323,422)          83,754             (55,881)
        Impairment of operating lease residual values                      --          153,434                  --
        Payments from lessees directly to lenders                    (884,389)      (1,590,061)         (1,788,611)
        Loss (Gain) on disposal of property and equipment               4,489           (9,124)                 --
        Deferred taxes                                                623,000          121,000             897,000
        Compensation to outside directors - stock options                  --            9,500             113,982
        Changes in:
            Accounts receivable                                       323,782       (4,343,319)         (7,536,888)
            Notes receivable (2)                                      (55,088)      (2,062,393)         (1,647,558)
            Employee advances                                         (61,996)          28,537              17,030
            Inventories                                              (813,491)        (400,046)             64,410
           Other assets (3)                                          (342,209)         457,169            (893,959)
           Accounts payable - equipment                             1,958,532          (26,557)         16,337,160
           Accounts payable - trade                                   329,149          796,740           3,858,482
           Salaries and commissions payable, accrued
              expenses and other liabilities                          638,690        2,286,921             629,380
                                                                 ---------------------------------------------------
                   Net cash provided by operating activities        6,313,268        2,723,198          20,660,913
                                                                 ---------------------------------------------------


CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from sale of operating equipment                        1,383,677        4,992,050             726,714
   Purchase of operating lease equipment (4)                      (13,919,193)     (24,800,360)         (2,065,079)
   Increase in investment in direct financing and
     sales-type leases (5)                                        (17,169,201)      (6,825,873)        (18,833,704)
   Proceeds from sale of property and equipment                         9,049            9,124                 800
   Insurance proceeds received                                        750,000          512,044                  --
   Purchases of property and equipment                               (301,039)        (266,061)         (1,032,243)
   (Increase) Decrease in other assets (6)                           (306,228)         226,530            (472,962)
                                                                 ---------------------------------------------------
                   Net cash used in investing activities          (29,552,935)     (26,152,546)        (21,676,474)
                                                                 ---------------------------------------------------

MLC HOLDINGS INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)





                                                                                     Year Ended March 31,
                                                                   -------------------------------------------------------
                                                                        1996                 1997                1998
                                                                   -------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Borrowings:
      Nonrecourse                                                     25,678,168          26,825,118           4,511,517
      Recourse                                                            67,103             220,768             174,894
   Repayments:
      Nonrecourse                                                     (1,144,023)         (3,199,626)         (4,872,557)
      Recourse                                                          (231,273)           (434,867)           (307,819)
   Repayments of loans from stockholders                                 (50,000)           (275,000)            (10,976)
   Distributions to shareholders of combined companies
      prior to business combination                                     (362,330)           (859,378)         (1,087,260)
   Proceeds from issuance of capital stock, net of expenses                    -           8,603,762           2,001,750
   Purchase of treasury stock                                            (23,000)                  -                   -
   Proceeds (Repayments) from lines of credit                           (252,098)         (1,448,370)         12,635,599
                                                                   -------------------------------------------------------
              Net cash provided by financing activities               23,682,547          29,432,407          13,045,148
                                                                   -------------------------------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                442,880           6,003,059          12,029,587

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                           208,270             651,150           6,654,209
                                                                   -------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                           $     651,150     $     6,654,209      $   18,683,796
                                                                   =======================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid for interest                                          $     302,214     $       140,081      $      347,757
                                                                   =======================================================
   Cash paid for income taxes                                      $     202,864     $       315,137      $    2,681,867
                                                                   =======================================================



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



1) Includes amounts (used by) provided by related parties of ($172,956), $3,930, and $(35,540) for the fiscal years ended March 31, 1996, 1997 and 1998.



2) Includes amounts used by related parties of ($1,812,414) and $(1,897,094) for the fiscal years ended March 31, 1997 and 1998.



3) Includes amounts (used by) provided by related parties of ($398,034), $285,943, and $ 51,482 for the fiscal years ended March 31, 1996, 1997 and 1998.



4) Includes amounts provided by related parties of $1,073,427, $2,707,213, and $935,737 for the fiscal years ended March 31, 1996, 1997 and 1998.



5) Includes amounts provided by (used by) related parties of $259,857, ($23,417), and $43,418,347 for the fiscal years ended March 31, 1996, 1997 and 1998.



6) Includes amounts (used by) provided by related parties of ($270,860), $73,338, ($473,621) for the fiscal years ended March 31, 1996, 1997 and 1998.

                      MLC HOLDINGS, INC. AND SUBSIDIARIES



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          AS OF AND FOR THE YEARS ENDED MARCH 31, 1996, 1997, AND 1998




1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



Basis of Presentation - Effective September 1, 1996, MLC Holdings, Inc., (incorporated August 27, 1996) became the holding company for MLC Group, Inc., and MLC Capital, Inc. (MLC Holdings, Inc., together with its subsidiaries collectively, "MLC" or the "Company"). The accompanying consolidated financial statements include the accounts of the wholly owned subsidiary companies at historical amounts as if the combination had occurred on March 31, 1995 in a manner similar to a pooling of interest.



Business Combinations - On July 24, 1997, the Company, through a new wholly owned subsidiary, MLC Network Solutions, Inc., issued 260,978 common shares, valued at $3,384,564, in exchange for all outstanding common shares of Compuventures of Pitt County, Inc. ("Compuventures"), a value-added reseller of PC's and related network equipment and software products a provider of various support services to its customers from facilities located in Greenville, Raleigh and Wilmington, North Carolina. On September 29, 1997, the Company issued 498,998 common shares, valued at $7,092,000, in exchange for all outstanding common shares of Educational Computer Concepts, Inc. (dba "ECC Integrated")("MLCI"), a network systems integrator and computer reseller serving customers in eastern Pennsylvania, New Jersey and Delaware. ECC Integrated subsequently changed its name to MLC Integrated ("MLCI"). These business combinations have been accounted for as pooling of interests, and accordingly, the consolidated financial statements for periods prior to the combinations have been restated to include the accounts and results of operations of the pooled companies. See Note 12.



New Subsidiaries - On September 17, 1997, the Company established MLC Federal, Inc., a wholly owned subsidiary of MLC Holdings, Inc. The new subsidiary will concentrate on the origination of leases to federal, state, and local government entities. On October 22, 1997, the Company formed MLC Leasing, S.A. de C.V., a wholly owned subsidiary of MLC Group, Inc. and MLC Network Solutions, Inc., based in Mexico City, Mexico. To date, no business has been conducted through MLC Leasing, S.A. de C.V.



All significant intercompany balances and transactions have been eliminated.



Revenue Recognition - The Company sells information technology equipment to its customers and recognizes revenue from equipment sales at the time equipment is accepted by the customer. The Company is the lessor in a number of its transactions and these are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." Each lease is classified as either a direct financing lease, sales-type lease, or operating lease, as appropriate. Under the direct financing and sales-type lease methods, the Company records the net investment in leases, which consists of the sum of the minimum lease term payments, initial direct costs, and unguaranteed residual value (gross investment) less the unearned income. The difference between the gross investment and the cost of the leased equipment for direct finance leases is recorded as unearned income at the inception of the lease. The unearned income is amortized over the life of the lease using the interest method. Under sales-type leases, the difference between the fair value and cost of the leased property (net margins) is recorded as revenue at the inception of the lease. No sales type leases have been consummated during the three years ended March 31, 1998. The Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial

Assets and Extinguishments of Liabilities" effective January 1, 1997. This standard establishes new criteria for determining whether a transfer of financial assets in exchange for cash or other consideration should be accounted for as a sale or as a pledge of collateral in a secured borrowing. Certain assignments of direct finance leases made on a nonrecourse basis by the Company after December 31, 1996 meet the criteria for surrender of control set forth by SFAS No. 125 and have therefore been treated as sales for financial statement purposes. SFAS No. 125 prohibits the retroactive restatement of transactions consummated prior to January 1, 1997 which would have otherwise met the requirements of a sale under the standard.



Sales of leased equipment represents revenue from the sales of equipment subject to a lease in which the Company is the lessor. If the rental stream on such lease has nonrecourse debt associated with it, sales revenue is recorded at the amount of consideration received, net of the amount of debt assumed by the purchaser. If there is no nonrecourse debt associated with the rental stream, sales revenue is recorded at the amount of gross consideration received, and costs of sales is recorded at the book value of the lease.



Lease revenues consist of rentals due under operating leases and amortization of unearned income on direct financing and sales-type leases. Equipment under operating leases is recorded at cost and depreciated on a straight-line basis over the lease term to the Company's estimate of residual value.



The Company assigns all rights, title, and interests in a number of its leases to third-party financial institutions without recourse. These assignments are accounted for as sales since the Company has completed its obligations at the assignment date, and the Company retains no ownership interest in the equipment under lease.



Residuals - Residual values, representing the estimated value of equipment at the termination of a lease, are recorded in the financial statements at the inception of each sales-type or direct financing lease as amounts estimated by management based upon its experience and judgment. The residual values for operating leases are included in the leased equipment's net book value.



The Company evaluates residual values on an ongoing basis and records any required adjustments. In accordance with generally accepted accounting principles, no upward revision of residual values is made subsequent to the period of the inception of the lease. Residual values for sales-type and direct financing leases are recorded at their net present value and the unearned interest is amortized over the life of the lease using the interest method.



Reserve for Credit Losses - The reserve for credit losses (the "reserve") is maintained at a level believed by management to be adequate to absorb potential losses inherent in the Company's lease and accounts receivable portfolio. Management's determination of the adequacy of the reserve is based on an evaluation of historical credit loss experience, current economic conditions, volume, growth, the composition of the lease portfolio, and other relevant factors. The reserve is increased by provisions for potential credit losses charged against income. Accounts are either written off or written down when the loss is both probable and determinable, after giving consideration to the customer's financial condition, the value of the underlying collateral and funding status (i.e., discounted on a nonrecourse or recourse basis).



Cash and Cash Equivalents - Cash and cash equivalents include short-term repurchase agreements with an original maturity of three months or less.



Inventories - Inventories are stated at the lower of cost (specific identification basis) or market.

Property and Equipment - Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years.



Income Taxes - Deferred income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income tax liabilities and assets are based on the difference between financial statement and tax bases of assets and liabilities, using tax rates currently in effect. The Company acquired two companies which were accounted for under the pooling of interests method. Prior to their business combinations with the Company, the two companies had elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code. Under this election, each company's income or loss was included in the taxable income of the stockholders. See Note 8.



Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



Reclassifications - Certain items have been reclassified in the March 31, 1996 and 1997 financial statements to conform to the March 31, 1998 presentation.



Initial Public Offering - During November and December 1996, MLC consummated an initial public offering ("the Offering") of 1,150,000 shares of its common stock including the over allotment. The Company received proceeds of $9.4 million (gross proceeds of $10.1 million less underwriters expense of $0.7 million), and incurred $0.8 million in expenses. Of the net proceeds of approximately $8.6 million, $0.3 million was used to repay outstanding stockholder loans and the related accrued interest and the balance of $8.3 million was used for general corporate purposes.



Earnings Per Share - Earnings per share have been calculated in accordance with SFAS No. 128, "Earnings per Share," issued in February, 1997 and effective beginning in fiscal year 1998. Earnings per share amounts for fiscal years prior to 1998 have been restated to comply with SFAS No. 128. Basic EPS amounts were calculated based on weighted average shares outstanding of 4,572,635 in fiscal 1996, 5,184,261 in fiscal 1997, and 6,031,088 in fiscal
1998. Diluted EPS amounts were calculated based on weighted average shares outstanding and common stock equivalents of 4,572,635 in fiscal 1996, 5,262,697 in fiscal 1997 and 6,143,017 in fiscal 1998. Additional shares included in the diluted earnings per share calculations are attributable to incremental shares issuable upon the assumed exercise of stock options.

2.       INVESTMENT IN DIRECT FINANCING AND SALES-TYPE LEASES



The Company's investment in direct financing and sales-type leases consists of the following components:



                                                                  As of March 31,
                                                               1997            1998
                                                          -------------------------------
                                                                   (In Thousands)
        Minimum lease payments                            $    18,752     $   29,968
        Estimated unguaranteed residual value                   1,271          7,084
        Initial direct costs, net of amortization (1)           1,237            760
        Less:  Unearned lease income                           (3,721)        (5,270)
               Reserve for credit losses                          (66)           (46)
                                                          -------------------------------
        Investment in direct finance and sales
            type leases, net                              $    17,473     $   32,496
                                                          ===============================



        ----------------------------------
        (1) Initial direct costs are shown net of amortization of $1,299 and $1,592 at March 31, 1997 and 1998, respectively.


Future scheduled minimum lease rental payments as of March 31, 1998 are as follows:


          Year ending March 31,                             (In Thousands)
          ----------------------------------             --------------------
                 1999                                          $13,301
                 2000                                            9,119
                 2001                                            5,632
                 2002                                            1,618
                 2003 and thereafter                               298
                                                               -------
                                                               $29,968
                                                               =======



The Company's net investment in direct financing and sales-type leases is collateral for nonrecourse and recourse equipment notes. See Note 5.



3.       INVESTMENT IN OPERATING LEASE EQUIPMENT



Investment in operating leases primarily represents equipment leased for two to three years. The components of the net investment in operating lease equipment are as follows:



                                                                  As of March 31,
                                                               1997            1998
                                                          -------------------------------
                                                                  (In Thousands)
        Cost of equipment under operating leases              $14,519         $13,990
        Initial direct costs                                       42              51
        Less:  Accumulated depreciation and
               amortization                                    (3,496)         (6,745)
                                                          -------------------------------
        Investment in operating lease equipment, net          $11,065         $ 7,296
                                                          ===============================

As of March 31, 1998, future scheduled minimum lease rental payments are as follows:




    Year Ending March 31,          (In Thousands)
   --------------------------   ---------------------
            1999                      $    3,320
            2000                           1,496
            2001                              50
            2002                               5
                                ---------------------
                                      $    4,871
                                =====================



Based on management's evaluation of estimated residual values included within the Company's operating lease portfolio, certain recorded residuals were written down to reflect revised market conditions. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," an impairment loss of $153,435 was recognized in the year ended March 31, 1997. Impairment losses are reflected as a component of direct lease costs in the accompanying consolidated statements of earnings.



4.     PROPERTY AND EQUIPMENT



Property and equipment consists of the following:




                                                                    As of March 31,
                                                                 1997              1998
                                                             ------------------------------
                                                                     (In Thousands)
            Furniture and fixtures                            $   852          $  1,157
            Vehicles                                              142               138
            Capitalized software                                  186               477
            Leasehold improvements                                 23                24
            Less: Accumulated depreciation and
                  amortization                                   (462)             (664)
                                                             ------------------------------
            Property and equipment, net                       $   741          $  1,132
                                                             ==============================



5.    RECOURSE AND NONRECOURSE NOTES PAYABLE



Recourse and nonrecourse obligations consist of the following:




                                                                                                  As of March 31,
                                                                                               1997            1998
                                                                                          --------------------------------
                                                                                                    (In Thousands)
                              Recourse equipment notes secured by related
                              investments in leases with varying interest
                              rates ranging from 8.53% to 8.75% in fiscal 1997
                              and 1998                                                     $        269   $         272


                                                                                           As of March 31,
                                                                                         1997            1998
                                                                                 ----------------------------------
                                                                                            (In Thousands)
                              Recourse line of credit with a maximum balance
                              of $25,000,000, bearing interest at the LIBOR
                              rate plus 1.1% or, at the Company's option, the                _          12,750
                              prime rate less 100 basis points

                              Recourse line of credit with a maximum balance
                              of $2,500,000 with an interest rate based on the
                              prime rate                                                   110               _

                              Term bank obligations with interest rates
                              ranging from 8.25% to bank prime plus 75 basis
                              points                                                        31              10

                              Capitalized equipment lease debt with interest
                              imputed at 9%                                                  4               _

                              Loans from related parties with interest rates
                              ranging from 8% to 10%                                        25               5
                                                                                 ----------------------------------

                              Total recourse obligations                          $        439    $     13,037
                                                                                 ==================================

                              Nonrecourse equipment notes secured by related
                              investments in leases with interest rates
                              ranging from 6.30% to 9.90% in fiscal 1997 and
                              6.30% to 9.99% in fiscal 1998                       $     19,705     $    13,028
                                                                                  =================================



Principal and interest payments on the recourse and nonrecourse notes payable are generally due monthly in amounts that are approximately equal to the total payments due from the lessee under the leases that collateralize the notes payable. Under recourse financing, in the event of a default by a lessee, the lender has recourse against the lessee, the equipment serving as collateral, and the borrower. Under nonrecourse financing, in the event of a default by a lessee, the lender generally only has recourse against the lessee, and the equipment serving as collateral, but not against the borrower.



Borrowings under the Company's $25 million line of credit are subject to certain covenants regarding minimum consolidated tangible net worth, maximum recourse debt to worth ratio, and minimum interest expense coverage ratio. Borrowings are limited to the Company's collateral base, consisting of equipment, lease receivables and other current assets, up to a maximum of $25 million. In addition, the credit agreement restricts, and under some circumstances prohibits the payment of dividends.

Recourse and nonrecourse notes payable as of March 31, 1998, mature as follows:





                                                 Recourse Notes     Nonrecourse
  Year Ending March 31,                             Payable        Notes Payable
------------------------------------------      ----------------- -----------------
                                                         (In Thousands)
     1999                                        $    12,950        $      7,606
     2000                                                 56               4,322

     2001                                                 31               1,006
     2002                                                 --                  94
                                                -----------------------------------
                                                 $    13,037        $     13,028
                                                ===================================





6.       RELATED PARTY TRANSACTIONS



The Company provided loans and advances to employees and/or stockholders, the balances of which amounted to $70,612 and $53,582 as of March 31, 1997 and 1998, respectively. Such balances are to be repaid from commissions earned on successful sales or financing arrangements obtained on behalf of the Company, or via scheduled payroll deductions.



As of March 31, 1997 and 1998, $72,000 and $85,020 was receivable from United Federal Leasing, which is owned in part by an individual related to a Company executive. As of March 31, 1997 and 1998, the Company had fully reserved for the receivable. During the year ended March 31, 1998, the Company recognized re-marketing fees of $561,000 from United Federal Leasing.



During the year ended March 31, 1996, the Company sold leased equipment to a company in which an employee/stockholder has a 45% ownership interest. Revenue recognized from the sales amounted to $1,300,448. The basis of the equipment sold was $1,271,729. At March 31, 1998, accrued expenses and other liabilities include $9,599 due to the related company. During the years ended March 31, 1997 and 1998, respectively, the Company recognized remarketing fees from the company amounting to $224,126 and $216,828.



During the years ended March 31, 1996 and 1997, the Company paid a stockholder $120,000 and $90,000, respectively, in exchange for the pledge of personal assets made to secure one of the Company's revolving line-of-credit agreements.



During the years ended March 31, 1996, 1997 and 1998, the Company sold leased equipment to MLC/GATX Limited Partnership I (the "Partnership"), which amounted to 18%, 4% and 0.3% of the Company's revenues, respectively. The Company has a 9.5% limited partnership interest in the Partnership and owns a 50% interest in the corporation that owns a 1% general partnership interest in the Partnership. Revenue recognized from the sales was $13,079,433, $3,452,902 and $406,159, and the basis of the equipment sold was $12,273,527, $3,309,186 and $372,306 during the years ended March 31, 1996, 1997 and 1998, respectively. Other assets include $209,691 due from, $75,981 and $136,664 due to the Partnership as of March 31, 1996, 1997 and 1998, respectively. Also reflected in other assets is the Company's investment balance in the Partnership, which is accounted for using the cost method, and amounts to $380,757, $226,835 and $132,351 as of March 31, 1996, 1997 and 1998, respectively. In addition, the Company received $122,111, $148,590 and $104,277 for the years ended March 31, 1996, 1997 and 1998, respectively, for accounting and administrative services provided to the Partnership.



During the years ended March 31, 1997 and 1998 the recoverability of certain capital contributions made by the Company to the Partnership was determined to be impaired. As a result, the Company recognized a write-down of its recorded investment balance of $195,897 and $105,719 to reflect the revised net realizable value. These write-downs are included in cost of sales in the accompanying consolidated statements of earnings.



During the years ended March 31, 1996, 1997 and 1998, the Company sold leased equipment to MLC/CLC LLC, a joint venture in which the Company has a 5% ownership interest, that amounted to 2%, 20%, and 38% of the Company's revenues, respectively. Revenue recognized from the sales was $1,256,518, $16,923,090 and $44,784,727, respectively. The basis for the equipment sold was $1,335,885, $16,917,840, and $44,353,676, respectively. Notes receivable includes $1,812,414 and $3,709,508 due from the partnership as of March 31, 1997 and 1998. Other assets reflects the investment in the joint venture of $168,259 and $736,364, as of March 31, 1997 and 1998, respectively, accounted for using the cost method. The Company receives an origination fee on leased equipment sold to the joint venture. In addition, the Company recognized $52,742 and $170,709 for the years ended March 31, 1997 and 1998 for accounting and administrative services provided to MLC/CLC LLC.



During the year ended March 31, 1997, the Company recognized $250,000 in broker fees for providing advisory services to a company which is owned in part by one of the Company's outside directors.



The Company leases certain office space from entities which are owned, in part, by executives of subsidiaries of the Company. During the years ended March 31, 1996, 1997, and 1998, rent expense paid to these related parties was $132,111, $124,222 and $306,479, respectively.



The Company is reimbursed for certain general and administrative expenses by a company owned, in part, by an executive of a subsidiary of the Company. The reimbursements totaled $128,310, $176,075 and $81,119 for the years ended March 31, 1996, 1997 and 1998.



7.     COMMITMENTS AND CONTINGENCIES



The Company leases office space and certain office equipment for the conduct of its business. Rent expense relating to these operating leases was $396,829, $347,553 and $505,032 for the years ended March 31, 1996, 1997, and 1998, respectively. As of March 31, 1998, the future minimum lease payments are due as follows:



          Year Ending March 31,
      -------------------------------
                1999                     $   413,937
                2000                         270,876
                2001                         231,522
                2002                         232,780
                2003 and thereafter          469,509
                                       ----------------
                                         $ 1,618,624
                                       ================


As of March 31, 1998, the Company has guaranteed $172,565 of the residual value for equipment owned by the MLC/GATX Limited Partnership I.



8.     INCOME TAXES



A reconciliation of income tax computed at the statutory Federal rate to the provision for income tax included in the consolidated statements of earnings is as follows:



                                                                For the Year Ended March 31,
                                                               1996          1997          1998
                                                       ------------------------------------------------
       Statutory Federal income tax rate                           34%            34%            34%
       Income tax expense computed at the statutory
            Federal rate                                   $1,217,035     $1,649,458     $2,968,195
       Income tax expense based on the statutory
            Federal rate for subsidiaries which were
            Sub-S prior to their combination with the
            Company                                          (369,956)      (343,658)      (568,893)
       State income tax expense, net of Federal tax            24,643         48,641        250,692
       Non-taxable interest income                            (79,342)       (33,023)       (35,350)
       Non-deductible expenses                                 88,620         38,582         76,246
                                                       ------------------------------------------------
       Provision for income taxes                          $  881,000     $1,360,000     $2,690,890
                                                       ================================================

       Effective tax rate                                        24.6%          28.0%          30.8%
                                                       ================================================





The components of the provision for income taxes are as follows:




                                                                      For the Year Ended March 31,
                                                                     1996          1997          1998
                                                                 -----------------------------------------
                                                                               (In Thousands)
                       Current:
                            Federal                               $      231    $    1,152    $     1,669
                            State                                         27            87            125
                                                                 -----------------------------------------
                                                                         258         1,239          1,794
                                                                 -----------------------------------------

                       Deferred:
                            Federal                                      557           113            802
                            State                                         66             8             95
                                                                 -----------------------------------------
                                                                         623           121            897
                                                                 -----------------------------------------

                                                                  $      881    $    1,360    $     2,691
                                                                 =========================================

The components of the deferred tax expense (benefit) resulting from net temporary differences are as follows:



                                                       For the Year Ended March 31,
                                                      1996          1997          1998
                                               -----------------------------------------------
                                                               (In Thousands)
      Alternative minimum tax                    $     (200)   $       369    $        18
      Lease revenue recognition                         823           (248)           797
      Other                                              _               _             82
                                               -----------------------------------------------
                                                 $      623    $       121    $       897
                                               ===============================================



Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of items comprising the Company's deferred tax liability consists of the following:



                                                                As of March 31,
                                                             1997             1998
                                                      ----------------------------------
                                                                 (In Thousands)
      Alternative minimum tax                          $      250       $        232
      Lease revenue recognition                              (840)            (1,637)
      Other                                                     _                (82)
                                                      ----------------------------------
                                                       $     (590)      $     (1,487)
                                                      ==================================





During the year ended March 31, 1998, the Company entered into business combinations with companies which, prior to their combination with the Company, had elected to be treated as Sub-chapter "S" ("Sub-S") corporations. As Sub-S corporations, taxable income and losses were passed through the corporate entity to the individual shareholders. These business combinations were accounted for using the pooling of interests method. Therefore, the consolidated financial statements do not reflect a provision for income taxes relating to the pooled companies for the periods prior to their combination with the Company.



In accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," the following pro forma income tax information is presented as if the pooled companies had been subject to federal income taxes throughout the periods presented.



                                                              For the Year Ended March 31,
                                                           1996          1997          1998
                                                       ------------------------------------------
      Net earnings before pro forma adjustment          $2,815,559    $3,491,346    $6,039,094
      Additional provision for income taxes               (426,141)     (357,910)     (613,261)
                                                       ------------------------------------------
      Pro forma net earnings                            $2,389,418    $3,133,436    $5,425,833
                                                       ==========================================

9.    NONCASH INVESTING AND FINANCING ACTIVITIES



The Company recognized a reduction in recourse and nonrecourse notes payable (Note 5) associated with its direct finance and operating lease activities from payments made directly by customers to the third-party lenders amounting to $4,796,306, $4,214,444 and $5,258,955 for the years ended March 31, 1996, 1997, and 1998, respectively. In addition, the Company realized a reduction in recourse and nonrecourse notes payable from the sale of the associated assets and liabilities amounting to $11,550,446, $18,057,569 and $1,057,389 for the years ended March 31, 1996, 1997, and 1998, respectively.



10.      BENEFIT AND STOCK OPTION PLANS



The Company provides its employees with contributory 401(k) profit sharing plans. To be eligible to participate in the plan, employees must be at least 21 years of age and have completed a minimum service requirement. Full vesting in the plans vary from after the fourth to the sixth consecutive year of plan participation. Employer contributions percentages are determined by the Company and are discretionary each year. The Company's expense for the plans was $77,145, $56,291 and $80,291 for the years ended March 31, 1996, 1997 and 1998, respectively.



The Company has established a stock incentive program (the "Master Stock Incentive Plan")(formerly the 1996 Stock Incentive Plan prior to amendment and restatement effective May 14, 1997 which has been adopted by the Board of Directors and received on September 30, 1997 stockholder ratification) to provide an opportunity for directors, executive officers, independent contractors, key employees, and other employees of the Company to participate in the ownership of the Company. The Master Stock Incentive Plan provides for the award to eligible directors, employees, and independent contractors of the Company, of a broad variety of stock-based compensation alternatives under a series of component plans. These component plans include tax advantaged incentive stock options for employees under the Incentive Stock Option Plan (formerly the 1996 Incentive Stock Option Plan prior to amendment and restatement effective May 14, 1997), formula length of service based nonqualified options to nonemployee directors under the Outside Director Stock Plan (formerly the 1996 Outside Director Stock Option Plan prior to amendment and restatement effective May 14, 1997), nonqualified stock options under the Nonqualified Stock Option Plan (formerly the 1996 Nonqualified Stock Option Plan prior to amendment and restatement effective May 14, 1997), a program for employee purchase of Common Stock of the Company at 85% of fair market value under a tax advantaged Employee Stock Purchase Plan (approved by the Board of Directors but which is not effective until stockholder ratification), as well as other restrictive stock and performance based stock awards and programs which may be established by the Board of Directors. The May 14, 1997 Amendments increase the aggregate number of shares reserved for grant under all plans which are a part of the Master Stock Incentive Plan to a floating number equal to 20% of the issued and outstanding stock of the Company (after giving effect to pro forma assumed exercise of all outstanding options and purchase rights). The number that may be subject to options granted under the Incentive Stock Option Plan is also further capped at a maximum of 4,000,000 shares to comply with IRS requirements for a specified maximum. As of March 31, 1998 a total of 1,214,301 shares of common stock have been reserved for issuance upon exercise of options granted under the Plan, which encompasses the following component plans:



         a) the Amended and Restated Incentive Stock Option Plan ("ISO Plan"), under which 297,100 options are outstanding or have been exercised as of March 31, 1998;



         b) the Amended and Restated Nonqualified Stock Option Plan ("Nonqualified Plan"), under which 265,000 options are outstanding as of March 31, 1998;

         c) the Amended and Restated Outside Director Stock Option Plan ("Outside Director Plan"), under which 50,000 are outstanding as of March 31, 1998;



         d) the Employee Stock Purchase Plan ("ESPP") under which no shares have been issued as of March 31, 1998.




The weighted-average fair value of options granted during 1997 and 1998 was $5.10 and $4.84, respectively. The exercise price of options granted under the Master Stock Incentive Plan is equivalent to the fair market value of the Company's stock on the date of grant, or, in the case of the ESPP, not less than 85% of the lowest fair market value of the Company's stock during the purchase period, which is generally six months. Options granted under the plan have various vesting schedules with vesting periods ranging from one to five years.



A summary of stock option activity during the two years ended March 31, 1998 is as follows:



                                                                                 Weighted
                                           Number of            Exercise          Average
                                            Shares            Price Range     Exercise Price
                                        --------------     ------------------ ---------------
 Outstanding, April 1, 1996                      _                 _
 Options granted                           353,800           $6.40 - $10.75         $8.20
 Options exercised                               _                 _
 Options forfeited                               _                 _
                                        --------------
 Outstanding, March 31, 1997               353,800
                                        ==============
 Exercisable, March 31, 1997                66,250
                                        ==============



 Outstanding, April 1, 1997                353,800                 _
 Options granted                           277,200          $10.75 - $13.25         11.94
 Options exercised                            (200)              $8.75               8.75
 Options forfeited                         (18,900)          $8.75 - $13.00         11.18
                                        --------------
 Outstanding, March 31, 1998               611,900
                                        ==============
 Exercisable, March 31, 1998               199,540
                                        ==============



Additional information regarding options outstanding as of March 31, 1998 is as follows:




                                     Options Outstanding                                 Options Exercisable
           ----------------------------------------------------------------  ---------------------------------------
                                       Weighted Average
                        Number            Remaining        Weighted Average                       Weighted Average
                      Outstanding      Contractual Life     Exercise Price   Number Exercisable    Exercise Price
           --------------------------------------------------------------------------------------------------------
                        611,900           8.2 years             $9.58              199,540              $8.81




Effective April 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This Statement gave the Company the option of either (1) continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees" while providing the disclosures required under SFAS No. 123, or (2) adopting SFAS No. 123 accounting for all employee and non-employee stock compensation arrangements. The Company opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No.
25. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements. Option grants made to non-employees, including outside directors, have been accounted for using the fair value method, which resulted in $9,500 and $113,982 in compensation expense during the years ended March 31, 1997 and 1998, respectively. The following table summarizes the pro forma disclosures required by SFAS No. 123 assuming the Company had adopted the fair value method for stock-based awards to employees as of the beginning of fiscal year 1997:



                                                        Year Ended March 31,
                                                        1997             1998
                                                   -----------------------------------
Net earnings, as reported                            $  3,491,346     $  6,039,094
Net earnings, pro forma                                 3,198,669        5,346,761

Basic earnings per share, as reported                       $0.67            $1.00
Basic earnings per share, pro forma                          0.62             0.89

Diluted earnings per share, as reported              $       0.66     $       0.98
Diluted earnings per share, pro forma                        0.61             0.87




Under SFAS No. 123, the fair value of stock-based awards to employees is derived through the use of option pricing models which require a number of subjective assumptions. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions:




[ ]                                            For the Year Ended March 31,

                                                  1997             1998
                                            -----------------------------------
Options granted under the Incentive Stock
     Option Plan:
     Expected life of option                    5 years           5 years
     Expected stock price volatility             44.00%           30.95%
     Expected dividend yield                       0%               0%
     Risk-free interest rate                     5.81%             5.82%

Options granted under the Nonqualified
     Stock Option Plan:
     Expected life of option                    8 years           8 years
     Expected stock price volatility             44.00%           30.95%
     Expected dividend yield                       0%               0%
     Risk-free interest rate                     6.05%             5.62%

11.      FAIR VALUE OF FINANCIAL INSTRUMENTS



The following disclosure of the estimated fair value of the Company's financial instruments is in accordance with the provisions of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The valuation methods used by the Company are set forth below.



The accuracy and usefulness of the fair value information disclosed herein is limited by the following factors:



- These estimates are subjective in nature and involved uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.



- These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holding of a particular financial asset.



- SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments.



Because of these and other limitations, the aggregate fair value amounts presented in the following table do not represent the underlying value of the Company.



The carrying amounts and estimated fair values of the Company's financial instruments are as follows:




                                        As of March 31, 1997      As of March 31, 1998
                                           Carrying      Fair       Carrying      Fair
                                            Amount       Value       Amount       Value
                                       ---------------------------------------------------
                                                       (In Thousands)
      Assets:
           Cash and cash equivalents      $    6,654  $    6,654    $  18,684   $  18,684

      Liabilities:
           Nonrecourse notes payable          19,705      19,752       13,028      12,973
           Recourse notes payable                439         465       13,037      13,033

12.      BUSINESS COMBINATIONS



During the year ended March 31, 1998, the Company acquired Compuventures of Pitt County, Inc. ("Compuventures") and Educational Computer Concepts, Inc. ("MLCI"), both value added resellers of personal computers and related network equipment and software products. These business combinations have been accounted for as pooling of interests, and accordingly, the consolidated financial statements for periods prior to the combinations have been restated to include the accounts and results of operations of the pooled companies. The results of operations previously reported by the Company and the pooled companies and the combined amounts presented in the accompanying consolidated financial statements are presented below.




                                                                   For the Year Ended March 31,
                                                                  1996          1997          1998
                                                            ----------------------------------------------
                                                                             (In Thousands)
            Revenues:
                 MLC Holdings, Inc.                           $     42,634   $     55,711  $     77,178
                 Pooled companies                                   29,080         30,502        41,264
                                                            ----------------------------------------------
                 Combined                                     $     71,714   $     86,213   $   118,442
                                                            ==============================================

            Net earnings:
                 MLC Holdings, Inc.                           $      1,610   $      2,481  $      3,785
                 Pooled companies                                    1,205          1,010         2,254
                                                            ----------------------------------------------
                 Combined                                     $      2,815   $      3,491  $      6,039
                                                            ==============================================




13.      QUARTERLY DATA - UNAUDITED



Condensed quarterly financial information is as follows (amounts in thousands, except per share amounts). Adjustments reflect the results of operations of business combinations accounted for under the pooling of interests method and the reclassification of certain prior period amounts to conform with current period presentation.

MLC HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED QUARTERLY INFORMATION
(IN THOUSANDS)



                                                           FIRST QUARTER                                SECOND QUARTER
                                               Previously                     Adjusted     Previously                     Adjusted
                                                Reported    Adjustments        Amount       Reported      Adjustments      Amount
                                              ------------------------------------------   ----------------------------------------
Year Ended March 31, 1997
Sales                                           $  10,412    $    6,978      $   17,390     $   8,635      $  6,026     $   14,661
Total revenues                                     12,896         7,267          20,163        11,705         6,284         17,989
Cost of sales                                       9,894         5,649          15,543         8,250         4,563         12,813
Total costs and expenses                           12,097         7,189          19,286        10,803         5,979         16,782
Earnings before provision for income taxes            799            78             877           902           305          1,207
Provision for income taxes                            284             -             284           322             -            322
Net earnings                                          515            78             593           580           305            885
                                              ==========================================   ========================================
Net earnings per common share                   $    0.13                    $     0.12     $    0.15                   $     0.19
                                              ------------                   -----------   -----------                  -----------
Year Ended March 31, 1998
Sales                                           $  22,309    $   12,964      $   35,273     $  22,407      $      -     $   22,407
Total revenues                                     26,763        13,383          40,146        27,253          (384)        26,869
Cost of sales                                      21,858        10,034          31,892        19,773             -         19,773
Total costs and expenses                           25,379        12,120          37,499        25,719          (384)        25,335
Earnings before provision for income taxes          1,384         1,263           2,647         1,534             -          1,534
Provision for income taxes                            460             -             460           412             -            412
Net earnings                                          924         1,263           2,187         1,122             -          1,122
                                              ==========================================   ========================================
Net earnings per common share-Basic             $    0.18                    $     0.37     $    0.19                   $     0.19
                                              ------------                   -----------   -----------                  -----------



                                                                 THIRD QUARTER                        FOURTH QUARTER
                                                     Previously                Adjusted    Previously                 Adjusted
                                                      Reported   Adjustments    Amount      Reported    Adjustments    Amount
                                                   -------------------------------------   -------------------------------------
Year Ended March 31, 1997
Sales                                                $   8,435     $  8,106    $  16,541     $ 15,836     $ 9,373    $  25,209
Total revenues                                          11,800        8,345       20,145       19,747       8,169       27,916
Cost of sales                                            7,676        6,712       14,388       14,284       6,819       21,103
Total costs and expenses                                10,810        7,957       18,767       18,597       7,929       26,526
Earnings before provision for income taxes                 990          388        1,378        1,150         240        1,390
Provision for income taxes                                 349          -            349          405         -            405
Net earnings                                               641          388        1,029          745         240          985
                                                   =====================================   =====================================
Net earnings per common share                        $    0.14                 $    0.19     $   0.14                $    0.17
                                                   ------------              -----------   -----------               -----------
Year Ended March 31, 1998
Sales                                                $  18,097     $    -      $  18,097     $      -     $   -      $  22,004
Total revenues                                          23,563         (287)      23,276            -         -         28,151
Cost of sales                                           15,625          -         15,625            -         -         19,802
Total costs and expenses                                21,435         (287)      21,148            -         -         25,730
Earnings before provision for income taxes               2,128          -          2,128            -         -          2,421
Provision for income taxes                                 851          -            851            -         -            968
Net earnings                                             1,277          -          1,277            -         -          1,453
                                                   =====================================   =====================================
Net earnings per common share-Basic                  $    0.21                 $    0.21     $      -                $    0.24
                                                   ------------              -----------   -----------               -----------

The following pages F-24 to F-29 set forth the information contained in the Quarterly Report on Form 10-Q of MLC Holding, Inc. for the quarter ended June 30, 1998.



MLC HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                     As of March 31, 1998       As of June 30, 1998
                                                                                                    (Unaudited)
                                                                  -----------------------------------------------------
ASSETS

Cash and cash equivalents                                          $              18,683,796  $              6,675,262
Accounts receivable                                                               16,383,314                15,555,292
Other receivables                                                                  3,801,808                15,572,848
Employee advances                                                                     53,582                    51,549
Inventories                                                                        1,213,734                 1,806,835
Investment in direct financing and sales type leases - net                        32,495,594                48,990,849
Investment in operating lease equipment - net                                      7,295,721                 6,105,244
Property and equipment - net                                                       1,131,512                 1,160,872
Other assets                                                                       2,136,554                 3,018,968
                                                                  -----------------------------------------------------
TOTAL ASSETS                                                       $              83,195,615  $             98,937,719
                                                                  =====================================================


LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Accounts payable - trade                                           $               6,865,419  $              4,171,959
Accounts payable - equipment                                                      21,283,582                21,417,573
Salaries and commissions payable                                                     390,081                   186,561
Accrued expenses and other liabilities                                             3,560,181                 3,139,517
Recourse notes payable                                                            13,037,365                20,827,000
Nonrecourse notes payable                                                         13,027,676                21,850,861
Deferred taxes                                                                     1,487,000                 1,487,000
Income tax payable                                                                       -                     757,381
                                                                  -----------------------------------------------------
Total Liabilities                                                                 59,651,304                73,837,852

COMMITMENTS AND CONTINGENCIES                                                            -                         -

STOCKHOLDERS' EQUITY

Preferred stock, $.01 par value; 2,000,000 shares authorized;
   none issued or outstanding                                                            -                         -
Common stock, $.01 par value; 25,000,000 authorized;
   6,071,505 and 6,082,005 issued and outstanding at
   March 31, 1998 and June 30, 1998, respectively                                     60,715                    60,820
Additional paid-in capital                                                        11,460,331                11,552,101
Retained earnings                                                                 12,023,265                13,486,946
                                                                  -----------------------------------------------------
Total Stockholders' Equity                                                        23,544,311                25,099,867
                                                                  -----------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $              83,195,615  $             98,937,719
                                                                  =====================================================


SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

MLC HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                             Three months ended
                                                                                                  June 30,
                                                                                        1997                    1998
                                                                                    (Unaudited)              (Unaudited)
                                                                              -------------------------------------------------
REVENUES

Sales of equipment                                                             $            15,132,332  $           10,274,435
Sales of leased equipment                                                                   20,140,240              24,910,646
                                                                              -------------------------------------------------
                                                                                            35,272,572              35,185,081

Lease revenues                                                                               3,522,568               4,985,087
Fee and other income                                                                         1,350,880               1,412,634
                                                                              -------------------------------------------------
                                                                                             4,873,448               6,397,721

                                                                              -------------------------------------------------
TOTAL REVENUES                                                                              40,146,020              41,582,802
                                                                              -------------------------------------------------

COSTS AND EXPENSES

Cost of sales, equipment                                                                    11,980,439               8,283,673
Cost of sales, leased equipment                                                             19,912,017              24,813,066
                                                                              -------------------------------------------------
                                                                                            31,892,456              33,096,739

Direct lease costs                                                                           1,390,755               1,991,828
Professional and other fees                                                                    214,590                 196,965
Salaries and benefits                                                                        2,625,257               2,368,600
General and administrative expenses                                                            932,923                 987,872
Interest and financing costs                                                                   465,784                 501,305
                                                                              -------------------------------------------------
                                                                                             5,629,309               6,046,570

                                                                              -------------------------------------------------
TOTAL COSTS AND EXPENSES                                                                    37,521,765              39,143,309
                                                                              -------------------------------------------------

EARNINGS BEFORE PROVISION FOR INCOME TAXES                                                   2,624,255               2,439,493
                                                                              -------------------------------------------------

PROVISION FOR INCOME TAXES                                                                     460,313                 975,797
                                                                              -------------------------------------------------

NET EARNINGS                                                                   $             2,163,942  $            1,463,696
                                                                              =================================================

NET EARNINGS PER COMMON SHARE - BASIC                                          $                  0.37  $                 0.24
                                                                              =================================================
NET EARNINGS PER COMMON SHARE - DILUTED                                        $                  0.36  $                 0.23
                                                                              =================================================

PRO FORMA NET EARNINGS (See Note 4)                                            $             1,699,027  $            1,463,696
                                                                              =================================================

PRO FORMA NET EARNINGS PER COMMON SHARE - BASIC                                $                  0.29  $                 0.24
                                                                              =================================================
PRO FORMA NET EARNINGS PER COMMON SHARE - DILUTED                              $                  0.28  $                 0.23
                                                                              =================================================

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC                                                  5,909,976               6,078,126
WEIGHTED AVERAGE SHARES OUTSTANDING - DILUTED                                                6,023,907               6,241,079


SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

MLC HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                Three Months Ended
                                                                                                     June 30,
                                                                                            1997                 1998
                                                                                         (Unaudited)          (Unaudited)
                                                                                     ------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net earnings                                                                     $        2,163,942  $          1,463,696
     Adjustments to reconcile net earnings to net cash used by
        operating activities:
           Depreciation and amortization                                                       1,235,202             1,276,822
           Provision for credit losses                                                           (30,000)              500,000
           Gain on sale of operating lease equipment                                            (113,952)               (2,500)
           Adjustment of basis to fair market value of equipment and investments                 231,000               268,506
           Payments from lesees directly to lenders                                             (641,730)             (282,225)
           Compensation to outside directors - stock options                                       6,300                   -
           Changes in:
              Accounts receivable                                                             (2,841,758)            1,033,285
              Other receivables                                                               (9,324,654)          (11,771,040)
              Employee advances                                                                  (15,806)                2,073
              Inventories                                                                     (1,425,770)             (589,916)
              Other assets                                                                      (570,343)              286,701
              Accounts payable - equipment                                                     1,489,123               (82,439)
              Accounts payable - trade                                                         2,436,814            (3,198,540)
              Salaries and commissions payable, accrued
                 expenses and other liabilities                                                  968,657               359,133
                                                                                     ------------------------------------------
                    Net cash used by operating activities                                     (6,432,975)          (10,736,444)
                                                                                     ------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from sale of operating equipment                                                   353,762                 2,500
     Purchase of operating lease equipment                                                    (1,018,137)                    -
     Increase in investment in direct financing and sales-type leases                         (2,997,485)          (18,385,823)
     Purchases of property and equipment                                                               -              (128,341)
     Decrease (Increase) in other assets                                                          69,143            (1,138,719)
                                                                                     ------------------------------------------
                 Net cash used in investing activities                                        (3,592,717)          (19,650,383)
                                                                                     ------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Borrowings:
        Nonrecourse                                                                            2,004,927            11,608,867
        Recourse                                                                                  94,364               107,764
     Repayments:
        Nonrecourse                                                                           (1,113,018)           (1,112,890)
        Recourse                                                                                (246,236)              (45,310)
     Repayments of loans from stockholders                                                        (2,000)                  -
     Distributions to shareholders of combined companies
        prior to business combination                                                           (937,270)                  -
     Proceeds from issuance of capital stock, net of expenses                                          -                91,875
     Proceeds from lines of credit                                                             7,500,000             7,727,987
                                                                                     ------------------------------------------
                 Net cash provided by financing activities                                     7,300,767            18,378,293
                                                                                     ------------------------------------------

NET DECREASE IN CASH AND CASH EQUIVALENTS                                                     (2,724,925)          (12,008,534)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                                 6,654,209            18,683,796
                                                                                     ------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                              $        3,929,284  $          6,675,262
                                                                                     ==========================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Cash paid for interest                                                           $           41,167  $            216,428
                                                                                     ==========================================
     Cash paid for income taxes                                                       $        1,121,818  $            324,446
                                                                                     ==========================================


SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       MLC HOLDINGS, INC. AND SUBSIDIARIES

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The condensed consolidated statement of earnings for the three month period ended June 30, 1997, and the condensed consolidated statement of cash flows for the three month period ended June 30, 1997 have been restated to include the accounts and results of operations of the Company's two subsidiaries acquired during the second quarter of fiscal 1998, which were accounted for under the pooling-of-interests method. The condensed consolidated balance sheet as of June 30, 1998, the condensed consolidated statements of earnings for the three months ended June 30, 1997 and 1998, and the condensed consolidated statements of cash flows for the three months ended June 30, 1997 and 1998 have been prepared by the Company without audit.

The quarterly financial information is submitted in response to the requirements of Form 10-Q and does not purport to be financial statements prepared in accordance with generally accepted accounting principles. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. They therefore do not include all disclosures which might be associated with such statements.

In the opinion of management, the accompanying unaudited financial statements include all adjustments, consisting only of normal recurring accruals, necessary to present fairly the Company's financial position at March 31, 1998 and June 30, 1998, the results of operations for the three month periods ending June 30, 1997 and 1998, and the cash flows for the three month periods ended June 30, 1997 and 1998. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended March 31, 1998 included in the Company's Annual Report on Form 10-K (No. 0-28926).


2. INVESTMENT IN DIRECT FINANCING AND SALES-TYPE LEASES

The Company's investment in direct financing and sales-type leases consists of the following components:

                                                                              March 31,              June 30,
                                                                               1998                    1998
                                                                          ------------------    ------------------
                                                                                       (In thousands)
       Minimum lease payments                                                     $  29,968             $   46,826
       Estimated unguaranteed residual value                                          7,084                  9,442
       Initial direct costs - net of amortization                                       760                  1,156
       Less:  Unearned lease income                                                 (5,270)                (7,887)
       Reserve for credit losses                                                       (46)                  (546)
                                                                          ------------------    -------------------
       Investment in direct financing and sales type leases - net                 $  32,496             $   48,991
                                                                          ==================    ===================

3. INVESTMENT IN OPERATING LEASE EQUIPMENT

The components of the net investment in operating lease equipment are as follows:

                                                                     March 31,                June 30,
                                                                      1998                      1998
                                                                --------------------    --------------------
                                                                               (In thousands)
     Cost of equipment under operating leases                             $  13,990             $    13,715
     Initial direct costs                                                        51                      29
     Accumulated depreciation and amortization                              (6,745)                 (7,639)
                                                                --------------------    --------------------

     Investment in operating leases - net                                 $   7,296             $     6,105
                                                                ====================    ====================


4. UNAUDITED PRO FORMA INCOME TAX INFORMATION

The following unaudited pro forma income tax information is presented in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," as if the pooled companies, which were subchapter S corporations prior to their business combinations with the Company, had been subject to federal income taxes throughout the periods presented.

                                                                             Three months ended
                                                                   June 30, 1997            June 30, 1998
                                                                --------------------    --------------------
                                                                               (In thousands)
      Net earnings before pro forma adjustment                           $    2,164              $    1,464
      Additional provision for income tax                                     (465)                       -
                                                                --------------------    --------------------
      Pro forma net income                                               $    1,699              $    1,464
                                                                ====================    ====================


5. NEW ACCOUNTING PRONOUCEMENT

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components in financial statements by requiring minimum pension liability adjustments, unrealized gains or losses on available-for-sale securities and foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive earnings. The Company currently has no items of other comprehensive income to be reported.

6.  CONTINGENCY

One of the Company's equipment sales and lease customers has filed for voluntary bankruptcy protection. Allegheny Health, Education & Research Foundation ("AHERF") is a Pittsburgh based not-for-profit entity that owns multiple hospitals, the largest of which include Hahnemann University Hospital, St. Christopher's Hospital for Children, Medical College of Pennsylvania and Graduate Hospital, all of which are located in Philadelphia, Pennsylvania. On July 21, 1998, AHERF, and some but not all of its operating subsidiaries filed for bankruptcy and agreed to sell its eight Philadelphia-area hospitals to Vanguard Health Systems, Inc., a Tennessee based for-profit company, subject to court approval. As of August 12, 1998, the Company's net book value of leases to AHERF is approximately $1.4 million and receivable balance is approximately $500,000. The Company believes that the fair market value of the equipment may be below its current balances, and, depending on the assumption or rejection of the leases by the Bankruptcy Trustee and the creditor status and ultimate repayment schedule of other claims, upon disposal of the equipment and disposition of its claims, the Company could incur a loss with respect to its current balances. The amount and timing of such losses cannot be accurately estimated by the Company at this time due to the recent filing and unknown status of many of its claims. The Company is vigorously pursuing all available remedies in bankruptcy court. The Company believes that as of June 30, 1998, its allowance for doubtful accounts, having been increased, is adequate to provide for the potential loss resulting from this customer.


7.  SUBSEQUENT EVENT

On July 1, 1998, the Company, through a new wholly owned subsidiary, MLC Network Solutions of Virginia, Inc., issued 263,478 common shares, valued at $3,622,822, and cash of $3,622,836 for all the outstanding common shares of PC Plus, Inc., a value-added reseller of PC's, related network equipment and software products and provides various support services to its customers from its facility in Reston, Virginia. This business combination has been accounted for using the purchase method of accounting.

SCHEDULE II


                      MLC HOLDINGS, INC. AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS
                      FOR THE THREE YEARS ENDED MARCH 31,
                              1996, 1997 AND 1998
                                 (IN THOUSANDS)


                                                       Column C - Additions
                                                    -------------------------
                                                          (1)
                                         Column B       Charged        (2)                    Column E
                                         Balance at     to costs     Charged                 Balance at
                                         beginning        and        to other    Column D      end of
          Column A - Description         of period      expenses     accounts    Deductions    period
   -----------------------------------------------------------------------------------------------------
    1998 Allowance for doubtful
         accounts and credit losses    $     143     $     56      $       _    $     57    $     142
                                      ==================================================================

    1997 Allowance for doubtful
    accounts and credit losses         $       8     $    144      $       _    $      9    $     143
                                      ==================================================================

    1996 Allowance for doubtful
    accounts and credit losses         $       4     $     15      $       _    $     11    $       8
                                      ==================================================================


                      MLC HOLDINGS, INC. AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS
                      FOR THE QUARTER ENDED JUNE 30, 1998
                                 (IN THOUSANDS)




                                                       Column C - Additions
                                                    -------------------------
                                                          (1)
                                         Column B       Charged        (2)                    Column E
                                         Balance at     to costs     Charged                 Balance at
                                         beginning        and        to other    Column D      end of
          Column A - Description         of period      expenses     accounts    Deductions    period
   -----------------------------------------------------------------------------------------------------
    1998 Allowance for doubtful
         accounts and credit losses    $     142     $    534      $       _     $     3    $     673
                                      ==================================================================

====================================================

No person has been authorized in connection with the Offering made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.



                   -------------------------

                      TABLE OF CONTENTS

                   -------------------------

                                               Page
                                               ----
Available Information . . . . . . . . . . . .     3
Prospectus Summary  . . . . . . . . . . . . . .   4
Risk Factors  . . . . . . . . . . . . . . . . .   9
The Company . . . . . . . . . . . . . . . . . .  24
Use of Proceeds . . . . . . . . . . . . . . .    25
Dividend Policy . . . . . . . . . . . . . . .    25
Capitalization  . . . . . . . . . . . . . . . .  26
Selected Consolidated Financial Data  . . . . .  26
Management's Discussion and Analysis of
  Results of Operations and Financial
  Condition . . . . . . . . . . . . . . . . .    29
Business  . . . . . . . . . . . . . . . . . . .  41
Management  . . . . . . . . . . . . . . . . . .  56
Certain Transactions  . . . . . . . . . . . . .  67
Principal Stockholders  . . . . . . . . . . . .  69
Selling Stockholders  . . . . . . . . . . . . .  73
Price Range of  Common Stock  . . . . . . . . .  74
Description of Capital Stock  . . . . . . . . .  75
Plan of Distribution  . . . . . . . . . . . . .  79
Legal Matters . . . . . . . . . . . . . . . . .  80
Experts . . . . . . . . . . . . . . . . . . . .  80
Index to Consolidated Financial
  Statements  . . . . . . . . . . . . . . . .   F-1


====================================================

             ====================================================




                               2,964,305  SHARES

                               MLC HOLDINGS, INC.

                                  COMMON STOCK





                                ---------------

                                  PROSPECTUS





                                __________, 1998





             ====================================================

                                 PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the Nasdaq listing fee.


         SEC registration fee              $ 10,494
         Nasdaq listing fee                $ 17,500
         Printing and engraving expenses   $  3,500
         Legal fees and expenses           $ 55,000
         Blue Sky fees and expenses        $  2,000
         Accounting fees and expenses      $ 25,000
         Miscellaneous                     $  3,000
                                           --------

         Total                             $116,494
                                           ========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Ninth Article of the Certificate of Incorporation of the Registrant provides:

                 "No person shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders,
         (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
         Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit."

         The Tenth Article of the Certificate of Incorporation of the Registrant provides:

                 "The Corporation shall indemnify, in the manner and to the fullest extent permitted by the Delaware General Corporation Law (and in the case of any amendment thereto, to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), any person (or the estate of any person) who is or was a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Corporation, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise including service with respect to an employee benefit plan. The Corporation may, to the fullest extent permitted by the Delaware General Corporation Law, purchase and maintain insurance on behalf of any such person against any liability which may be asserted against such person. To the fullest extent permitted by the

         Delaware General Corporation Law, the indemnification provided herein may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and any such expenses may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the person seeking indemnification to repay such amounts if it is ultimately determined that he or she is not entitled to be indemnified. The indemnification provided herein shall not be deemed to limit the right of the Corporation to indemnify any other person for any such expenses to the fullest extent permitted by the Delaware General Corporation Law, nor shall it be deemed exclusive of any other rights to which any person seeking indemnification from the Corporation may be entitled under any agreement, the Corporation's Bylaws, vote of stockholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. The Corporation may, but only to the extent that the Board of Directors may (but shall not be obligated to) authorize from time to time, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article Tenth as they apply to the indemnification and advancement of expenses of directors and officers of the Corporation."

         Section 145 of the Delaware General Corporation Law empowers the Registrant to indemnify its officers and directors under certain circumstances. The pertinent provisions of that statute read as follows:

                 "(a)     A corporation may indemnify any person who was or is
         a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                 (b) A corporation may indemnify any person who was or is a party or is threatened to be a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                 (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

                 (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

                 (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final deposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

                 (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

                 (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

                 (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employer or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

                 (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

                 (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

                 (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

         The Registrant has purchased a directors' and officers' liability insurance contract which provides, within stated limits, reimbursement either to a director or officer whose actions in his capacity result in liability, or to the Registrant, in the event it has indemnified the director or officer

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 12 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

         (a) The Company has sold the following unregistered securities since its inception in 1996:

                 (i) On July 1, 1997, the Company issued 161,329 shares of Common Stock in a private placement at a price of $12.40 per share.

                 (ii) Effective July 24, 1997, the Company issued 260,978 shares of Common Stock pursuant to an Agreement and Plan of Merger with Compuventures of Pitt

                          County, Inc. ("Compuventures") in exchange for the outstanding shares of Compuventures common stock.

                 (iii) Effective September 29, 1997 the Company issued 498,997 shares of Common Stock pursuant to an Agreement and Plan of Merger with Educational Computer Concepts, Inc. ("ECCI") in exchange for the outstanding shares of ECCI common stock.

                 (iv) The Company has granted options to purchase an aggregate of 482,150 shares of its Common Stock to its officers, directors and employees pursuant to its option and stock purchase plans as of December 3, 1997.

         (b) There were no underwriters, brokers or finders employed in connection with any of the transactions set forth in Item 15(a).

         (c) The issuances described in Item 15(a) were deemed to be exempt from registration under the Securities Act in reliance upon
                 Section 4(2) thereof as transactions not involving a public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         a.      Exhibits



Exhibit
Number          Description
2.1(1)          Agreement and Plan of Merger dated July 24, 1997, by and among MLC Holdings,
                Inc., MLC Network Solutions, Inc., Compuventures of Pitt County, Inc., and the
                Stockholders of Compuventures of Pitt County, Inc.

2.2(2)          Agreement and Plan of Merger dated September 29, 1997, by and among MLC
                Holdings, Inc., MLC Acquisition Corp., Educational Computer Concepts, Inc. and
                the Stockholders of Educational Computer Concepts, Inc.

2.3(3)          Agreement and Plan of Merger dated July 1, 1998, by and among MLC Holdings,
                Inc., MLC Network Solutions of Virginia, Inc., PC Plus, Inc., and the
                Stockholders of PC Plus, Inc.

3.1(2)          Certificate of Incorporation of the Company, as amended

3.2(4)          Bylaws of the Company

4.1(4)          Specimen certificate of Common Stock of the Company

5.1             Opinion of Alston & Bird LLP

10.1(4)(*)      1996 Stock Incentive Plan (see 10.21 below for amended version)

10.2(4)(*)      1996 Outside Directors Stock Option Plan (see 10.23 below for amended version)

10.3(4)(*)      1996 Nonqualified Stock Option Plan (see 10.24 below for amended version)

10.4(4)(*)      1996 Incentive Stock Option Plan (see 10.22 below for amended version)

10.5(4) Form of Indemnification Agreement entered into between the Company and its directors and officers.

10.6(4)         Lease dated July 14, 1993 for principal executive office located in Reston,
                Virginia, together with amendment thereto dated March 18, 1996

10.7(4)(*)      Form of Employment Agreement between the Registrant and Philip G. Norton

10.8(4)(*)      Form of Employment Agreement between the Registrant and Bruce M. Bowen

10.9(4)(*)      Form of Employment Agreement between the Registrant and William J. Slaton

10.10(4)(*)     Form of Employment Agreement between the Registrant and Kleyton L. Parkhurst

10.11(4)        Form of Irrevocable Proxy and Stock Rights Agreement

10.12(4)        First Amended and Restated Business Loan and Security Agreement by and between the Company and First Union Bank of Virginia, N.A.

10.13(4)        Loan Modification and Extension Agreement by and between the Company and First
                Union National Bank of Virginia, N.A.

10.14(4)        Credit Agreement by and Between the Company and NationsBanc Leasing Corporation

10.15(4)        Loan Modification and Extension Agreement

10.16(5)        Text of Loan and Security Agreement dated January 31, 1997 between MLC Group,
                Inc. and Heller Financial, Inc.

10.17(5)        Text of First Amendment to Loan and Security Agreement dated March 12, 1997 between MLC Group, Inc. and Heller Financial, Inc.

10.18(6)        Credit Agreement dated as of June 5, 1997, by and between MLC Group, and
                CoreStates Bank, N.A.

10.19(6)(*)     Form of Employment Agreement between the Registrant and Thomas B. Howard, Jr.

10.20(6)(*)     Form of Employment Agreement between the Registrant and
                Steven J. Mencarini

10.21(2)(*)     MLC Master Stock Incentive Plan

10.22(2)(*)     Amended and Restated Incentive Stock Option Plan

10.23(2)(*)     Amended and Restated Outside Director Stock Option Plan

10.24(2)(*)     Amended and Restated Nonqualified Stock Option Plan

10.25(2)(*)     1997 Employee Stock Purchase Plan

10.26(2)        Amendment No. 1 dated September 5, 1997 to Credit Agreement dated June 5, 1997 between MLC Group, Inc. and CoreStates Bank, N.A.

10.27(3)        Employment Agreement between the Company and Nadim Achi

10.28(3)        Escrow Agreement between the Company, Crestar Bank, Nadim Achi as representative of the PC Plus, Inc. shareholders dated July 1, 1998

10.29(3)        Amendment No. 3 dated June 30, 1998, to Credit Agreement dated June 5, 1997, between MLC Group, Inc. and First Union National Bank, sucessor to CoreStates
                Bank, N.A.

10.30           Amendment No. 2 dated December 19, 1997, to Credit Agreement dated June 5, 1997, between MLC Group, Inc. CoreStates Bank, N.A.

21.1            Subsidiaries of the Company

23.1            Consent of Deloitte & Touche LLP

23.2            Consent of Herbein & Company, Inc.

23.3            Consent of Alston & Bird LLP (Included in Exhibit 5.1)

24.1(7)         Power of Attorney

27.1(8)         Financial Data Schedule

99.1(7)         Independent Auditor's Report of Herbein & Company, Inc. as to ECCI
---------------------------------


(*)      Indicates a management contract or compensatory plan or arrangement.


(1) Incorporated herein by reference to the indicated exhibit filed as part of the registrant's Form 8-K filed on August 8, 1997.



(2) Incorporated herein by reference to the indicated exhibit filed as part of the registrant's Form 10-Q filed on November 14, 1997.



(3) Incorporated herein by reference to the indicated exhibit filed as part of the registrant's Form 8-K filed July 31, 1998.

(4) Incorporated herein by reference to the indicated exhibit filed as part of the registrant's Registration Statement on Form S-1 (No. 333-11737).






(5) Incorporated herein by reference to Exhibits 5.1 and 5.2 filed as part of the registrant's Form 8-K filed March 28, 1997.



(6) Incorporated herein by reference to the indicated exhibit filed as part of the registrant's Form 10-K filed on June 30, 1997.



(7)      Previously filed.



(8) Incorporated herein by reference to the indicated exhibit filed as part of the registrant's Form 10-K filed on June 29, 1998.


         b.      Financial Statements Schedule

         S-1 Schedule II - Valuation and Qualifying Account for the Three Years Ended March 31, 1996, 1997 and 1998 (included herein at page S-1 of the prospectus included in this registration statement).

ITEM 17.    UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (A)     (1)      To file, during any period in which offers or sales
are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunder authorized, in the County of Fairfax, Commonwealth of Virginia, on this 31st day of August, 1998.


                         MLC HOLDINGS, INC.


                         By:   /s/ Phillip G. Norton
                               ---------------------
                                 Phillip G. Norton, Chairman of the Board
                                 and Chief Executive Officer




         Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.




Signature                                  Capacity                                           Date
---------                                  --------                                           ----
/s/ Phillip G. Norton                      Chairman of the Board, President                    August 31, 1998
--------------------------                 and Chief Executive Officer
  Phillip G. Norton                        (Principal Executive Officer)


(*)                                        Executive Vice President and Chief                  August 31, 1998
--------------------------                 Operating Officer of MLC Group
  Thomas B. Howard, Jr.


(*)                                        Director and Executive Vice President               August 31, 1998
--------------------------
  Bruce M. Bowen


/s/ Steven J. Mencarini                    Senior Vice President and                           August 31, 1998
--------------------------                 Chief Financial Officer
  Steven J. Mencarini                      (Principal Financial and Accounting
                                           Officer)


Signature                                  Capacity                                           Date
---------                                  --------                                           ----
(*)                                        Director                                            August 31, 1998
---------------------------
  Terrence O'Donnell


(*)                                        Director                                            August 31, 1998
---------------------------
  Carl J. Rickertsen


(*)By:  /s/Phillip G. Norton                                                                   August 31, 1998
     ----------------------
        Phillip G. Norton
        Attorney-in-Fact

                               INDEX TO EXHIBITS

Exhibit No.               Description
-----------               -----------
 5.1                      Opinion of Alston & Bird LLP

10.30                     Amendment No. 2 dated December 19, 1997, to Credit
                          Agreement dated June 5, 1997 between MLC Group, Inc.
                          and Corestates Bank, N.A.

21.1                      Subsidiaries of the Company

23.1                      Consent of Deloitte & Touche LLP

23.2                      Consent of Herbein & Company, Inc.





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